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As Filed with the Securities and Exchange Commission on May 2, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

USA INTERACTIVE
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4833 (Primary Standard Industrial Classification Code Number)	59-2712887 (I.R.S. Employer Identification Number)

152 West 57th Street
New York, New York 10019
(212) 314-7300
(Address, including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

Julius Genachowski
Executive Vice President, General Counsel and Secretary
USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent For Service)

Copies to:

Pamela S. Seymon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Mark S. Britton Senior Vice President, General Counsel and Secretary Expedia, Inc. 13810 SE Eastgate Way, Suite 400 Bellevue, Washington 98005 (425) 564-7200	Peter D. Lyons Shearman & Sterling 599 Lexington Avenue New York, NY 10022 (212) 848-4000

          Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed information statement/prospectus.

          If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.01 per share	162,836,371(1)	N/A	$4,646,768,382(2)	$375,924(3)

(1)
Based on the maximum number of shares of common stock, par value $0.01 per share, of the Registrant ("USA common stock") that may be issued in connection with the merger described in the enclosed proxy and information statement/prospectus, calculated as the product of (a) 83,990,391 (the sum of (i) 50,646,686 shares of common stock, par value $0.01 per share, of Expedia ("Expedia common stock") outstanding on April 11, 2003, plus (ii) 22,714,242 shares of Expedia common stock reserved for issuance upon the exercise of stock options and restricted stock units outstanding on April 11, 2003, plus (iii) up to 12,503,093 shares of Expedia common stock issuable upon the exercise of Expedia warrants listed on the Nasdaq National Market outstanding on April 11, 2003, less (iv) 1,873,630 shares of Expedia common stock held by the Registrant), multiplied by (b) 1.93875, the exchange ratio in the merger. Outstanding shares exclude shares of Expedia common stock held by Expedia or any subsidiary of Expedia.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) and Rule 457(c) under the Securities Act, based on the product of (a) 83,990,391, multiplied by (b) $55.325, the average of the high and low sale prices for shares of Expedia common stock as reported on the Nasdaq National Market on April 25, 2003.

(3)
Reflects the product of (a) 0.00008090 multiplied by (b) the proposed maximum aggregate offering price for shares of USA common stock.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy and information statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy and information statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated May 2, 2003

Dear Shareholders:

        As you may be aware, the board of directors of Expedia, based upon the unanimous recommendation of a special committee of its disinterested directors, has approved a merger agreement that would result in Expedia becoming a wholly owned subsidiary of USA Interactive. In the merger, each outstanding share of Expedia common stock and Expedia Class B common stock (other than shares held by Expedia shareholders who validly perfect dissenters' rights under Washington law) would be converted into 1.93875 shares of USA common stock. In connection with the merger, the special committee received an opinion of Morgan Stanley & Co. Incorporated that, as of the date of its opinion, the exchange ratio of 1.93875 pursuant to the merger agreeement was fair, from a financial point of view, to the holders of Expedia common stock (other than USA and its affiliates).

        Both USA and Expedia believe the merger will enhance shareholder value by providing Expedia shareholders, through a transaction that is tax-free to Expedia shareholders, with a significant premium for their Expedia shares, as well as the opportunity to participate in the growth and future value of USA.

        Before we can proceed with the merger, the holders of a majority of the voting power of outstanding Expedia shares must vote in favor of adoption and approval of the merger agreement and the proposed merger at the special meeting of Expedia shareholders. Because USA, which currently owns 94.9% of the combined voting power of Expedia's outstanding shares, has agreed to vote in favor of adoption and approval of the merger agreement and the proposed merger, approval of the merger by Expedia shareholders at the special meeting is assured.

        Your board of directors recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby.

        Whether or not you attend the special meeting, it is important that your shares be properly represented and voted at the meeting. Therefore, I urge you to sign, date and promptly return the enclosed proxy in the enclosed postage-paid envelope. Sending in your proxy will not prevent you from voting your shares at the meeting in person if you so desire, as your proxy is revocable at your option.

        Please see "Risk Factors" beginning on page     •    for a discussion of matters relating to an investment in USA common stock.

        USA common stock is listed on the Nasdaq National Market under the symbol "USAI" and Expedia common stock is listed on the Nasdaq National Market under the symbol "EXPE." Based on the closing price of USA common stock on    •    , 2003, the date immediately prior to the date of this proxy and information statement/prospectus, 1.93875 shares of USA common stock had a value of $    •    . You should be aware that, because the number of shares of USA common stock you will receive per Expedia share in the merger is fixed, the value of the consideration you will receive in the merger will fluctuate as the market price of USA common stock changes.

                      Sincerely,

                      Erik C. Blachford
                       Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the USA common stock to be issued in the merger or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy and information statement/prospectus is    •    , 2003
and it is first being mailed on or about    •    , 2003.

The information in this proxy and information statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy and information statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated May 2, 2003

Dear Stockholders:

        As you may be aware, the board of directors of USA and, based upon the unanimous recommendation of a special committee of Expedia's disinterested directors, the board of directors of Expedia, has each approved a merger agreement that would result in Expedia becoming a wholly owned subsidiary of USA Interactive. In the merger, each outstanding share of Expedia common stock and Expedia Class B common stock (other than shares held by Expedia shareholders who validly perfect dissenters' rights under Washington law) would be converted into 1.93875 shares of USA common stock. USA expects to issue approximately 94,127,288 million shares of USA common stock at the closing of the merger.

        Under the Nasdaq rules, because USA might issue in excess of 20% of its current outstanding common stock under the terms of the merger, before we can complete the merger, USA stockholders must approve the issuance of the USA securities in the merger. Pursuant to a Stockholders Agreement, each of Universal Studios, Inc., a subsidiary of Vivendi Universal S.A., and Liberty Media Corporation has granted to Barry Diller an irrevocable proxy over all USA securities owned by Universal, Liberty and their affiliates for all matters, except for limited contingent matters, which require the consent of each of Mr. Diller and Liberty. The merger is not a contingent matter. As a result, Mr. Diller, through shares owned by him, as well as those owned by Liberty and Vivendi, controls    •    % of the combined voting power of USA common stock and USA Class B common stock, which is sufficient for approval by USA stockholders of the issuance of the USA securities in the merger. Mr. Diller has signed a written stockholder's consent approving the issuance of USA securities in the merger. As a result, no action is required on the part of USA stockholders. We are not asking USA stockholders for a proxy and USA stockholders are requested not to send USA a proxy.

        USA common stock is listed on the Nasdaq National Market under the symbol "USAI" and Expedia common stock is listed on the Nasdaq National Market under the symbol "EXPE." Based on the closing price of USA common stock on the Nasdaq National Market on    •    , 2003, the date immediately prior to the date of this proxy and information statement/prospectus, 1.93875 shares of USA common stock had a value of $    •    .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the USA common stock to be issued in the merger or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

        The date of this proxy and information statement/prospectus is    •    , 2003
and it is first being mailed on or about    •    , 2003.

EXPEDIA, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on    •     , 2003

        A special meeting of shareholders of Expedia, Inc., a Washington corporation, will be held at     •     .m., local time, on    •    , 2003 at the Doubletree Hotel, 300 112th Avenue SE, Bellevue, Washington, to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of March 18, 2003, among USA Interactive, Equinox Merger Corp., a wholly owned subsidiary of USA, and Expedia (which we refer to in this document as the merger agreement), and the transactions contemplated thereby. Under the terms of the merger agreement, among other things:

  •
  Equinox Merger Corp. will merge with and into Expedia, with Expedia continuing as the surviving corporation. As a result of the merger, Expedia will be a wholly owned subsidiary of USA.

  •
  Each share of Expedia common stock and Expedia Class B common stock will be converted into 1.93875 shares of USA common stock.

        Holders of record of shares of Expedia common stock and Expedia Class B common stock at the close of business on    •    , 2003 will be entitled to vote at the special meeting or any adjournment or postponement.

                      By Order of the Board of Directors

                      Mark S. Britton,
                       Secretary

Bellevue, Washington
    •    , 2003

Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope.

IMPORTANT

        This document, which is sometimes referred to as the proxy and information statement/prospectus, constitutes a proxy statement of Expedia to Expedia shareholders, a prospectus of USA for the shares of USA common stock that USA will issue to Expedia shareholders in the merger and an information statement of USA to USA stockholders. This document also constitutes notice of the contemplated merger to the holders of outstanding and unexercised warrants to acquire shares of Expedia common stock pursuant to the terms of the underlying warrant documents. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this proxy and information statement/prospectus incorporates important business and financial information about USA, Expedia and their affiliates that is contained in documents filed with the SEC and that is not included in or delivered with this proxy and information statement/prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See "Where You Can Find More Information" beginning on page     •    . You may also obtain copies of these documents, without charge, from USA and from Expedia by writing or calling:

USA Interactive 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Corporate Secretary	Expedia, Inc. 13810 SE Eastgate Way, Suite 400 Bellevue, Washington 98005 (425) 564-7200 Attention: Corporate Secretary

        You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., the proxy solicitor for the merger, at the following address and telephone number:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (collect)
(800) 322-2885 (toll-free)

        In order to obtain delivery of these documents prior to completion of the merger, you should request such documents no later than     •    , 2003.

        In "Questions and Answers About the Merger" below and in the "Summary" beginning on page 1, we highlight selected information from this proxy and information statement/prospectus, but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire proxy and information statement/prospectus, including the appendices, as well as the documents that we have incorporated by reference into this document. See "Where You Can Find More Information" beginning on page    •    .

Appendix A: Agreement and Plan of Merger	A-1
Appendix B: Opinion of Morgan Stanley & Co. Incorporated	B-1
Appendix C: Chapter 23B.13 of the Washington Business Corporation Act	C-1

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What is the proposed transaction?
A:
USA is proposing to acquire all of the outstanding shares of Expedia common stock that it does not already own. The acquisition will be effected by the merger of a wholly owned subsidiary of USA with and into Expedia, with Expedia surviving as a wholly owned subsidiary of USA.
Q:
Why is USA acquiring the remaining Expedia shares that it does not already own?
A:
USA believes that the combined company will benefit from, among other things, the alignment of management interests and the ability of a combined company to offer improved and integrated products and services, in each case creating greater value for both USA's stockholders and Expedia's shareholders. To review USA's reasons for the merger, as well as the special committee's and Expedia's reasons for the merger, see the discussion beginning on page     •    .
Q:
If I am an Expedia shareholder, what will I receive in exchange for my Expedia shares?
A:
If you are an Expedia shareholder, you will receive 1.93875 shares of USA common stock in exchange for each share of Expedia common stock owned at the time the merger is completed (unless you properly exercise dissenters' rights). USA will not issue fractional shares of USA common stock. Any Expedia shareholder entitled to receive a fractional share of USA common stock will receive a cash payment instead of a fractional share.
Q:
If I am a USA stockholder, how will I be affected by the merger?
A:
After the merger, USA stockholders will continue to own the USA shares that they held immediately prior to the merger. However, because USA plans to issue approximately     •    new shares of USA common stock in the merger to current Expedia shareholders, each outstanding USA share immediately prior to the merger will represent a smaller percentage of a significantly larger company after the merger. USA's public stockholders currently own approximately    •    % of USA's outstanding common equity and    •    % of USA's voting power. After the merger, USA's public stockholders immediately prior to the merger will own approximately    •    % of USA's outstanding equity and     •    % of USA's outstanding voting power.
Q:
How are the economic terms of the merger different from the terms of the contemplated exchange offer USA announced on June 3, 2002?
A:
On June 3, 2002, USA announced its intention to commence an exchange offer of 1.34845 shares of USA common stock for each share of Expedia common stock that USA did not own (after adjusting the exchange ratio to give effect to a 2-for-1 stock split of Expedia shares effective March 10, 2002), which represented a 7.5% premium over the closing price of Expedia common stock immediately prior to USA's June 3, 2002 announcement. On June 5, 2002, USA announced that it would not commence any exchange offer in the near future, and no exchange offer was ever commenced. The 1.93875 exchange ratio in the merger represents approximately a 30% premium based on the closing prices of Expedia and USA stock on March 18, 2003, the last trading date before USA and Expedia announced the merger.
Q:
What vote of Expedia shareholders is needed to approve the merger?
A:
Under Washington law and Expedia's articles of incorporation, at the Expedia special meeting, the approval of the holders of Expedia shares representing a majority of the voting power of the outstanding shares of Expedia common stock and Expedia Class B common stock, voting together as a single class, is required in order to approve the merger. As of the record date for the special meeting, USA controlled shares of Expedia common stock and Expedia Class B common stock representing approximately 94.9% of the aggregate outstanding voting power of Expedia shares, and has agreed to vote such shares in favor of approval of the merger. As a result, approval of the merger at the special meeting by Expedia shareholders is assured.
Q:
Is a vote of USA stockholders needed to approve the merger?
A:
No. Delaware law allows stockholders to act by written consent instead of holding a meeting, unless prohibited by the company's certificate of incorporation. USA's certificate of incorporation does not prohibit stockholder action by written consent. Since Barry Diller, who controls the vote of sufficient USA shares to approve the issuance of USA common stock in the merger by written consent, has already executed a written consent voting these shares in favor of the issuance of shares in the merger, no other vote of USA stockholders is required.

Q:
Will I have dissenters' rights in connection with the merger?
A:
Under Washington law, holders of shares of Expedia common stock will be entitled to dissenters' rights in connection with the merger. Under Delaware law, holders of USA shares are not entitled to any dissenters' rights. For a detailed discussion of the dissenters' rights of holders of shares of Expedia common stock, see "The Merger—Dissenters' Rights" beginning on page     •    .
Q:
Will Expedia shareholders be taxed on the USA common stock that they receive?
A:
The exchange of shares by Expedia shareholders is intended to be tax-free to Expedia shareholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of USA common stock and cash received by holders of shares of Expedia common stock properly exercising dissenters' rights in connection with the merger. We recommend that Expedia shareholders carefully read the complete explanation of the material U.S. federal income tax consequences of the merger beginning on page    •    , and that Expedia shareholders consult their tax advisors for a full understanding of the tax consequences to them.
Q:
If my shares are held in street name by my broker, will my broker automatically vote my shares for me?
A:
No. Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should fill out the voter instruction form sent to you by your broker with this proxy and information statement/prospectus.
Q:
What do I need to do now?
A:
If you are an Expedia shareholder, after reviewing this proxy and information statement/prospectus, indicate on your proxy card how you want to vote on the merger, and sign, date and mail your proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting. The meeting will take place on     •    ,    •    , 2003.

  If you do not sign and send in your proxy card and do not attend and cast your vote in person at the Expedia special meeting, such inaction will have the effect of voting against the merger.

  If you sign, date and send in your proxy card, but do not indicate how you want to vote, your proxy will be voted in favor of the merger.

  After the merger is completed, Expedia shareholders will receive written instructions and a letter of transmittal for exchanging their shares of Expedia common stock for shares of USA common stock and cash instead of fractional shares of USA common stock. Please do not send your Expedia stock certificates until you receive the instructions and letter of transmittal.

  If you are a USA stockholder, you do not need to do anything, other than carefully read the information contained in this document.

Q:
When do you expect to complete the merger?
A:
We currently expect to complete the merger shortly after the Expedia special meeting, provided that all conditions to closing have been satisfied or waived.
Q:
Where can I find more information?
A:
You may obtain more information from various sources, as set forth under "Where You Can Find More Information" beginning on page    •    . If you have any questions about the merger, or would like copies of any of the documents we refer to in this proxy and information statement/prospectus, please call MacKenzie Partners, Inc., the proxy solicitor, toll-free at (800) 322-2885.

ii

SUMMARY

        The following summary highlights selected information from this proxy and information statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should carefully read this entire document and the other documents to which this document refers you. See "Where You Can Find More Information" beginning on page    •    .

        Throughout this proxy and information statement/prospectus when we use the term "we," "us," or "our," we are referring to both USA and Expedia.

The Companies

USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        USA Interactive (Nasdaq: USAI) engages worldwide in the business of interactivity via the Internet, the television and the telephone. USA's multiple brands are organized across three areas: Electronic Retailing, Information & Services and Travel Services. Electronic Retailing is comprised of HSN, America's Store, HSN.com, and Home Shopping Europe and Euvía in Germany. Information & Services includes Ticketmaster, Match.com, uDate, Citysearch, Evite, Entertainment Publications and Precision Response Corporation. Travel Services consists of Expedia (Nasdaq: EXPE), Hotels.com (Nasdaq: ROOM), Interval International, TV Travel Group and USA's forthcoming U.S. cable travel network.

Expedia, Inc.
13810 SE Eastgate Way, Suite 400
Bellevue, Washington 98005
(425) 564-7200

        Expedia, Inc. is a leading provider of travel planning services. Expedia offers airplane, hotel and car reservations, trip cancellation waivers, and numerous smaller vacation and business travel services, like tickets to Broadway shows and 24-hour business travel support, that makes Expedia a one-stop travel shop for leisure and business travelers. Expedia offers services through Expedia-branded websites, co-branded websites, third-party websites, a tour operator, a corporate travel agency, and the telephone.

Equinox Merger Corp.
c/o USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        Equinox Merger Corp., a Washington corporation, is a wholly owned subsidiary of USA created solely for the purpose of effecting the merger. In the merger, Equinox Merger Corp. will be merged with and into Expedia, with Expedia surviving the merger as a wholly owned subsidiary of USA.

The Proposed Transaction

        In the merger, Equinox Merger Corp. will merge with and into Expedia, and Expedia will survive the merger as a wholly owned subsidiary of USA. In the merger, each Expedia common share will be exchanged for 1.93875 shares of USA common stock and cash instead of fractional shares that would otherwise be payable in the merger. Immediately following the merger, it is anticipated that current shareholders of Expedia, other than USA, will own approximately    •    % of USA's outstanding common stock.

Treatment of Expedia Stock Options and Restricted Stock Awards (Page     •    )

        If we successfully complete the merger, USA will assume Expedia's employee stock options. As a result, options to acquire shares of Expedia common stock will be converted into options to acquire shares of USA common stock, with the number of shares that each option represents a right to purchase and the exercise price per share being adjusted based on the exchange ratio, with substantially similar terms in all other respects. Existing stock options to acquire shares of USA common stock will not be affected by the merger.

        If we successfully complete the merger, USA also will assume Expedia's obligations with respect to Expedia's restricted stock awards. As a result, Expedia restricted stock awards will be converted into USA restricted stock awards, with the number of shares that each award represents being adjusted, based on the exchange ratio, with substantially similar terms and restrictions in all other respects.

Treatment of Expedia Warrants (Page     •    )

        If we successfully complete the merger, the outstanding and unexercised warrants to acquire shares of Expedia common stock that were issued to Expedia shareholders and employees in connection with the February 2002 transaction whereby USA acquired a controlling interest in Expedia (which we refer to collectively in this document as the listed Expedia warrants) will be converted into warrants of USA to acquire shares of USA common stock based on the exchange ratio (which we refer to in this document as the listed USA warrants), with substantially similar terms to the listed Expedia warrants. The listed USA warrants are expected to be listed on the Nasdaq National Market to the extent eligible for listing.

        All other outstanding and unexercised warrants to acquire Expedia common stock will either remain outstanding as Expedia warrants and become exercisable solely for shares of USA common stock with the number of shares that each warrant represents a right to purchase and the exercise price per share being adjusted based on the exchange ratio, or be converted into warrants of USA to acquire shares of USA common stock with the number of shares that each warrant represents a right to purchase and the exercise price per share being adjusted based on the exchange ratio, with substantially similar terms in all other respects.

Expedia Shareholder Vote Required (Page     •    )

        USA and Expedia will only proceed with the merger if it is approved at the special meeting by holders of a majority of the shares of Expedia common stock and Expedia Class B common stock, voting together as a single class, outstanding on    •    , 2003, the record date, and the other conditions to the merger are satisfied or waived. USA has agreed to vote all of its Expedia shares in favor of the proposal to approve the merger. The vote of Expedia shares owned by USA is sufficient to ensure approval of the merger agreement at the special meeting.

Recommendation to Expedia Shareholders (Page     •    )

        A special committee consisting entirely of non-management, disinterested directors of Expedia was appointed by the Expedia board of directors to represent the interests of Expedia's shareholders, other than USA. The special committee unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and unanimously recommended that the Expedia board of directors approve the merger agreement and the transactions contemplated thereby.

        Based on the recommendation of the special committee, the Expedia board of directors unanimously approved the merger agreement, and unanimously recommends adoption and approval of the merger agreement and authorization of the merger by Expedia shareholders at the special meeting. The Expedia board of directors concurred with and adopted the analysis of the special committee with respect to the merger in deciding to recommend that shareholders vote "FOR" the adoption and approval of the merger agreement and authorization of the merger.

        You should refer to the factors considered by the special committee in making its recommendation to the Expedia board of directors, and the factors considered by the Expedia board in making its decision to adopt and approve the merger. These factors are discussed beginning on page    •    .

Opinion of Financial Advisor (Page     •    )

        In deciding to recommend approval of the merger to the Expedia board of directors, the special committee considered the opinion of its financial advisor, Morgan Stanley & Co. Incorporated, to the effect that, as of March 18, 2003, and subject to and based on the assumptions and other considerations set forth in its written opinion, the exchange ratio of 1.93875 pursuant to the merger agreement was fair to the holders of Expedia common stock (other than USA and its affiliates) from a financial point of view. The full text of Morgan Stanley's opinion is attached as Appendix B to this proxy and information statement/prospectus. Expedia recommends that its shareholders read the opinion of Morgan Stanley in its entirety.

The Merger Agreement (Page     •    )

        The merger agreement is the legal document that governs the merger and the other transactions contemplated by the merger agreement. We have attached the merger agreement as Appendix A to this document. We urge you to read it carefully in its entirety.

Interests of Certain Persons in the Merger (Page     •    )

        You should be aware that a number of directors and officers of Expedia, some of whom are also directors and/or officers of USA, and other directors and officers of USA, have interests in the merger that are different from, or in addition to, your interests as an Expedia shareholder or USA stockholder. We describe these interests beginning on page     •    of this document.

Regulatory Approvals (Page     •    )

        We are not aware of any material regulatory approvals required in connection with the merger. We intend to make all required filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to the merger.

Accounting Treatment (Page     •    )

        The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Comparison of Shareholder Rights (Page     •    )

        If we successfully complete the merger, each Expedia shareholder (other than Expedia shareholders who properly exercise their dissenters' rights) will become a shareholder of USA. The rights of USA stockholders are governed by Delaware law and by USA's charter and by-laws. USA stockholders' rights under Delaware law and USA's charter and by-laws differ in some respects from Expedia shareholders' rights under Washington law and Expedia's articles of incorporation and bylaws. For a summary of these material differences, see the discussion beginning on page     •    of this proxy and information statement/prospectus.

Selected Historical Financial Information of USA and Expedia

        We are providing the following selected financial information to assist you in analyzing the financial aspects of the merger. The selected USA and Expedia financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by USA and Expedia with the SEC, which we have incorporated by reference into this proxy and information statement/prospectus. See "Where You Can Find More Information" beginning on page     •    .

  USA Selected Historical Consolidated Financial Data

        The following table presents selected historical consolidated financial data for USA for each of the years in the five-year period ended December 31, 2002. This data was derived from USA's audited consolidated financial statements and reflects the operations and financial position of USA at the dates and for the periods indicated. The financial statements for each of the five years in the period ended December 31, 2002 for USA have been audited by Ernst & Young LLP, independent auditors.

        In August 2001, USA completed its previously announced sale of all of the capital stock of certain USA Broadcasting subsidiaries that own 13 full-power television stations and minority interests in four additional full-power stations to Univision Communications Inc., or Univision. On May 7, 2002, USA completed its transaction with Vivendi Universal, S.A., or Vivendi, in which the USA Entertainment Group, consisting of USA Cable, Studios USA, and USA Films, was contributed to Vivendi Universal Entertainment LLLP, or VUE, a new joint venture controlled by Vivendi.

The financial position and results of operations of USA Broadcasting and USA Entertainment Group have been presented as discontinued operations in all periods presented.

	Year Ended December 31,
	1998(1)(2)	1999(3)	2000(4)	2001(5)	2002(6)(7)
	(In thousands, except per share data)
Statements of Operations Data:
Net revenues	$1,639,828	$2,001,108	$2,964,612	$3,468,860	$4,621,224
Operating profit (loss)	59,391	(48,842)	(349,746)	(216,423)	86,753
Earnings (loss) from continuing operations before cumulative effect of accounting change	26,848	(69,212)	(172,398)	(186,799)	7,378
Earnings (loss) before cumulative effect of accounting change	76,874	(27,631)	(147,983)	392,795	2,414,492
Net earnings (loss) available to common shareholders	76,874	(27,631)	(147,983)	383,608	1,941,344
Basic earnings (loss) per common share from continuing operations available to common shareholders(8)(9):	0.09	(0.21)	(0.48)	(0.50)	(0.01)
Diluted earnings (loss) per common share from continuing operations available to common shareholders(8)(9):	0.04	(0.21)	(0.48)	(0.50)	(0.02)
Basic earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(9):	0.27	(.08)	(0.41)	1.05	5.64
Diluted earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(9):	0.21	(.08)	(0.41)	1.05	5.62
Basic earnings (loss) per common share available to common shareholders(8)(9):	0.27	(.08)	(0.41)	1.03	4.55
Diluted earnings (loss) per common share available to common shareholders(8)(9):	0.21	(.08)	(0.41)	1.03	4.54
Balance Sheet Data (end of period):
Working Capital	$443,408	$381,046	$355,157	$1,380,936	$3,080,766
Total Assets	4,161,873	5,151,160	5,646,290	6,527,068	15,663,113
Long-term obligations, net of current maturities	775,683	573,056	551,766	544,372	1,211,145
Minority Interest	336,788	742,365	908,831	706,688	1,074,501
Shareholders' equity	2,571,405	2,769,729	3,439,871	3,945,501	7,931,463
Other Data:
Net cash provided by (used in):
Operating activities	$(91,660)	$77,760	$87,321	$298,335	$741,561
Investing activities	(1,179,346)	(468,318)	(408,016)	35,052	808,009
Financing activities	1,297,654	100,204	58,163	56,256	716,621
Discontinued operations	304,173	267,651	86,266	348,174	(178,288)
Effect of exchange rate changes	(1,501)	(123)	(2,687)	(3,663)	11,130

(1)
Net earnings available to common shareholders includes the operations of USA Cable and Studios USA since their acquisition by USA from Universal Studios, Inc., or Universal, on February 12, 1998 and the consolidated statement of operations data includes Citysearch since its acquisition by USA on September 28, 1998.

(2)
Net earnings available to common shareholders for the year ended December 31, 1998 include a pre-tax gain of $74.9 million related to USA's sale of its Baltimore television station during the first quarter of 1998 and a pre-tax gain of $109.0 million related to the purchase of Citysearch during the fourth quarter of 1998.

(3)
The consolidated statement of operations data include the operations of Hotels.com since its acquisition of control by USA on May 10, 1999 and net earnings available to common shareholders includes the results of October Films and the domestic film distribution and development businesses of Universal (which previously operated Polygram Filmed Entertainment), collectively referred to as USA Films, that were acquired by USA on May 28, 1999. USA Films was contributed to VUE on May 7, 2002. Net earnings for the year ended December 31, 1999 includes a pre-tax gain of $89.7 million related to the sale of securities.

(4)
Includes a pre-tax gain of $104.6 million by Styleclick, Inc. related to USA's exchange of its interest in Internet Shopping Network for 75% of Styleclick, Inc., a pre-tax gain of $3.7 million related to the Hotels.com initial public offering, and a pre-tax charge of $145.6 million related to impairment of Styleclick goodwill.

(5)
Net earnings available to common shareholders includes a gain of $517.8 million, net of tax, related to the sale of capital stock of certain USA Broadcasting subsidiaries and an after-tax expense of $9.2 million related to the cumulative effect of adoption as of January 1, 2001 of SOP 00-2, "Accounting by Producers or Distributors of Films."

(6)
In connection with USA's acquisition of a controlling interest in Expedia, USA issued approximately 13.1 million shares of Series A Redeemable Preferred Stock, or USA preferred stock, at $50 face value ($656 million aggregate value), with a 1.99% annual dividend rate and which is convertible at any time into USA common stock at an initial conversion price of $33.75. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of USA common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of USA preferred stock may require USA to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. USA has the right to redeem the USA preferred stock commencing on the tenth anniversary of February 4, 2002. Any payment by USA with respect to the dividend or pursuant to any redemption requested by holders of USA preferred stock or by USA may be made in cash or USA common stock, or a combination thereof, at the option of USA.

(7)
Net earnings available to common shareholders includes a gain of $2.4 billion, net of tax, related to the contribution of the USA Entertainment Group to VUE and an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Also includes results of TV Travel Group and Interval since their acquisition by USA on May 1, 2002 and September 24, 2002, respectively.

(8)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of two-for-one stock splits of USA common stock and USA Class B common stock paid on February 24, 2000 and March 26, 1998. All share numbers give effect to such stock splits.

(9)
The following table adjusts USA's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," was effective January 1, 1999:

	Year Ended December 31,
	1999	2000	2001
	(In thousands, except per share data)
Earnings (loss) from continuing operations available to common shareholders
Reported loss from continuing operations available to common shareholders	$(69,212)	$(172,398)	$(186,799)
Add: goodwill amortization	71,859	166,705	134,077

Loss from continuing operations—as adjusted	$2,647	$(5,693)	$(52,722)

Basic earnings (loss) per share from continuing operations available to common shareholders—as adjusted:
Reported basic loss per share	$(0.21)	$(0.48)	$(0.50)
Add: goodwill amortization	0.22	$0.46	$0.36

Adjusted basic earnings (loss) per share	$0.01	$(0.02)	$(0.14)

Diluted earnings (loss) per share from continuing operation available to common shareholders—as adjusted:
Reported diluted loss per share	$(0.21)	$(0.48)	$(0.50)
Add: goodwill amortization	0.22	0.46	0.36

Adjusted diluted loss per share	$0.01	$(0.02)	$(0.14)

NET EARNINGS (LOSS) AVAILABLE TO COMMON SHAREHOLDERS
Net earnings (loss) available to common shareholders	$(27,631)	$(147,983)	$383,608
Add: goodwill amortization	104,704	206,151	176,413

Net earnings available to common shareholders—as adjusted	$77,073	$58,168	$560,021

Basic earnings (loss) per share—as adjusted:
Reported basic net earnings (loss) per share	$(0.08)	$(0.41)	$1.03
Add: goodwill amortization	0.32	0.57	0.47

Adjusted basic net earnings per share	$0.24	$0.16	$1.50

Diluted earnings (loss) per share:
Reported diluted net earnings (loss) per share	$(0.08)	$(0.41)	$1.03
Add: goodwill amortization	0.29	0.57	0.47

Adjusted diluted net earnings per share	$0.21	$0.16	$1.50

  Expedia Selected Historical Consolidated Financial Data

        In February 2002, Expedia changed its fiscal year from June 30 to December 31. The following table presents selected historical consolidated financial data for Expedia for each of the years in the four-year period ended June 30, 2001, the six months ended December 31, 2001, and the year ended December 31, 2002. This data was derived from Expedia's audited consolidated financial statements and reflects the operations and financial position of Expedia at the dates and for the periods indicated. The financial statements for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors. The financial statements for all periods prior to 2002 have been audited by Deloitte & Touche LLP, independent auditors.

		Six-month period ended December 31, 2001	Years ended June 30,
	Year ended December 31, 2002
			2001	2000	1999	1998
	(In thousands, except per share data)
Statement of Operations Data:
Merchant revenues	$339,137	$68,423	$64,548	$10,912	$—	$—
Agency revenues	231,817	81,545	122,987	59,534	24,677	6,866
Advertising and other revenues	19,644	11,272	34,685	24,185	14,022	6,961

Revenues	590,598	161,240	222,220	94,631	38,699	13,827

Cost of merchant revenues	98,770	19,325	17,567	3,369	—	—
Cost of agency revenues	87,771	31,287	53,427	34,136	14,548	8,996
Cost of advertising and other revenues	2,726	1,555	3,280	2,643	1,402	696

Cost of revenues	189,267	52,167	74,274	40,148	15,950	9,692

Gross profit	401,331	109,073	147,946	54,483	22,749	4,135

Operating expenses	255,893	76,887	137,381	96,599	42,351	33,613
Operating expenses—non-cash	24,901	24,176	92,254	87,914

Total operating expenses	280,794	101,063	229,635	184,513	42,351	33,613
Income (loss) from operations	120,537	8,010	(81,689)	(130,030)	(19,602)	(29,478)
Net interest income and other	11,276	2,543	4,591	2,353	—	—
Share of joint venture net loss	(711)	(769)	—	—	—	—
USA merger related expense	(11,566)	(7,691)	—	—	—	—

Income (loss) before provision for income taxes	119,536	2,093	(77,098)	(127,677)	(19,602)	(29,478)
Provision for income taxes	(49,543)	—	—	—	—	—

Net income (loss)	$69,993	$2,093	$(77,098)	$(127,677)	$(19,602)	$(29,478)

Net income (loss) per share:
Basic	$0.62	$0.02	$(0.82)	—	—	—
Diluted	$0.55	$0.02	$(0.82)	—	—	—
Pro forma basic and diluted	—	—	—	$(1.68)	$(0.30)	—
Weighted average number of shares outstanding:
Basic	113,072	102,342	94,420	—	—	—
Diluted	127,972	124,384	94,420	—	—	—
Pro forma basic and diluted	—	—	—	76,088	66,000	—
Balance Sheet Data:
Cash and cash equivalents	$218,219	$238,374	$182,161	$60,670	$—	$—
Working capital	270,945	116,487	96,147	20,122	1,390	4,814
Total assets	859,913	404,555	389,844	273,050	5,756	8,333
Deferred merchant bookings	149,348	52,965	80,326	14,424	—	—
Unearned revenues	4,772	1,574	1,545	9,696	6,215	7,963
Long-term liabilities, net of current portion	—	—	1,303	4,557	3,851	5,820
Accumulated deficit	—	—	—	—	(86,764)	(67,162)
Retained deficit	(128,328)	(198,261)	(200,327)	(123,172)	—	—
Total stockholders' equity (owner's net deficit)	486,006	249,101	230,999	207,496	(1,675)	(92)

Selected Unaudited Pro Forma Combined Condensed Financial Information of USA

        The following selected unaudited pro forma combined condensed financial information as of and for the year ended December 31, 2002 is presented to show the results of operations and financial position of USA as if the following transactions had occurred as of the beginning of the period presented or as of the balance sheet date, as applicable: (a) the Expedia transaction completed on February 4, 2002, (b) the VUE transaction completed on May 7, 2002, (c) the transaction in which Liberty exchanged its shares of Home Shopping Network, Inc., or Holdco, for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock on June 27, 2002, which we refer to in this document as the Holdco exchange, (d) the Ticketmaster merger, (e) the Expedia Merger and (f) the Hotels merger.

        This selected unaudited pro forma combined condensed financial information should be read in conjunction with the selected historical and pro forma financial information included in this information statement/prospectus and the financial statements of USA and accompanying notes that are incorporated by reference into this information statement/prospectus. You should not rely on the unaudited pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the transactions described above had taken place on January 1, 2002 or of the results of operations or financial position of USA after the completion of the transactions.

Pro Forma
Year Ended December 31, 2002
(In thousands, except per share data)
Statement of Operations Data:
Net revenues	$4,656,711
Operating loss	(216,453)
Loss from continuing operations	(123,341)
Loss per share from continuing operations:
Basic and diluted	$(0.20)
Balance Sheet Data (end of period):
Working capital	$3,080,766
Total assets	20,361,516
Long-term obligations, including current portion	1,236,102
Minority interest	41,128
Common stock exchangeable for preferred interest	1,428,530
Shareholders' equity	13,432,518

Certain Historical and Pro Forma Per Share Data

Unaudited Comparative Per Share Data

        In the following table we present historical per share data for USA and Expedia as of and for the year ended December 31, 2002, and combined pro forma per share data for USA and equivalent pro forma per share data for Expedia as of and for the year ended December 31, 2002. The pro forma per share data, which we present for comparative purposes only, assumes that the Ticketmaster merger, the Expedia merger and the Hotels merger had been completed on January 1, 2002 for income statement purposes and on December 31, 2002 for balance sheet purposes. USA did not declare any cash dividends during the periods presented.

        The unaudited comparative per share data does not purport to be, and you should not rely on it as, indicative of (1) the results of operations or financial position which would have been achieved if the merger had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future. The unaudited pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of dissenters' rights by holders of Expedia common stock in connection with the merger.

        It is important that when you read this information, you read along with it the separate financial statements and accompanying notes of USA that are incorporated by reference into this document. It is also important that you read the pro forma combined condensed financial information and accompanying notes that we have included in this information statement/prospectus beginning on page 69 under "Unaudited Pro Forma Combined Condensed Financial Statements of USA."

	USA Historical Per Share Data	Combined USA Pro Forma Per Share Data	Expedia Historical Per Share Data	Expedia Equivalent Pro Forma Per Share Data(1)
Book value per share:
December 31, 2002	$17.61	$21.22	$4.12	$41.55
Earnings (loss) per share from continuing operations, before dividend to preferred shareholders:
Basic for the twelve months ended December 31, 2002	0.02	(0.20)	0.62	(0.39)
Diluted for the twelve months end December 31, 2002	0.00	(0.20)	0.55	(0.39)

(1)
We calculated the Expedia equivalent pro forma per share data by multiplying the applicable combined USA pro forma per share data by 1.93875, the exchange ratio in the merger.

Comparative Per Share Market Price Information and Dividend Policy

        The following table sets forth the high and low sale prices for a share of USA common stock and for a share of Expedia common stock (after giving effect to a 2-for-1 stock split of Expedia shares effective March 10, 2003), rounded to the nearest cent, for the periods indicated. The prices below are as quoted on the Nasdaq National Market, based on published financial sources.

	USA Common Stock		Expedia Common Stock
	High	Low	High	Low
2003
Second Quarter (through • , 2003)
First Quarter	29.09	20.73	55.16	27.93
2002
Fourth Quarter	29.80	15.31	39.31	18.85
Third Quarter	24.11	16.25	30.98	20.55
Second Quarter	33.53	19.55	42.33	26.15
First Quarter	33.22	25.41	35.00	19.78
2001
Fourth Quarter	27.84	17.45	20.86	11.46
Third Quarter	28.44	16.45	25.92	9.55
Second Quarter	28.20	20.16	23.85	6.09
First Quarter	24.94	17.69	9.25	4.56
2000
Fourth Quarter	22.38	16.56	8.50	3.88
Third Quarter	25.94	20.00	10.50	6.44
Second Quarter	24.00	16.88	11.50	6.50
First Quarter	28.47	19.13	20.19	9.44

        On March 18, 2003, the last trading day before we announced the merger, USA common stock closed at $26.49 per share and Expedia common stock closed at $38.90 per share. On     •    , 2003, the last trading day before the printing of this proxy and information statement/prospectus, USA common stock closed at $    •    per share and Expedia common stock closed at $    •    per share. You may obtain more recent stock price quotes from most newspapers or other financial sources and we encourage you to do so.

        Neither USA nor Expedia has ever paid any cash dividends on shares of USA common stock or Expedia common stock, respectively. USA and Expedia currently anticipate that they will retain all of their earnings available for distribution to the holders of USA common stock and Expedia common stock for use in the expansion and operation of their respective businesses, and do not anticipate paying any cash dividends on shares of USA common stock or Expedia common stock in the foreseeable future.

RISK FACTORS

        As a result of the merger, Expedia's businesses will be subject to the following new or increased risks related to USA's other businesses and/or the structure of the merger. In addition, as a result of the merger, USA's stockholders will be subject to the following new or increased risks related to Expedia and/or the merger. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that Expedia and USA have filed with the SEC that are incorporated by reference into this proxy and information statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this proxy and information statement/prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this proxy and information statement/prospectus.

Risks Relating to the Merger

  The number of shares of USA common stock that Expedia shareholders will receive in the merger will be based upon a fixed exchange ratio. The value of the shares of USA common stock at the time Expedia shareholders receive them could be less than the value of those shares today.

        In the merger, each Expedia share will be exchanged for a fixed number of shares of USA common stock based on a fixed exchange ratio. USA and Expedia will not adjust the exchange ratio as a result of any change in the market price of USA common stock between the date of this proxy and information statement/prospectus and the date Expedia shareholders receive shares of USA common stock in exchange for shares of Expedia common stock. The market price of USA common stock will likely be different, and may be lower, on the date Expedia shareholders receive shares of USA common stock than the market price of shares of USA common stock today as a result of changes in the business, operations or prospects of USA, market reactions to the proposed merger, general market and economic conditions and other factors. Expedia shareholders are urged to obtain current market quotations for USA common stock and Expedia common stock. See "Summary—Comparative Per Share Price Information."

  The trading price of USA common stock may be affected by factors different or in addition to the factors affecting the trading price of Expedia common stock.

        If the merger is completed, all holders of outstanding Expedia shares (other than Expedia shareholders who validly perfect dissenters' rights under Washington law) immediately prior to the merger will become holders of USA common stock. Although USA currently owns approximately    •    % of the outstanding shares of Expedia common stock, USA also owns and operates other businesses. Accordingly, USA's results of operations and business, as well as the trading price of USA common stock, may be affected by factors different or in addition to those affecting Expedia's results of operations and business and the price of Expedia common stock.

  Failure to complete the merger could negatively impact the price of Expedia common stock and Expedia's future business and operations.

        If the merger is not completed for any reason, the price of Expedia common stock may decline to the extent that the current market price of Expedia common stock reflects a market assumption that the merger will be completed. In addition, if the merger is not completed, there can be no assurance that Expedia will continue to operate its business in the manner in which it is presently operated.

  Pending shareholder litigations could prevent or delay the closing of the merger or otherwise negatively impact the business and operations of USA and Expedia.

        Several purported class action lawsuits have been filed with respect to the merger in King County Superior Court in the State of Washington against USA, Expedia and members of the board of directors of Expedia. These lawsuits allege, in essence, that the defendants breached their fiduciary duties to Expedia's public shareholders by entering into and/or approving the merger agreement, which allegedly does not reflect the true value of Expedia. The lawsuits seek to enjoin consummation of the merger or, in the alternative, to rescind the merger, as well as damages in an unspecified amount. Please refer to "The Merger—Shareholder Litigation."

        While USA and Expedia each believes that the allegations in the cases are without merit, no assurances can be given as to the outcome of any of these litigations. Furthermore, one of the conditions to the closing of the transactions contemplated by the merger agreement is that no injunction issued by any court preventing the consummation of the transactions be in effect. No assurances can be given that these lawsuits will not result in such an injunction being issued, which could prevent or delay the closing of the transactions contemplated by the merger agreement.

Risk Factors Relating to USA

  USA depends on its key personnel.

        USA is dependent upon the continued contributions of its senior corporate management, particularly Mr. Barry Diller, the chairman and chief executive officer of USA, and certain key employees for its future success. Mr. Diller does not have an employment agreement with USA, although he has been granted options to purchase a substantial number of shares of USA common stock.

        If Mr. Diller no longer serves in his positions at USA, USA's business, as well as the market price of USA common stock, could be substantially adversely affected. USA cannot assure you that it will be able to retain the services of Mr. Diller or any other members of its senior management or key employees.

  USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation.

        Subject to the terms of an amended and restated Stockholders Agreement, dated as of December 16, 2001, among Universal, Liberty, Mr. Diller and Vivendi, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of USA's shareholders (other than with respect to the election by the holders of USA common stock of 25% of the members of USA's board of directors (rounded up to the nearest whole number) and matters as to which a separate class vote of the holders of USA common stock or USA preferred stock is required under Delaware law).

        In addition, under an amended and restated governance agreement, dated as of December 16, 2001, among USA, Vivendi, Universal, Liberty and Mr. Diller, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that USA's ratio of total debt to EBITDA, as defined in the governance agreement, equals or exceeds 4:1 over a continuous 12-month period. USA cannot assure you that Mr. Diller and Liberty will consent to any such matter at a time when USA is highly leveraged, in which case USA would not be able to engage in such transactions or take such actions.

        Upon Mr. Diller's permanent departure from USA, Liberty generally would be able to control USA through its ownership of shares of USA Class B common stock.

  USA's success depends on maintaining the integrity of its systems and infrastructure.

        A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. USA's current security measures may not be adequate and, if any compromise of USA's security were to occur, it could have a detrimental effect on USA's reputation and adversely affect its ability to attract customers. As USA's operations continue to grow in both size and scope, USA will need to improve and upgrade its systems and infrastructure. This may require USA to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

        USA relies on its own affiliates' and third-party computer systems and service providers to facilitate and process a portion of its transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair USA's ability to process transactions for its customers and the quality of service USA can offer to them. It is unlikely that USA could make up for the level of orders lost in these circumstances by increased phone orders.

  System interruption and the lack of integration and redundancy in USA's information systems may affect USA's business.

        USA's subsidiaries rely on computer and other systems in order to provide their services to customers. At times, USA subsidiaries may experience occasional system interruptions that make some or all systems unavailable or prevent the subsidiaries from efficiently fulfilling orders or providing services to third parties. To prevent system interruptions, USA and its subsidiaries continually add additional software and hardware and upgrade systems and network infrastructure to accommodate both increased traffic on websites and increased sales volume. Computer and communications systems of USA and its subsidiaries could be damaged or interrupted by fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Any of these events could cause system interruption, delays and loss of critical data, and could prevent USA subsidiaries from providing services to third parties. While USA and its subsidiaries do have backup systems for certain aspects of operations, the systems are not fully redundant and disaster recovery planning may not be sufficient for all eventualities. In addition, USA and its subsidiaries may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption. If any of this were to occur, it could damage the reputation of USA and its subsidiaries and be expensive to remedy.

  Declines or disruptions in the industries in which USA operates, such as those caused by terrorism, war or general economic downturns, could harm USA's businesses. In addition, negative financial performance of companies in which USA is the majority shareholder can have a negative effect on USA's stock price.

        USA's businesses in general are sensitive to trends or events that are outside of USA's control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending, work stoppages and political instability, may reduce the popularity and frequency of the events to which USA sells tickets, reduce travel and may affect call center and other operations in areas where these trends or events occur. The occurrence of any of these adverse trends or events could significantly impact USA's businesses, results of operations or financial condition. In addition, USA's stock price may be adversely affected by negative reports of the results of operations or declines in the stock price of companies in which USA is a major shareholder, regardless of the effect these negative reports or stock price declines may have on USA's business, financial condition, results of operations or cash flow.

  Travel is highly sensitive to traveler safety concerns, and thus declines after acts of terrorism impact the perceived safety of travelers, could significantly impact USA's businesses, results of operations or financial condition.

        In the aftermath of the terrorist attacks of September 11, 2001, the travel industry experienced a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration. USA cannot predict the future scope and effects of these changes, which could significantly impact USA's long-term results of operations or financial condition.

  USA may experience operational and financial risks in connection with its acquisitions. In addition, some of the businesses USA acquires may incur significant losses from operations or experience impairment of carrying value.

        USA's future growth may be a function, in part, of acquisitions. To the extent that USA grows through acquisitions, it will face the operational and financial risks commonly encountered with that type of a strategy. USA would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting its ongoing business, dissipating its limited management resources and impairing its relationships with employees and customers of acquired businesses as a result of changes in ownership and management. Some of USA's acquisitions may not be successful and their performances may result in the impairment of their carrying value.

  Changing laws and regulations, and legal uncertainties, regarding the Internet may impair USA's growth and harm its businesses.

        A number of proposed laws and regulations regarding the Internet, including with respect to consumer privacy, have been proposed or considered that could impact USA's businesses. USA cannot predict whether any of these types of laws or regulations will be enacted or amended and what effect, if any, such laws or regulations would have on its businesses, financial condition or results of operations. In addition, the application of various sales, use and other tax provisions under state and local law to USA's historical and new products and services sold via the Internet, television and telephone is subject to interpretation by the applicable taxing authorities. USA believes it is compliant with these tax provisions, but there can be no assurances that taxing authorities will not take a contrary position or that such positions will not have a material adverse effect on USA's businesses, financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This proxy and information statement/prospectus and the SEC filings that are incorporated by reference into this proxy and information statement/prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, both USA and Expedia claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to USA's and Expedia's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "should," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of each company's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the merger and/or on each company's businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into USA's and Expedia's filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management's Discussion and Analysis sections contained therein, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on USA's and Expedia's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this proxy and information statement/prospectus may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this proxy and information statement/prospectus.

        You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents incorporated into this proxy and information statement/prospectus by reference, could affect USA's and Expedia's future results and could cause those results to differ materially from those expressed in the forward-looking statements:

  •
  the risk that USA's and Expedia's businesses will not be integrated successfully, including successful integration of USA's and Expedia's divisions' management structures;
  •
  costs related to the proposed transaction;
  •
  material adverse changes in economic conditions generally or in USA's and Expedia's markets or industries;
  •
  future regulatory and legislative actions and conditions affecting USA's and Expedia's operations;
  •
  competition from other companies;
  •
  product demand and market acceptance;
  •
  the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;
  •
  the ability to expand into and successfully operate in foreign markets;
  •
  obtaining and retaining key executives and skilled employees; and
  •
  other risks and uncertainties as may be detailed from time to time in USA's, Expedia's and/or USA's other public subsidiaries' public announcements and filings with the SEC.

        Neither USA nor Expedia is under any obligation, and neither USA nor Expedia intends, to make publicly available any update or other revisions to any of the forward-looking statements contained in this proxy and information statement/prospectus to reflect circumstances existing after the date of this proxy and information statement/prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

THE EXPEDIA SPECIAL MEETING

        This proxy and information statement/prospectus is furnished to Expedia shareholders in connection with the solicitation of proxies by Expedia's board of directors from the holders of Expedia common stock for use at the special meeting of Expedia. This proxy and information statement/prospectus is also furnished to Expedia shareholders as a prospectus of USA in connection with the issuance by USA of shares of USA common stock and listed USA warrants in connection with the merger.

Time and Place; Purposes

        The special meeting will be held at the Doubletree Hotel, 300 112th Avenue SE, Bellevue, Washington, on    •    , 2003, at     •    .m., local time. At the special meeting (and any adjournment or postponement thereof), Expedia shareholders will be asked to consider and vote upon a proposal to approve the merger agreement and the transaction contemplated thereby.

        Representatives from Ernst & Young LLP, independent auditors for Expedia, are expected to be present at the special meeting, to have an opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

Record Date; Voting Rights

        The board of directors of Expedia has fixed the close of business on    •    2003 as the record date for the determination of the holders of Expedia common stock and Expedia Class B common stock entitled to receive notice of and to vote at the special meeting. Only holders of record of shares of Expedia common stock and Expedia Class B common stock on the record date are entitled to vote at the special meeting. On the record date, there were    •    shares of Expedia common stock outstanding held by approximately    •    holders of record and    •    shares of Expedia Class B common stock outstanding held by    •    holders of record.

Votes Required for Approval

        The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Expedia common stock and Expedia Class B common stock is necessary to constitute a quorum at the special meeting. The affirmative vote of holders of a majority of the outstanding shares of Expedia common stock and Expedia Class B common stock entitled to vote is required to approve the proposal to approve the merger at the special meeting. Under Washington law and Expedia's articles of incorporation, at the special meeting the shares of Expedia common stock and Expedia Class B common stock will vote together as a single class to approve the merger.

        As of    •    , 2003, USA and its affiliates beneficially owned 1,873,630 shares of Expedia common stock and all of the Expedia high-vote Class B common stock, representing an ownership interest in Expedia of approximately    •    % and a voting interest in Expedia of 94.9%. USA has agreed to vote all of its shares of Expedia common stock in favor of the proposal to approve the merger. Accordingly, approval of the proposal to approve the merger at the special meeting is assured.

Voting and Revocation of Proxies

        All shares of Expedia common stock represented by properly executed proxies received prior to or at the special meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated on a properly executed returned proxy, such proxies will be voted FOR the approval of each of the proposals described above. Proxies voted against all of the proposals will not be voted in favor of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.

        Abstentions may be specified on all proposals. A properly executed proxy marked ABSTAIN with respect to any proposal will be counted as present for purposes of determining whether there is a quorum. Because the affirmative votes required for approval of the proposal to approve the merger at the special meeting is, as described above, a percentage of the combined voting power of the outstanding shares entitled to vote, whether or not voted, a proxy marked ABSTAIN with respect to the proposal to approve the merger will have the effect of a vote against such proposal. In addition, the failure of a shareholder of Expedia to return a proxy and to vote in person at the special meeting will have the effect of a vote against the proposal to approve the merger.

        Shares represented by "broker non-votes," which are shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal, will also be counted for purposes of determining whether there is a quorum at the special meeting but will not be voted. Those shares will be counted for purposes of determining the combined voting power of Expedia common stock outstanding on the record date and, accordingly, will have the same effect as a vote cast against the proposal to approve the merger.

        A shareholder may revoke its proxy at any time prior to its use by delivering to the Secretary of Expedia a signed notice of revocation or a later-dated, signed proxy or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute the revocation of a proxy.

        The cost of solicitation of proxies will be paid by Expedia. In addition to solicitation by mail, officers and regular employees of Expedia may solicit proxies in person or by mail, telephone, facsimile or other means of electronic transmission. The extent as to which this is necessary depends entirely upon how promptly proxy cards are returned. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners and Expedia will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in so doing. Shareholders are urged to send in their proxies without delay.

        Expedia has retained MacKenzie Partners, Inc. to distribute proxy solicitation materials to brokers, banks and other nominees and to assist in the solicitation of proxies from Expedia Shareholders. The fee for such firm's sevices is estimated not to exceed    •    plus reimbursement for reasonable out-of-pocket costs and expenses in connection therewith.

  Expedia shareholders should not send in any stock certificates with their proxy cards.

ACTION BY WRITTEN CONSENT OF USA STOCKHOLDERS

General

        This proxy and information statement/prospectus is furnished to USA stockholders in connection with action taken by the written consent of USA stockholders approving the issuance of USA securities in the merger, which transaction is described in further detail under "The Merger" in this proxy and information statement/prospectus.

        Under Nasdaq rules, because USA may issue in excess of 20% of its current outstanding common stock in the merger, before we can complete the merger, USA stockholders must approve the issuance of the USA common stock in the merger. Pursuant to a Stockholders Agreement, each of Universal Studios, Inc., a subsidiary of Vivendi, and Liberty has granted to Mr. Diller an irrevocable proxy over all USA securities owned by Universal, Liberty and their affiliates for all matters, except for limited contingent matters, which requires the consent of each of Mr. Diller and Liberty. The merger is not one of these contingent matters. As a result, Mr. Diller, through shares owned by him, as well as those owned by Liberty and Vivendi, controls 69.2% of the combined voting power of USA common stock and Class B common stock, which is sufficient for approval by USA stockholders of the issuance of the USA securities in the merger. Mr. Diller has signed a written stockholder's consent approving the issuance of USA securities in the merger. As a result, no action is required on the part of USA stockholders. Approval of the issuance of USA securities in the transactions has been obtained without the vote of any other USA stockholder.

        WE ARE NOT ASKING USA STOCKHOLDERS FOR A PROXY AND USA STOCKHOLDERS ARE REQUESTED NOT TO SEND USA A PROXY.

THE MERGER

        This section of the proxy and information statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy and information statement/prospectus and is incorporated herein by reference. We urge Expedia and USA shareholders to read the merger agreement carefully in its entirety.

Background to the Merger

        On February 4, 2002, USA acquired a controlling interest in Expedia from Microsoft Corporation in exchange for USA securities. We refer to the February 2002 transaction in this document as the USA acquisition of control. As part of the USA acquisition of control, certain other Expedia shareholders also elected to exchange their Expedia shares for USA securities. Upon consummation of the USA acquisition of control, USA owned all of the outstanding shares of Expedia Class B common shares, representing approximately 64% of Expedia's outstanding shares, and 94.9% of the voting interest in Expedia. As of the date of this proxy and information statement/prospectus, USA's ownership and voting interests in Expedia are approximately 59.2% and 94.9%, respectively.

        In the spring of 2002, following the USA acquisition of control, USA's management began to explore the possibility of simultaneously increasing its equity interest in its public subsidiaries, including Expedia, to up to 100%. Beginning in May of 2002, USA's senior management held discussions with USA's financial advisor, Allen & Company LLC, or Allen & Co., and USA's special outside counsel, Wachtell, Lipton, Rosen & Katz, or Wachtell Lipton, to consider the possible acquisition of the shares of its public subsidiaries that USA did not own and the means by which those acquisitions might be accomplished. After consulting USA's advisors, USA's management discussed with USA's board of directors its consideration of one or more possible transactions in which USA would acquire all or a portion of the equity interests in one or more of its publicly held subsidiaries that it did not already own. At that meeting, the USA board authorized USA management to proceed with one or more of the contemplated transactions if management so chose to proceed, including through offers made directly to the shareholders of its public subsidiaries and on the terms generally discussed with the directors.

        On June 1, 2002 and June 2, 2002, Mr. Barry Diller, chairman and chief executive officer of USA, and Mr. Richard Barton, Expedia's then chairman and chief executive officer, held telephonic conversations with certain of Expedia's disinterested directors and management directors to inform them that USA intended to commence offers to increase USA's equity interest in each of Expedia, Ticketmaster, and Hotels.com to up to 100%. Also on June 2, 2002, USA sent a letter to the board of directors of Expedia. The letter formally expressed USA's intention, publicly announced on June 3, 2002, to commence an exchange offer for the publicly held shares of Expedia to increase USA's equity ownership in Expedia to 100%. USA's letter, which presented an exchange ratio, after giving effect to a two-for-one stock split of Expedia shares effective March 10, 2003, of 1.34845 USA shares for each Expedia share, reflected a premium of 7.5% to the market price of Expedia shares at the close of the Nasdaq National Market on May 31, 2002, the last trading day prior to the date of the letter. The directors of Ticketmaster and Hotels.com who were not members of USA's board or management received analogous letters from USA. All subsequent exchange ratios and other per-share amounts in this background section reflect the two-for-one stock split of Expedia shares effective March 10, 2003.

        On June 3, 2002, the Expedia board of directors formed a special committee composed of all of Expedia's directors who were neither officers or directors of USA nor officers of Expedia to review and evaluate the possible exchange offer to Expedia's public shareholders by USA. The special committee consisted of Messrs. Thomas Breitling, Jay Hoag, Reed Hundt, and Gregory Maffei, with Mr. Maffei serving as the chairman. The special committee of disinterested directors retained Shearman & Sterling, as independent legal advisors to the special committee on June 5, 2002, and retained Morgan Stanley, as independent financial advisors to the special committee on June 8, 2002.

        On June 5, 2002, USA publicly announced that, due to market reaction, it would not commence any of the proposed exchange offers in the near future. USA also announced that, although circumstances may change, it did not have any intention at that time to increase any of the exchange ratios applicable to the exchange offers. Finally, USA reaffirmed its intention to unify USA with its majority owned public subsidiaries, and announced that it would work with the special committees formed by the boards of directors of its publicly held subsidiaries (including the special committee), management and their advisors to discuss USA's proposal and possible alternative transaction structures to accomplish its goals.

        The special committee met with its advisors numerous times in June and July 2002, to consider USA's statements, and to evaluate financial, business, and legal matters related thereto, including the special committee's fiduciary duties in considering a possible transaction with USA. During this period, Morgan Stanley commenced a preliminary due diligence review of Expedia and USA. During June and July 2002, senior management of USA and members of the special committee had periodic discussions exploring the possibility of a transaction between USA and Expedia. During these discussions, members of the special committee conveyed to USA's senior management that the special committee did not believe the proposed offer fairly valued Expedia and that, were a formal exchange offer on terms similar to those described in USA's June 3rd announcement commenced, the special committee would most likely advise Expedia shareholders not to tender their shares.

        The special committee met intermittently with its advisors for status updates from August through October, 2002. On October 9, 2002, senior USA management held separate telephonic conversations with members of the special committee and the other members of the Expedia' board of directors to inform them that USA was announcing a transaction with Ticketmaster and ending the processes to acquire up to 100% of the equity interests in Expedia and Hotels.com that were commenced on June 3, 2002. On October 10, 2002, USA and Ticketmaster publicly announced that they had entered into an agreement whereby USA would acquire the publicly held shares of Ticketmaster. Also, as part of the announcement, USA stated that it was ending the process to acquire the shares of Expedia and Hotels.com that it did not already own, and the special committee was disbanded shortly thereafter.

        In January 2003, Mr. Barton began discussing with Mr. Diller and certain members of Expedia management the possibility of resigning from his post as chief executive officer. As part of such discussions, Mr. Diller suggested that Mr. Barton serve as a director of USA. Shortly thereafter, in the context of the chief executive officer transition discussions, there were informal discussions exploring the possibility of a transaction whereby USA would acquire the shares of Expedia it did not already own. These talks, which included a discussion of a range of exchange ratios and structures, including combinations of cash and stock as consideration for such acquisition, continued through late January 2003, but no agreement was reached and the talks were discontinued.

        On February 5, 2003, Expedia announced that Mr. Barton would resign as president and chief executive officer effective March 31, 2003, and that Mr. Erik C. Blachford, then president of Expedia North America, would succeed Mr. Barton as president and chief executive officer of Expedia and join the Expedia board of directors. Also, during this time frame, it was discussed that the slate of directors to be recommended by the Expedia board of directors in connection with the 2003 annual meeting of stockholders would include up to three independent directors different from those currently serving on the Expedia board.

        In late February, informal discussions regarding a potential acquisition by USA of the publicly held Expedia shares recommenced.

        In the first week of March 2003, USA's vice chairman discussed with Mr. Hoag a potential transaction in which Expedia would merge with a wholly owned subsidiary of USA and the public shareholders of Expedia would receive USA shares at an exchange ratio of 1.8875 shares of USA common stock for each share of Expedia common stock. Expedia's disinterested directors held various discussions regarding the proposal, including consultations with Morgan Stanley and with members of Expedia management regarding the valuation of, and prospects for, Expedia, and shortly thereafter, advised USA management that it would consider a deal at a higher exchange ratio that included a significant cash portion. Specifically, the disinterested directors proposed that shareholders of Expedia would have the option to elect to convert their Expedia shares into USA shares at an exchange ratio of 2.0 shares of USA common stock for each share of Expedia common stock, or convert their Expedia shares into cash at $42.50 per share of Expedia common stock. The election of cash would be subject to pro ration if the aggregate amount of cash elected exceeded the cash component of the consideration. Over the next several days, USA senior management and the special committee discussed various exchange ratios and transactions in which the consideration was comprised of all stock or a combination of cash and stock. Senior management of USA then proposed terms pursuant to which the public shareholders of Expedia could elect to convert each of their Expedia shares into 1.92875 shares of USA common stock or $42.50 in cash, with the election of cash subject to pro ration if the aggregate amount of cash elected exceeded $250 million.

        On March 11, 2003, the USA board of directors met and senior management of USA informed the USA board of the status of the discussions between USA and Expedia, including the exchange ratios and cash consideration being discussed, and members of the board expressed their uniform support for a transaction. Mr. Barton recused himself from the portion of the USA board meeting during which the possible transaction with Expedia was discussed.

        On March 12, 2003, the disinterested directors of Expedia, certain members of Expedia management, Shearman & Sterling, and Morgan Stanley met telephonically to discuss USA's proposal and discuss the process for evaluating a possible transaction. Expedia's disinterested directors anticipated that a reconstitution of the special committee to consider the proposal was imminent, and determined that they should organize due diligence on USA, which due diligence commenced promptly thereafter.

        On March 13, 2003, the Expedia board of directors acted by unanimous written consent to reconstitute the special committee composed of all of the disinterested directors to review and evaluate the proposed merger transaction whereby USA would acquire the publicly held shares of Expedia. The special committee again consisted of Messrs. Breitling, Hoag, Hundt and Maffei. On March 14, 2003, the special committee appointed Mr. Hoag to serve as the chairman, retained Shearman & Sterling as independent legal advisors to the special committee, and confirmed that the June 8, 2002 engagement of Morgan Stanley as the special committee's independent financial advisors continued to be in effect.

        From March 14 through March 18, 2003, the members of the special committee and its advisors frequently discussed the status of the negotiations and the terms of the proposed transaction with USA, including holding three meetings of the full special committee. At the special committee meetings, the special committee directed two disinterested directors to negotiate certain economic and other terms of the proposed transaction with USA's senior management, including requesting a condition to the proposed transaction requiring a majority of Expedia's shareholders (other than USA) to approve the transaction, while pursuing a transaction that, once signed, had few conditions to closing. In addition, at the meeting on March 14, the special committee in evaluating the proposed transaction considered the then current economic and political conditions, including the possibility of the commencement of war, and determined it would be in the best interests of the Expedia shareholders (other than USA) to complete negotiations of the terms of a possible transaction with USA and determine whether to approve a transaction prior to the commencement of war.

        During this same period, members of the special committee and its financial advisors spoke frequently with senior USA management and its financial advisors regarding the proposed terms of the transaction, and the respective legal advisors spoke frequently regarding the draft merger agreement, a copy of which had been circulated by USA's legal advisors on March 14, 2003. The special committee, Expedia management and the special committee's financial advisors also updated the due diligence performed by them in June and July 2002 and performed supplemental due diligence on Expedia and USA.

        On March 17 and March 18, 2003, members of the special committee and senior USA management spoke intermittently to discuss the special committee's views of the USA proposal and negotiate certain terms of the transaction. During discussions regarding the financial terms of the proposed transaction, USA management informed the special committee that USA was no longer prepared to include the cash component of the consideration, after which they discussed alternative proposals in which a limited "collar" would be placed on the exchange ratio or in which the exchange ratio would be increased. Members of the special committee and Morgan Stanley reviewed and considered the financial impact of the various alternatives. In addition, on March 17, 2003, USA's senior management specifically rejected the special committee's request to condition the transaction on its approval by a majority of the Expedia shareholders other than USA.

        On March 18, 2003, USA's senior management and the special committee negotiated the final terms of the proposed transaction, which included an increased exchange ratio of 1.93875, no cash component to the merger consideration or collar on the exchange ratio, and a merger agreement with few conditions to closing and no condition which would permit USA to terminate the merger agreement if Expedia's business was subject to a material adverse effect, including as a consequence of war or terrorism.

        On March 18, 2003, the USA board of directors (with Mr. Barton recused from the meeting) held a special meeting to consider the proposed transaction. At the meeting, USA's senior management and financial and legal advisors presented to the board of directors the background of the proposed transaction, a strategic and financial analysis of the proposed transaction and a summary of the legal issues relating to the proposed transaction. Following discussion by the board of directors, USA's board of directors, by the unanimous vote of the directors present at the meeting, approved the proposed transaction, including the merger agreement, subject to finalization by USA's management and its legal advisors of the necessary documentation, and recommended that the holders of USA common stock approve and adopt the merger agreement.

        The special committee and its advisors met in the evening of March 18, 2003, to consider whether to recommend approval of the proposed transaction to the Expedia board of directors. At the meeting, Shearman & Sterling reviewed the fiduciary duties and other responsibilities of the special committee in connection with its consideration of the proposed transaction. The special committee was updated on the results of the negotiations with USA and its legal advisors. The special committee and its advisors reviewed the terms of the proposed transaction and the merger agreement. Morgan Stanley led a discussion of the financial terms of the transaction and then rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 18, 2003 and subject to and based upon the assumptions and other considerations set forth in its written opinion, the exchange ratio of 1.93875 pursuant to the merger agreement was fair to the holders of Expedia common stock, other than USA and its affiliates, from a financial point of view. Upon completing its deliberations, the special committee unanimously resolved to approve the merger agreement and recommend the Expedia board of directors approve the proposed merger agreement and the transactions contemplated thereby.

        Promptly following the special committee meeting, the Expedia board of directors held a meeting. The special committee reported the results of its special committee meeting and delivered its recommendation to the Expedia board that it approve the merger agreement and the transactions contemplated thereby and declare advisable and recommend that the shareholders of Expedia adopt and approve the merger agreement and the transactions contemplated thereby. The Expedia board of directors, by the unanimous vote of all of the Expedia directors other than those who are officers or directors of USA, as well as by the unanimous vote of the directors present at the meeting, determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, the holders of Expedia's common stock, other than USA and its affiliates, approved the merger agreement and the transactions contemplated thereby, and declared advisable and recommended that the shareholders of Expedia adopt and approve the merger agreement and approve the transactions contemplated thereby.

        The parties finalized the terms of the merger agreement through the night of March 18, 2003. Upon completion of these negotiations, the parties executed the merger agreement, a copy of which has been filed as an exhibit to this proxy and information statement/prospectus, and USA and Expedia issued a joint press release announcing the execution of the merger agreement on March 19, 2003.

Recommendation of the Special Committee and the Expedia Board of Directors

  Recommendation of the Special Committee

        At a meeting held on March 18, 2003, the special committee unanimously approved the merger agreement and unanimously resolved to recommend that the Expedia board of directors approve the merger agreement and the transactions contemplated thereby.

        In reaching its decision to approve the merger agreement and recommend that the Expedia board of directors approve the merger agreement and the transactions contemplated thereby, the special committee consulted with its financial advisors and legal counsel, as well as Expedia's management, and carefully considered a number of factors and potential benefits, including the following:

  •
  the financial terms and structure of the merger, including that the merger consideration represented a significant premium to the market price of Expedia common stock prior to the public announcement of the merger, and to the terms of the possible exchange offer described in USA's letter of June 3, 2002, wherein USA initially expressed its intention to increase its ownership interest in Expedia to 100%;

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  the financial condition, results of operations and business of Expedia and USA, on both an historical and prospective basis, and current industry, economic, political and market conditions;

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  the presentations and opinion of Morgan Stanley to the special committee to the effect that, as of March 18, 2003, and subject to and based upon the assumptions and other considerations set forth in its opinion, the exchange ratio of 1.93875 pursuant to the merger agreement was fair, from a financial point of view, to the holders of Expedia common stock, other than USA and its affiliates (a copy of Morgan Stanley's written opinion is attached as Appendix B to this proxy and information statement/prospectus);

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  the trading history of Expedia common stock and USA common stock, and the business and investment community reputation of Mr. Diller;

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  the terms of the merger agreement, including the limited conditions to closing the merger;

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  the ability of Expedia shareholders to continue to participate in any growth of the business conducted by USA and Expedia after the merger and to benefit from the potential appreciation in the value of shares of USA common stock;

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  USA's business diversification relative to Expedia, and the fact that USA common stock has a larger public float and trading volume, and is more liquid, than Expedia common stock;

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  the ability to complete the merger as a reorganization for U.S. federal income tax purposes in which Expedia shareholders and holders of Expedia warrants to acquire shares of Expedia common stock that were issued to Expedia shareholders in connection with the USA acquisition of control (which we refer to in this document as the Expedia shareholder warrants) generally will not recognize any gain or loss;

  •
  the possibility that Expedia may realize additional strategic business relationships with, and benefits from the resources of, the USA group of companies; and

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  the review of, and discussions with the special committee's legal and financial advisors and Expedia's senior management regarding certain business, financial, legal, and accounting aspects of the merger, and the results of legal and financial due diligence.

        The special committee also considered and, as appropriate, balanced against the potential benefits of the merger a number of neutral and potentially negative factors, including the following:

  •
  USA's voting interest in Expedia of 94.9% coupled with USA's indication to the special committee of its long-term objective to acquire the shares of Expedia that it does not already own, and the alternative to the merger of Expedia continuing as a majority-owned subsidiary of USA;

  •
  the risk the merger would not be consummated;

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  the possibility that the public shareholders of Expedia will not receive the full benefit of any future growth in the value of their equity that Expedia may have achieved as a public subsidiary of USA, and the possibility that USA will not perform as well in the future as Expedia may have performed as a public subsidiary of USA;

  •
  the possibility that the market value of USA common stock might decrease, resulting in less aggregate value being paid to Expedia's public shareholders;

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  the interests of certain executive officers and directors of Expedia with respect to the merger in addition to their interests as shareholders of Expedia generally. See "Interests of Certain Persons in the Merger" and "Relationships with Expedia;"

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  the impact on employees caused by the expectation that taxes in respect of Expedia warrants to acquire shares of Expedia common stock that were issued to Expedia employees in connection with the USA acquisition of control (which we refer to in this document as the Expedia compensatory warrants) would cease to be deferred upon consummation of the merger; and

  •
  other matters described under "Risk Factors."

        After detailed consideration of these factors, the special committee concluded the potential benefits of the merger outweighed these considerations and determined that the merger was fair to, and in the best interests of, Expedia and its shareholders other than USA.

        The above discussion of the information and factors considered by the special committee is not exhaustive and does not include all factors considered by the special committee. In evaluating the merger, the members of the special committee considered their knowledge of the business, financial condition and prospects of Expedia, and the advice of its advisors. In light of the number and variety of factors that the special committee considered in connection with its evaluation of the merger, the special committee did not find it practicable to assign relative weights to the foregoing factors. Rather, the special committee made its determination based upon the total mix of information available to it. In addition, individual members of the special committee may have given different weights to different factors. Based on the factors outlined above, the special committee determined that the merger was fair to, and in the best interests of, Expedia and its shareholders, other than USA.

  Recommendation of the Expedia Board of Directors

        The Expedia board of directors, by the unanimous vote of the directors present at the meeting, approved the merger agreement, and recommends adoption and approval of the merger agreement and authorization of the merger by Expedia shareholders at the special meeting. The Expedia board of directors concurred with and adopted the analysis of the special committee with respect to the merger in deciding to recommend that shareholders vote "FOR" the adoption and approval of the merger agreement and authorization of the merger.

Information and Factors Considered by the USA Board of Directors

        In making its decision to approve the merger agreement and the merger, the USA board of directors considered the following positive factors relating to the merger:

  •
  the exchange ratio, including the fact that it is a fixed exchange ratio, and the premium reflected therein, as well as the other terms and conditions of the merger agreement and the merger;

  •
  the fact that USA's corporate structure would be greatly simplified as a result of the merger, including the benefits related thereto;

  •
  general market conditions and changes in the outlook for the industries in which USA's and Expedia's businesses operate;

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  the improved prospects for revenue generation and growth resulting from Expedia being wholly owned by USA;

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  the ability of the combined company to access Expedia's significant cash balance and continuing cash flow;

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  the ability of the combined company to leverage Expedia's technological and operational expertise across USA's other businesses;

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  the ability of a combined company to more effectively pursue, in a coordinated manner, acquisitions, strategic growth opportunities and other expansion strategies, in part due to improved coordination between Expedia and USA's other existing assets;

  •
  the alignment of management interests under one security and the elimination of the potential for conflicts of interest between the companies, enabling management to focus time and resources on the combined businesses and fully exploit the combined assets;

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  the possible reductions in costs associated with maintaining Expedia's status as a public company;

  •
  the freeing up of management to focus on the day-to-day operations of Expedia's lines of business as a result of the elimination of the responsibilities of running a public company;

  •
  the material United States federal income tax consequences of the merger;

  •
  the ability of Expedia's shareholders, through the ownership of USA common stock, to continue to participate in Expedia's growth, and to participate in:

  •
  a more diversified currency,

  •
  a company with broader access to capital markets and greater borrowing capacity than Expedia, which may be used to finance acquisitions and capital expansion that may be unavailable to Expedia if it remains an independent public company that is majority controlled by USA, and

    •
    a company that will have a more liquid market for its stock than the market for Expedia common stock;

  •
  the fact that the terms of the merger and the merger agreement were determined through extensive negotiations between the special committee and USA and their respective legal and financial advisors; and

  •
  the fact that the special committee received an opinion from Morgan Stanley that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications described in its opinion, the exchange ratio is fair from a financial point of view to holders of Expedia common stock other than USA and its affiliates.

        In making its decision to approve the merger agreement, including the merger, the USA board of directors also considered the following negative factors relating to the merger:

  •
  the potential conflicts of interest arising out of the merger. See "Interests of Certain Persons in the Merger" and "Relationships with Expedia";

  •
  the problems inherent in merging the operations of two large companies, including the possibility that management may be distracted from regular business concerns; and

  •
  the factors discussed in this proxy and information statement/prospectus under "Risk Factors."

        In making its decision to approve the merger agreement, including the merger, the USA board of directors also considered the following neutral factors relating to the merger:

  •
  the fact that because USA controls approximately 94.9% of the total voting power of Expedia shares, and does not intend to sell its Expedia shares, the possibility of a third party offer to acquire Expedia at a premium is minimal and cannot occur without the consent of USA; and

  •
  the shareholder litigations described under "—Shareholder Litigation."

        The USA board of directors believed that the negative factors were substantially outweighed by the benefits anticipated from the merger.

        The foregoing discussion of the information and factors considered by the USA board of directors is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger, the USA board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors each director considered in reaching his or her determination.

Opinion of the Financial Advisor to the Special Committee

        Under an engagement letter dated June 8, 2002, as amended, the special committee retained Morgan Stanley to provide it with financial advisory services and a financial opinion letter in connection with the merger. At the meeting of the special committee on March 18, 2003, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 18, 2003 and subject to and based upon the assumptions and other considerations set forth in its written opinion, the exchange ratio of 1.93875 pursuant to the merger agreement was fair to the holders of Expedia common stock, other than USA and its affiliates, from a financial point of view.

        The full text of the written opinion of Morgan Stanley, dated as of March 18, 2003, is attached as Appendix B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. We recommend that you read the entire opinion carefully. Morgan Stanley's opinion is directed to the special committee and addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement to the holders of the Expedia common stock, other than USA and its affiliates, as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any holder of Expedia common stock as to how such shareholder should vote with respect to the merger or any matter relating to the merger. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of Expedia and USA;

  •
  reviewed certain internal financial statements and other financial and operating data concerning Expedia prepared by the management of Expedia;

  •
  reviewed certain financial forecasts related to Expedia prepared by the management of Expedia;

  •
  discussed the past and current operations and financial condition and the prospects of Expedia with senior executives of Expedia;

  •
  reviewed certain internal financial statements and other financial and operating data concerning USA prepared by the management of USA;

  •
  discussed the past and current operations and financial condition and the prospects of USA with senior executives of USA;

  •
  considered information relating to certain strategic, financial and operational benefits anticipated from the merger;

  •
  analyzed the pro forma impact of the merger on USA's earnings per share;

  •
  reviewed the reported prices and trading activity of the Expedia common stock and of the USA common stock;

  •
  compared the financial performance of Expedia and USA and the prices and trading activity of the Expedia common stock and the USA common stock with that of certain comparable publicly-traded companies and their securities;

  •
  reviewed the financial terms, to the extent publicly available, of selected minority buy-back transactions;

  •
  participated in discussions and negotiations among representatives of Expedia and USA and their financial and legal advisors;

  •
  reviewed the merger agreement and certain related documents; and

  •
  performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

        Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements, other financial and operating data, and financial forecasts, including certain strategic, financial and operational benefits anticipated from the combination of Expedia and USA, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the management's best currently available estimates and judgments of the future financial performance of Expedia and USA, respectively. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of Expedia or USA, nor has it been furnished with any such appraisals. In arriving at its opinion, Morgan Stanley relied primarily on publicly available information on USA provided by USA or equity research analysts who cover USA and certain internal financial statements provided by USA. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without material modification or waiver, including among other things, that the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended.

        Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, March 18, 2003.

        In arriving at its opinion, Morgan Stanley was not authorized to solicit, and it did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Expedia or its assets.

        Morgan Stanley's opinion was not intended to be and does not constitute a recommendation to any holder of Expedia common stock regarding their vote on the merger. In addition, Morgan Stanley's opinion does not in any manner address the prices at which the USA common stock or the Expedia common stock will actually trade at any time.

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

EXPEDIA VALUATION ANALYSES

        Morgan Stanley noted that the implied value per share of Expedia common stock was $51.36, based on the closing price per share of USA common stock on March 18, 2003.

        Historical Trading Range.    Morgan Stanley reviewed the range of closing prices of Expedia common stock for different time periods, ending March 18, 2003, the last trading day prior to the date Morgan Stanley rendered its opinion. Morgan Stanley observed the following:

Period ending March 18, 2003	Value per share of Expedia common stock
Last 30 days	$28.06 - $39.38
Last 60 days	$28.06 - $39.38
Last Twelve Months	$19.84 - $42.02

        Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of Expedia with publicly available information for the following interactive commerce companies:

Expedia Comparable Companies Amazon.com, Inc. AOL Time Warner Inc. eBay Inc. Hotels.com priceline.com Incorporated Sabre Holdings Corporation TMP Worldwide Inc. USA Yahoo! Inc.

        In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to two financial forecast scenarios, the first provided by Expedia management, which is referred to as the "Management Case," and the second based upon publicly available financial information, which is referred to as the "Street Case." The Management Case was based on management's internal estimates of Expedia's revenue and earnings for calendar year 2003, as of March 4, 2003. The Street Case was based on a Morgan Stanley equity research report dated March 13, 2003, which was chosen in part because of it closely reflected the mean revenue and EPS estimates for 2003 as reported by I/B/E/S as of March 18, 2003, which was the last trading day prior to the date Morgan Stanley rendered its opinion. The research report contained revenue estimates of $845 million for 2003, while the I/B/E/S mean revenue estimate for the same period was $846 million. For earnings, the research report contained an estimate of $1.17 per share of Expedia common stock for 2003, while the I/B/E/S mean earnings estimate for the same period was $1.16 per share. I/B/E/S is a database owned and operated by Thomson Financial, which contains estimated and actual earnings, cash flows, dividends, sales, and pre-tax income data for companies in the United States, Europe, Asia and emerging markets.

        Morgan Stanley then estimated the implied value per share of Expedia common stock for the Management Case and the Street Case as of March 18, 2003. Morgan Stanley estimated the implied value per share of Expedia common stock as follows:

Calendar year financial statistic	Expedia financial statistic	Comparable company reference range	Implied value per share of Expedia common stock
Management Case
Price to 2003 estimated cash earnings per share	$1.22	30x - 40x	$36.53 - $48.71
Price to 2003 unlevered estimated cash earnings per share, plus net cash	$1.13	30x - 40x	$38.19 - $49.47
2003 price/estimated cash earnings per share to growth	$1.22	1.0x - 1.5x	$36.53 - $54.80
Street Case
Price to 2003 estimated cash earnings per share	$1.17	30x - 40x	$34.98 - $46.64
Price to 2003 unlevered estimated cash earnings per share, plus net cash	$1.11	30x - 40x	$37.57 - $48.65
2003 price/estimated cash earnings per share to growth	$1.17	1.0x - 1.5x	$34.98 - $52.47

        No company utilized in the comparable company analysis is identical to Expedia. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Expedia. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

        Exchange Ratio and Price Premium Analysis.    Morgan Stanley reviewed the ratios of the closing prices of Expedia common stock divided by the corresponding closing prices of USA common stock over various periods ending on March 18, 2003, which are referred to as period average exchange ratios. Morgan Stanley then examined the premiums represented by the exchange ratio pursuant to the merger agreement of 1.93875 over these period average exchange ratios, and found them to be as follows:

Period ending March 18, 2003	Period average exchange ratio		Transaction premium to period average exchange ratio
March 18, 2003	1.47	x	32%
Last 5 days	1.47	x	32%
Last 10 days	1.47	x	32%
Last 20 days	1.44	x	34%
Last 30 days	1.41	x	37%
Last 60 days	1.42	x	37%
Last 90 days	1.41	x	38%
Last 120 days	1.37	x	41%
Last 12 month (high)	1.50	x	29%
Last 12 months (Low)	1.01	x	92%
Last 12 months	1.30	x	49%
Initial June 2002 USA proposal	1.35	x	44%

        Morgan Stanley then examined the premiums represented by the deal price implied by the exchange ratio over these period average prices for Expedia, and found them to be as follows:

Period ending March 18, 2003	Period average price	Transaction premium to period average price
March 18, 2003	$38.90	32%
Last 30 days	$33.26	54%

        The initial June proposal is based on the press release issued by USA on June 3, 2002 in which it announced that it intended to commence an exchange offer or pursue a transaction to acquire all of the publicly held shares of Expedia at an exchange ratio of 2.6969x (on a pre-split basis), or 1.34845x (on a post-split basis).

        Discounted Equity Value.    Morgan Stanley performed an analysis of the implied present value per share of Expedia common stock on a standalone basis based on Expedia's projected future equity value using the Management Case and the Street Case scenarios. To calculate the Discounted Equity Value for these scenarios, Morgan Stanley used the 2003 earnings per share estimate grown at a long-term projected annual growth rate of 35% for 2004 and 2005 earnings per share, multiplied those results by the next calendar year multiple range indicated in the table below, and then discounted the result by 15% for one year for the 2004 statistic, and by two years for the 2005 statistic. Morgan Stanley estimated the implied value per share of Expedia common stock as follows:

Calendar year financial statistic	Expedia financial statistic	Next calendar year multiple range	Discount rate	Implied value per share of Expedia common stock
Management case
2004 estimated cash earnings per share	$1.58	25x - 35x	15.0%	$34.42 - $48.18
2005 estimated cash earnings per share	$2.06	25x - 35x	15.0%	$39.91 - $54.47
Street case
2004 estimated cash earnings per share	$1.52	25x - 35x	15.0%	$32.95 - $46.13
2005 estimated cash earnings per share	$1.97	25x - 35x	15.0%	$37.25 - $52.15

        Discounted Cash Flow.    Morgan Stanley performed discounted cash flow analyses using the Street Case financial forecasts. In arriving at the estimated values per share of Expedia common stock,

Morgan Stanley discounted the calendar year 2003 through 2010 forecasted free cash flows using a discount rate of 10% to 15%. A terminal EBITDA multiple of 8.0x to 11.0x was applied to the final year of free cash flow. Using this methodology, the estimated values per share of Expedia common stock ranged from $34.13 to $52.38.

        Equity Research Analysts' Price Targets.    Morgan Stanley reviewed the range of available price targets set by equity research analysts for Expedia and applied a discount rate of 15% on those values to arrive at an estimated present value per share of Expedia common stock that ranged from $30.43 to $43.48.

USA VALUATION ANALYSES

        Comparable Company Trading Analysis.    Morgan Stanley compared certain publicly available financial information of USA with publicly available information for the following interactive commerce and media companies:

USA Comparable Companies
Amazon.com, Inc. AOL Time Warner Inc. eBay Inc. News Corporation Viacom Inc. Yahoo! Inc.

        In conducting its analysis, Morgan Stanley applied the relevant financial multiples of the comparable companies to publicly available securities research analyst estimates of various financial statistics for USA. Because USA owns approximately 51% of Expedia on a fully diluted basis and 60% based on primary shares, USA reports its financial results on a consolidated basis under GAAP, which includes in its financial statements the impact of its ownership of Expedia. Morgan Stanley estimated the implied value per share of USA common stock as follows:

Calendar year financial statistic	USA financial statistic	Comparable company reference range	Implied value per share of USA common stock
Aggregate value to 2003 estimated earnings before interest, taxes, depreciation and amortization (or EBITDA)	$759 MM	10x - 15x	$21.02 - $28.22
Price to 2003 estimated cash earnings per share	$0.75	25x - 35x	$18.77 - $26.28
Price to 2003 estimated unlevered cash earnings per share, plus net cash	$0.68	25x - 35x	$23.21 - $29.98

        Using the implied values per share of USA common stock set forth in the table above and the implied values per share of Expedia common stock estimated in the Expedia comparable company trading analysis summarized above, the ratios implied by these implied values per share ranged from:

  •
  1.70x to 1.86x for the Management Case scenario and 1.61x to 1.78x for the Street Case scenario using 2003 EBITDA,

  •
  1.85x to 1.95x for the Management Case scenario and 1.77x to 1.86x for the Street Case scenario using 2003 estimated cash earnings per share, and

  •
  1.63x to 1.65x for the Management Case scenario and 1.61x to 1.63x for the Street Case scenario using 2003 estimated unlevered cash earnings per share, plus net cash,

in each case compared to the exchange ratio pursuant to the merger agreement of 1.93875.

        No company utilized in the comparable company analysis is identical to USA. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of USA. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

        Discounted Equity Value.    Morgan Stanley performed an analysis of the implied present value per share of USA common stock on a standalone basis based on the projected future equity value of USA using publicly available equity research analyst projections as of March 18, 2003 for USA's cash earnings projections for calendar year 2003. To calculate the projected earnings for 2004 and 2005, Morgan Stanley used the 2003 earnings per share estimate and grew the earnings annually by 20%, which was the I/B/E/S long-term growth rate for USA as of March 18, 2003, multiplied those results by a next calendar year multiple range indicated in the table below, and then discounted the result by 15% for one year for the 2004 statistic, and for two years for the 2005 statistic. Morgan Stanley estimated the implied value per share of USA common stock as follows:

Calendar year financial statistic	USA financial statistic	Next calendar year multiple range	Discount rate	Implied value per share of USA common stock
2004 estimated cash earnings per share	$0.90	25.0x - 35.0x	15.0%	$19.59 - $27.42
2005 estimated cash earnings per share	$1.08	25.0x - 35.0x	15.0%	$20.44 - $28.61
2004 estimated unlevered cash earnings per share, plus net cash	$0.83	25.0x - 35.0x	15.0%	$24.27 - $31.46
2005 estimated unlevered cash earnings per share, plus net cash	$1.01	25.0x - 35.0x	15.0%	$25.33 - $32.95

Using the implied values per share of USA common stock set forth in the table above and the implied values per share of Expedia common stock estimated in the Expedia discounted equity value analysis summarized above, the ratios implied by these implied values per share ranged from:

  •
  1.74x to 1.76x for the Management Case scenario and 1.67x to 1.69x for the Street Case scenario using 2004 estimated cash earnings per share,

  •
  1.89x to 1.92x for the Management Case scenario and 1.81x to 1.83x for the Street Case scenario using 2005 estimated cash earnings per share,

  •
  1.52x to 1.58x for the Management Case scenario and 1.48x to 1.55x for the Street Case scenario using 2004 estimated unlevered cash earnings per share, plus net cash, and

  •
  1.64x to 1.71x for the Management Case scenario and 1.60x to 1.67x for the Street Case scenario using 2005 estimated unlevered cash earnings per share, plus net cash,

in each case compared to the exchange ratio pursuant to the merger agreement of 1.93875.

        Equity Research Analysts' Price Targets.    Morgan Stanley reviewed the range of available price targets set by equity research analysts for USA and applied a discount rate of 15% on those values to arrive at an estimated present value per share of USA common stock that ranged from $26.09 to $33.04. Using these implied values per share of USA common stock and the implied values per share of Expedia common stock estimated in the Expedia equity research analysts' price targets analysis summarized above, the ratios implied by these implied values per share ranged from 1.2x to 1.3x, compared to the exchange ratio pursuant to the merger agreement of 1.93875.

        Contribution Analysis.    Morgan Stanley performed a contribution analysis to estimate how much USA and Expedia would contribute to the combined company on a pro forma basis, and calculated the implied equity ownership based on such contribution of EBITDA and cash net income (with adjustments for respective net cash balances for the EBITDA analysis). The analysis assumes USA growing at 25% and Expedia growing at 30% on an EBITDA basis, and USA growing at 20% and Expedia growing at 30% on a cash net income basis (based on I/B/E/S growth rates). Morgan Stanley calculated an implied exchange ratio ranging from 1.17x to 1.23x using projected EBITDA contributions, and 1.5x to 1.7x using projected cash earnings contributions, in each case compared to the exchange ratio pursuant to the merger agreement of 1.93875.

        Analysis of Selected Precedent Minority Buy-Back Transactions.    Morgan Stanley compared publicly available information for selected minority buy-back transactions to the relevant statistics for Expedia. The transactions reviewed included transactions announced since January 1, 2000, in which a shareholder that owned between 50% and 90% of the shares of a company sought to purchase the remaining shares it did not own, and where the total equity value of the target company exceeded $100 million. The following table lists the minority buy-back transactions reviewed by Morgan Stanley:

Selected Precedent Minority Buy-Back Transactions

Target	Acquiror
Aquila	Utilicorp/Aquila
Azurix Corp	Enron Corp
BHC Communications Inc.	News Corp Ltd
CareInsite	Healtheon/WebMD
CSFBdirect	CSFB
Hartford Life (ITT Hartford)	Hartford Financial Services
Hertz Corp	Ford Motor Co.
Homestead Village Inc.	Security Capital Group
Howmet Intl Inc.	Alcoa Inc.
Intimate Brands	Limited
Liberty Digital	Liberty Media Corp
Liberty Financial Companies	Liberty Mutual Insurance
Marketing America	Miracle Marketing
McAfee.com	Network Associates
Spectra-Physics	Thermo Electron Corp
Swiss Army Brands	Victorinox AG
TD Waterhouse	Toronto Dominion
Thermedics	Thermo Electron Corp
Thermo Instrument Systems	Thermo Electron Corp
Ticketmaster	USA
Travelers Property Casualty	Citigroup Inc.
Travelocity	Sabre Holdings
TyCom	Tyco Intl.
Unigraphics Solutions Inc.	Electronic Data Systems
Vastar Resources Inc.	BP Amoco Inc.
Westfield America	Westfield America Trust

        For each transaction, Morgan Stanley analyzed, as of the announcement date, the premium offered by the acquiror to the target's closing price one day prior to announcement of the transaction, which is referred to as the "one day price premium", and the premium to the 30-day average exchange ratio prior to announcement of the transaction, which is referred to as the "30-day average exchange ratio premium". In these transactions, the range of final price premia to the one-day unaffected price was from 2% to 140%, with a median of 25%, and the range of final price premia to the 30-day average unaffected price ranged from (16%) to 50%, with a median of (8)%. Based on this analysis, Morgan Stanley calculated the implied exchange ratio per share of Expedia common stock as follows:

Precedent minority buy back transaction financial statistic	Precedent transaction reference range	Unaffected metric (exchange ratio)	Implied exchange ratio
Premium to one-day unaffected price	20% - 30%	1.468x	1.8x - 1.9x
Premium to the 30-day average exchange ratio premium	(8)% - 24%	1.411x	1.3x - 1.7x

        In addition, by applying the price premiums and exchange ratio premiums of the USA and Ticketmaster merger to Expedia, Morgan Stanley calculated an implied exchange ratio ranging from 1.52x to 1.72x, compared to the exchange ratio pursuant to the merger agreement of 1.93875.

        No company or transaction utilized in the analysis of selected precedent minority buy back transactions is identical to Expedia, USA or the merger. In evaluating the precedent minority buy back transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond the control of Expedia which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company or transaction data.

        Accretion/Dilution Analysis.    Morgan Stanley analyzed the pro forma impact of the merger on the combined projected cash earnings per share of USA for the year ending December 31, 2003 using the Street Case financial forecasts. Morgan Stanley's analysis indicated that, excluding the impact of potential synergies, the merger would result in cash earnings per share dilution of approximately 5% for the calendar year ending December 31, 2003, and the combined company would have to realize synergies of approximately $49 million in the calendar year ending December 31, 2003 in order for the transaction to be neutral to the earnings per share.

        In connection with the review of the merger by the special committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Expedia or USA. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Expedia or USA. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        In addition, as described elsewhere in this statement, Morgan Stanley's opinion and its presentation to the special committee was one of many factors taken into consideration by the special committee in reaching their recommendation with regard to the merger. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the special committee.

        The special committee retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of business, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of Expedia or USA. In addition, in the past Morgan Stanley has provided financial advice and financing services to Expedia and has received fees in connection with such services. Morgan Stanley may also seek to provide financial advice and financing services to USA.

        Under the engagement letter, Morgan Stanley provided financial advisory services and its opinion in connection with the merger, and Expedia agreed to pay Morgan Stanley a customary fee for its services. Expedia has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Expedia has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement.

Material United States Federal Income Tax Consequences

        The following description summarizes the material U.S. federal income tax consequences of the merger to holders of Expedia common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this proxy and information statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any change in the foregoing could affect the continuing validity of the tax consequences described in this proxy and information statement/prospectus. Neither USA nor Expedia has requested or will request an advance ruling from the U.S. Internal Revenue Service, or the IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

        This description applies only to holders of Expedia common stock who are U.S. persons. For purposes of this description, the term "U.S. person" means:

  •
  an individual who is a U.S. citizen or U.S. resident alien;
  •
  a corporation created or organized under the laws of the United States or any state thereof;
  •
  a trust where (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust; or
  •
  an estate that is subject to U.S. tax on its worldwide income from all sources.

        This description is not a comprehensive description of all the tax consequences that may be relevant to holders of Expedia common stock. It applies only to holders of Expedia common stock that hold their Expedia common stock as capital assets within the meaning of Section 1221 of the Code (each referred to as a "holder"). No attempt has been made to address all aspects of U.S. federal taxation that may be relevant to a particular shareholder in light of its personal circumstances or to shareholders subject to special treatment under the U.S. federal income tax laws, including:

  •
  banks, insurance companies, trusts and financial institutions;
  •
  tax-exempt organizations;

  •
  mutual funds;
  •
  persons that have a functional currency other than the U.S. dollar;
  •
  pass-through entities and investors in pass-through entities;
  •
  traders in securities who elect to apply a mark-to-market method of accounting;
  •
  dealers in securities or foreign currency;
  •
  shareholders who received their Expedia common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;
  •
  holders of options or Expedia warrants; and
  •
  holders who hold Expedia common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

        In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger. It does not address the tax consequences of any transaction other than the merger.

EACH HOLDER OF EXPEDIA COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

        The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Assuming the merger so qualifies, a holder will not recognize any gain or loss upon receipt of USA common stock in exchange for such holder's Expedia common stock, except in respect of cash received instead of a fractional share of USA common stock (as discussed below). The aggregate adjusted tax basis of the shares of USA common stock (including fractional shares deemed received and redeemed as described below) received in the merger will be equal to the aggregate adjusted tax basis of the shares of Expedia common stock surrendered for the USA common stock. The holding period of the USA common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Expedia common stock were held. USA and Expedia will not be required to complete the merger unless USA receives an opinion from Wachtell, Lipton, Rosen & Katz and Expedia receives an opinion from Shearman & Sterling, in each case dated the closing date and to the effect that the merger will constitute a reorganization for U.S. federal income tax purposes.

        A holder who receives cash instead of a fractional share of USA common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of Expedia common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Expedia common stock is more than one year at the effective time of the merger.

        A holder of shares of Expedia common stock who receives cash for all of its shares of Expedia common stock pursuant to the exercise of dissenters' rights in connection with the merger generally will recognize gain or loss equal to the difference between the tax basis of the shares of Expedia common stock surrendered and the amount of cash received, except that any cash received that is or is deemed to be interest for federal income tax purposes will be taxed as ordinary income. Gain or loss that is not treated as ordinary income will be capital gain or loss and any such capital gain or loss will be long term if, as of such time, the holder has held such holder's shares of Expedia common stock for more than one year. A holder of shares of Expedia common stock receiving cash pursuant to the exercise of dissenters' rights may be required to recognize gain or loss in the year the merger closes, irrespective of whether the holder actually receives payment for its shares of Expedia common stock in that year.

        Payments of cash in lieu of fractional shares made in connection with the merger may be subject to "backup withholding" at a rate of 30%. Backup withholding generally applies if a holder (1) fails to furnish such holder's Taxpayer Identification Number, or TIN, (2) furnishes an incorrect TIN, (3) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (4) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is supplied to the IRS.

        Certain persons are generally exempt from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalty of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Expedia common stock should consult with its own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption. All holders who are U.S. persons exchanging shares of Expedia common stock pursuant to the merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, when provided following the merger, to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to USA and the exchange agent). Non-corporate foreign shareholders should complete and sign IRS Form W-8BEN, in order to avoid backup withholding.

        Tax matters are very complicated, and the tax consequences of the merger to each holder of Expedia common stock will depend on the facts of that holder's particular situation. The U.S. federal income tax discussion set forth above does not address all U.S. federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. Holders of Expedia common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger.

Dissenters' Rights

        The following is a brief summary of the rights of holders of Expedia common stock to dissent from the merger and receive cash equal to the fair value of their Expedia common stock instead of receiving shares of USA common stock in the merger. This summary is not exhaustive, and you should read the applicable sections of Chapter 23B.13 of the Washington Business Corporation Act (WBCA), which is attached to this proxy and information statement/prospectus as Appendix C.

        USA shareholders do not have appraisal rights in connection with the transactions contemplated by the merger agreement.

        If you are an Expedia shareholder and wish to dissent from the merger, you should carefully review the text of Appendix C, particularly the procedural steps required to perfect dissenters' rights, which are complex. You should also consult your legal counsel. If you do not fully and precisely satisfy the procedural requirements of Washington law, you will lose your dissenters' rights.

Requirements for Exercising Dissenters' Rights

        Under Washington law, Expedia shareholders have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Expedia common stock. To preserve your right if you wish to exercise your statutory dissenters' rights, you must:

  •
  deliver to Expedia, before the vote on the proposal to approve the merger agreement is taken at the special meeting, notice of your intent to demand the fair value for your Expedia common stock if the merger is consummated and becomes effective; and

  •
  not vote your shares of Expedia common stock at the special meeting in favor of the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

        Merely voting against the merger agreement and the merger will not preserve your dissenters' rights. Chapter 23B.13 of the WBCA is reprinted in its entirety and attached to this proxy and information statement/prospectus as Appendix C. Failure to precisely comply with all procedures required by Washington law will result in the loss of your dissenters' rights. If you do not satisfy each of the statutory requirements, you cannot exercise dissenters' rights and you will be bound by the terms of the merger agreement.

        Submitting a proxy card that does not direct how the Expedia common stock represented by that proxy is to be voted will constitute a vote in favor of each of the proposals being presented to Expedia shareholders at the special meeting and a waiver of your statutory dissenters' rights. In addition, voting against the proposal to approve the merger agreement will not satisfy the notice requirement referred to above. You must deliver notice of the intent to exercise dissenters' rights to Expedia prior to the vote being taken at the special meeting at: Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attn: Corporate Secretary.

Dissenters' Notice Procedure

        Within ten days after the effective date of the proposed merger, Expedia will deliver a notice to all shareholders who have properly given notice under the dissenters' rights provisions and have not voted in favor of the merger agreement as described above. The notice will contain:

  •
  the address where the demand for payment and certificates representing shares of Expedia common stock must be sent and the date by which they must be received;

  •
  any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

  •
  a form for demanding payment that states the date of the first announcement to the news media or to shareholders of the proposed transactions and requires certification of the date the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the Expedia common stock or an interest in it;

  •
  a date by which Expedia must receive the payment demand; and

  •
  a copy of the dissenters' rights provisions of Washington law.

        If you wish to assert dissenters' rights, you must demand payment and deposit your Expedia certificates within 30 days after the notice is given. If you fail to make demand for payment and deposit your Expedia certificates within the 30-day period, you will lose the right to receive fair value for your shares under the dissenters' rights provisions, even if you delivered a timely notice of intent to demand payment.

        Except as provided below, within 30 days of the later of the effective date of the merger or Expedia's receipt of a valid demand for payment, Expedia will remit to each dissenting shareholder who complied with the requirements of Washington law the amount Expedia estimates to be the fair value of the shareholder's Expedia common stock, plus accrued interest.

        Expedia will include the following information with the payment:

  •
  financial data relating to Expedia;

  •
  Expedia's estimate of the fair value of the shares and the accrued interest and a brief description of the methods used to reach those estimates;

  •
  an explanation of how the interest was calculated;

  •
  a statement of the dissenter's right to demand payment under Chapter 23B.13.280 of the WBCA;

  •
  a copy of Chapter 23B.13 of the WBCA; and

  •
  a brief description of the procedures to be followed in demanding supplemental payment.

        For a dissenting shareholder who was not the beneficial owner of the shares of Expedia common stock before March 19, 2003, under Chapter 23B.13.270 of the WBCA, Expedia may withhold payment and instead send a statement setting forth its estimate of the fair value of the shares and offering to pay such amount, with interest, as a final settlement of the dissenting shareholder's demand for payment. Expedia will also send an explanation of how it estimated the fair value of the shares and calculated the interest, and a statement of the dissenter's right to payment under Chapter 23B.13.280 of the Washington Business Corporation Act.

        If you are dissatisfied with your payment or offer, you may, within 30 days of the payment or offer for payment, notify Expedia of and demand payment of your estimate of the fair value of your shares and the amount of interest due. If any dissenting shareholder's demand for payment is not settled within 60 days after receipt by Expedia of the payment demand, Section 23B.13.300 of the Washington Business Corporation Act requires that Expedia commence a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting shareholders whose demands remain unsettled as parties to the proceeding.

        The court may appoint one or more appraisers to receive evidence and make recommendations to the court as to the amount of the fair value of the shares. The fair value of the shares as determined by the court is binding on all dissenting shareholders and may be less than, equal to or greater than the market price of the USA common stock to be issued to nondissenting shareholders for their Expedia common stock. The dissenters have the same discovery rights as parties in other civil proceedings. If the court determines that the fair value of the shares is in excess of any amount remitted by Expedia, then the court will enter a judgment for cash in favor of the dissenting shareholders in an amount by which the value determined by the court, plus interest, exceeds the amount previously remitted.

        The court will determine the costs and expenses of the court proceeding and assess them against Expedia, except that the court may assess part or all of the costs against any dissenting shareholders whose actions in demanding supplemental payments are found by the court to be arbitrary, vexatious or not in good faith. If the court finds that Expedia did not substantially comply with the relevant provisions of Sections 23B.13.200 through 23B.13.280 of the WBCA, the court may also assess against Expedia any fees and expenses of attorneys or experts that the court deems equitable. The court may also assess those fees and expenses against any party if the court finds that the party has acted arbitrarily, vexatiously or not in good faith in bringing the proceedings. The court may award, in its discretion, fees and expenses of an attorney for the dissenting shareholders out of the amount awarded to the shareholders, if it finds the services of the attorney were of substantial benefit to the other dissenting shareholders and that those fees should not be assessed against Expedia.

        A shareholder of record may assert dissenters' rights as to fewer than all of the shares registered in the shareholder's name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies Expedia in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of the partial dissenting shareholder are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders. Beneficial owners of Expedia common stock who desire to exercise dissenters' rights themselves must obtain and submit the registered owner's consent at or before the time they deliver the notice of intent to demand fair value.

        For purposes of Washington law, "fair value" means the value of Expedia common stock immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. Under Section 23B.13.020 of the WBCA, an Expedia shareholder has no right, at law or in equity, to set aside the approval and adoption of the merger or the consummation of the merger except if the approval, adoption or consummation fails to comply with the procedural requirements of Chapter 23B.13 of the WBCA, Expedia's articles of incorporation or Expedia's by-laws, or was fraudulent with respect to that shareholder or Expedia.

Regulatory Approvals Required for the Merger

        We are not aware of any material regulatory filings or approvals required prior to completing the merger. We intend to make all required filings under the Securities Act and the Exchange Act in connection with the merger.

Shareholder Litigation

        Following USA's announcement on June 3, 2002 that it intended to commence exchange offers to acquire up to 100% of the outstanding shares of Ticketmaster, Expedia, and Hotels.com that it did not already own, a number of putative class action complaints against USA, its publicly held subsidiaries (including Expedia) and the boards of directors of its publicly held subsidiaries (including Expedia) were filed by individual shareholders of USA's publicly held subsidiaries in the Court of Chancery, County of New Castle, State of Delaware with respect to Ticketmaster and Hotels.com, in the U.S. District Court for the Central District of California with respect to Ticketmaster, and in King County Superior Court in the State of Washington with respect to Expedia. The complaints generally alleged that consummation of the exchange offers would be a breach of fiduciary duty and that the indicated exchange ratios were unfair to the minority shareholders of USA's publicly held subsidiaries. Each of the complaints sought, among other things, injunctive relief against consummation of the exchange offer, damages in an unspecified amount and rescission in the event the exchange offer occurred.

        In July 2002, the actions with respect to each of the three subsidiaries filed in the states of Delaware and Washington were consolidated, and orders were entered in those actions providing that the defendants need not respond to the complaint until after the announcement of a transaction contemplating the purchase by USA of the stock of the relevant subsidiary held by its public minority shareholders. The California complaint was dismissed without prejudice on August 6, 2002. The Washington consolidated action with respect to Expedia was also dismissed without prejudice on November 22, 2002. On December 16, 2002, the plaintiffs in the Delaware consolidated action with respect to Ticketmaster agreed that the defendants have an indefinite amount of time in which to respond to the complaint, pending a determination by the plaintiffs whether they will proceed with the lawsuit. On January 17, 2003, USA completed its acquisition of all the stock of Ticketmaster.

        On March 20, 2003, one day after the public announcement that USA and Expedia had entered into a definitive merger agreement, the plaintiffs in the Washington consolidated action with respect to Expedia filed a purported notice of reinstatement of their claims. On March 20, 2003, three additional purported class actions on behalf of Expedia shareholders were filed in King County Superior Court against Expedia, USA, and members of the board of directors of Expedia. Additional purported class action complaints were filed on March 24, 2003 and April 2, 2003. These recent complaints allege, in essence, that the defendants breached their fiduciary duties to Expedia's public shareholders by entering into and/or approving the merger agreement, which allegedly does not reflect the true value of Expedia. The complaints seek to enjoin consummation of the transaction or, in the alternative, to rescind the transaction, as well as damages in an unspecified amount. On April 22, 2003, the Washington court entered an Order formally reinstating the consolidated action.

        On April 10, 2003, the day of the public announcement that USA and Hotels.com had entered into a definitive merger agreement, a purported class action on behalf of Hotels.com shareholders was filed in the Court of Chancery, County of New Castle, State of Delaware, against Hotels.com, USA, and members of the board of directors of Hotels.com. Also on April 10, 2003, plaintiffs in a purported derivative action on behalf of Hotels.com against various officers and directors of Hotels.com, pending in the District Court of Dallas, Texas, 160th Judicial District, filed an amended complaint to include class allegations regarding the merger. This action had been filed prior to the announcement of the merger and originally asserted derivative claims relating to Hotels.com's pre-merger earnings guidance. The Texas action was removed to the United States District Court for the Northern District of Texas on April 18, 2003. On April 17, 2003, plaintiffs in the Delaware consolidated action regarding Hotels.com filed a consolidated and amended class action complaint. The complaints in the Delaware actions, and the class allegations in the Texas action, allege, in essence, that the defendants breached their fiduciary duties to Hotels.com's public shareholders by entering into and/or approving the merger agreement, which allegedly does not reflect the true value of Hotels.com. The complaints seek to enjoin consummation of the transaction or, in the alternative, to rescind the transaction, as well as damages in an unspecified amount.

        While USA believes that the allegations in the cases are without merit, and Expedia believes that the allegations in the cases naming Expedia and its directors as defendants are without merit, no assurances can be given as to the outcome of any of these litigations. Furthermore, one of the conditions to the closing of the transactions contemplated by the merger agreement between USA and Expedia is that no injunction issued by any court preventing the consummation of the transactions be in effect. No assurances can be given that these litigations will not result in such an injunction being issued, which could prevent or delay the closing of the transactions contemplated by the merger agreement.

Certain Effects of the Merger

  Effects on the Market for Expedia Common Stock

        Following the merger, we intend to cause the delisting of shares of Expedia common stock and of the listed Expedia warrants from the Nasdaq National Market, following which shares of Expedia common stock and the listed Expedia warrants will not be publicly traded.

        USA will list the shares of USA common stock and listed USA warrants to be issued in the merger on the Nasdaq National Market, to the extent eligible for listing.

  Exchange Act Registration

        Shares of Expedia common stock and the listed Expedia warrants are currently registered under the Exchange Act. Following the merger, we will file a Form 15 with the SEC requesting the suspension and termination of registration of shares of Expedia common stock and of the listed Expedia warrants under the Exchange Act.

Accounting Treatment for the Merger

        The merger will be accounted for by USA under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire shares of Expedia common stock and outstanding stock options in excess of approximately    •    % of the carrying value of Expedia's assets and liabilities will be allocated on a pro rata basis to Expedia's assets and liabilities based on their fair values, with any excess being allocated to goodwill and any identified intangible assets. The determination of asset lives and required purchase accounting adjustments reflected in this document, including the allocation of the purchase price to the assets and liabilities of Expedia based on their respective fair values, is preliminary. See the notes accompanying the Unaudited Pro Forma Combined Condensed Financial Statements of USA contained in this proxy and information statement/prospectus.

Resale of USA Common Stock and Listed USA Warrants

        Shares of USA common stock and the listed USA warrants issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of USA common stock or the listed USA warrants issued to any Expedia shareholder that is, or is expected to be, an "affiliate" of USA or Expedia for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be "affiliates" of USA or Expedia for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, USA or Expedia, respectively, and will include the directors of USA and Expedia, respectively. The merger agreement requires Expedia to use its reasonable efforts to cause each of its affiliates to execute a written agreement with USA to the effect that such affiliate will not transfer any shares of USA common stock or the listed USA warrants received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

        This proxy and information statement/prospectus does not cover resales of shares of USA common stock or USA warrants received by any person in connection with the merger, and no person is authorized to make any use of this proxy and information statement/prospectus in connection with any resale of shares of USA common stock or USA warrants.

EXPEDIA 2003 FINANCIAL INFORMATION

Operating Budget

        Each of USA's and Expedia's management annually prepares and publicly announces operating budgets regarding their anticipated operating results. On February 7, 2003, USA filed with the SEC its final budget for the year ending December 31, 2003, and certain limited preliminary growth rates for the year ending December 31, 2004. The budget information and growth rates filed on February 7, 2003 superseded entirely any similar information previously filed by USA and Expedia and is incorporated by reference into this proxy and information statement/prospectus. See "Where You Can Find More Information." Prior to the printing of this proxy and information statement/prospectus, neither USA nor Expedia has provided an update to the foregoing information since its public dissemination. The budget and growth information were made on and as of the dates noted, and the reference to the budget and growth information in this proxy and information statement/prospectus should not be viewed as an update or a confirmation of that information as of the date of this proxy and information statement/prospectus. Except to the extent required under applicable securities laws, neither USA nor Expedia intends to make publicly available any update or other revisions to any of the budget or growth information to reflect circumstances existing after the date of public announcement of such information.

Actual Results and Forecast

        As the controlling shareholder of Expedia, USA receives periodically financial information and actual results for Expedia in the ordinary course. The financial information and actual results set forth below are included in this proxy and information statement/prospectus only because this information was obtained by USA prior to the announcement of the merger in connection with USA's existing shareholdings in Expedia, and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. In addition to preparing an annual budget, Expedia prepared a forecast for 2003, which is prepared solely for internal use and represents more aggressive financial targets for Expedia during the coming year. While the budget remains fixed through the year, the forecast is sometimes updated based on business trends and historical results. Note also that Expedia's management's cash bonus compensation is based on the achievement of actual results against their budget as opposed to a forecast. Neither the forecast nor the actual results presented below purport to present Expedia's operations or financial condition in accordance with accounting principles generally accepted in the United States, and Expedia's independent auditors have not examined or compiled the information presented below and accordingly assume no responsibility for them. In addition, the forecast reflects numerous assumptions made by Expedia's management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Expedia's control, and none of which are subject to approval by USA. Accordingly, there can be no assurance that the assumptions made in preparing the forecast will prove accurate. It is expected that there will be differences between actual results, budgeted results and forecast, and actual results may be materially greater or less than those contained in the budgets and/or the forecast. Neither the inclusion of the forecast nor the actual results in this document should be regarded as an indication that any of USA or Expedia or their respective affiliates or representatives considered or consider them to be a reliable prediction of future events, and the information should not be relied upon as such.

        None of USA, Expedia or any of their affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Expedia or USA compared to the information contained below.

        Expedia's budget information for January and February 2003, Expedia's actual results for January and February 2003, and Expedia's forecast for 2003 were provided to USA by Expedia prior to the entering into of the merger agreement. This information is summarized in the table below, none of which reflects the proposed merger.

Expedia Selected 2003 Financial Results and Forecast

(In millions)

	Budget Jan-Feb, 2003	Actual Jan-Feb, 2003	Forecast Full Year 2003
Gross Bookings	$1,166.7	$1,228.1	$8,033.2
Revenue	110.5	120.5	895.0
EBITA	15.6	28.7	244.8
Operating Income	8.6	22.7	210.6(a)
GAAP Net Income	6.8	14.8	144.6(a)

(a)
Excludes non-cash stock compensation expense related to SFAS 123 implementation for 2003. Expedia had not finalized their methodology for calculating the expense and, as a result, had not recorded any expense in January and February 2003 and had not included the expense in the forecast.

RELATIONSHIPS WITH EXPEDIA

Relationships with Expedia, Its Directors, Officers and Controlled Affiliates

        You should be aware of various existing agreements and ongoing and prior arrangements and transactions between USA and its affiliates, on the one hand, and Expedia and its affiliates, on the other hand, as described below. This description is qualified in its entirety by reference to the specific provisions of the documents described below that have been filed with the SEC, which provisions we incorporate by reference into this proxy and information statement/prospectus. Copies of those documents have been filed with the SEC. You should also review "Interests of Certain Persons in the Merger" for a description of the interests that directors and executive officers of Expedia (some of whom are executive officers and/or directors of USA) may have in the merger that may be different from, or in addition to, the interests of shareholders of Expedia.

        USA owns controlling interests in Expedia and Hotels.com, and owns 100% of Ticketmaster. As a result, each of Hotels.com and Ticketmaster, as well as other majority or wholly owned subsidiaries of USA, all of which are affiliates of USA, may also be deemed affiliates of Expedia.

        Summaries of the material arrangements between USA and its affiliates, between affiliates of USA, and between Expedia and USA and its affiliates are available under the heading "Certain Relationships and Related Party Transactions" (or similar captions) contained in the definitive proxy statement of USA, and the Annual Reports for the year ended December 31, 2002 of Expedia and Hotels.com and the "Related Party Transactions" and "Business Acquisitions" (or similar captions) notes to the audited financial statements of such companies included in their respective Annual Reports for the year ended December 31, 2002, all of which are incorporated into this document by reference.

        For information on how to obtain copies of these materials, please see "Where You Can Find More Information."

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia through a merger transaction. Immediately following the USA acquisition of control, USA owned all of the outstanding shares of Expedia's high-vote Class B common stock, representing approximately 64.2% of Expedia's outstanding shares, and 94.9% of the voting interest in Expedia. On February 20, 2002, USA acquired an additional 1,873,630 shares (adjusted for the two-for-one stock split effective on March 10, 2003) of Expedia's low-vote common stock, increasing USA's ownership to approximately 65% of Expedia's outstanding shares, with USA's voting percentage remaining at 94.9%.

        Pursuant to the terms of the USA acquisition of control, Microsoft, which beneficially owned approximately 63% of Expedia's common stock prior to the USA acquisition of control, exchanged all of its Expedia common stock for USA securities. Those Expedia shareholders who elected not to receive USA securities in the transaction retained their Expedia common stock and received 0.1920 of a new Expedia warrant for each share of Expedia common stock held, In addition to the warrants distributed to shareholders, Expedia also distributed warrants to certain holders of Expedia stock options at the same 0.1920 ratio. The new warrants are traded on the Nasdaq National Market under the symbol "EXPEW."

        USA has designated a majority of Expedia's directors (seven of the thirteen directors), including Mr. Diller who is chairman of Expedia's board. In addition, pursuant to the USA acquisition of control, Expedia agreed with USA that the parties' relationship would be governed by the following principles, none of which can be amended or waived without the approval of a majority of Expedia's independent directors:

  •
  USA or any of its subsidiaries, on the one hand, and Expedia or any of its subsidiaries, on the other hand, may engage in or own interests in businesses that compete with the other;

  •
  as long as USA owns at least 50.1% of Expedia's total voting power, Expedia will not enter into or amend any material arrangements with USA or any of its affiliates without the approval of a majority of Expedia's independent directors; and

  •
  there will be meaningful consultation between USA and Expedia's Chief Executive Officer in the selection of our independent directors.

        As part of the USA acquisition of control, Expedia adopted amended and restated articles of incorporation which include the following provisions governing the relationship between USA and its affiliates, on the one hand, and Expedia and its subsidiaries, on the other hand:

  •
  Except as otherwise expressly agreed, Expedia's shareholders, including USA and its affiliates, may engage or invest in any business activity of any type or description, including those that might be the same or similar to Expedia's business or the business of one of Expedia's subsidiaries, and neither Expedia nor its subsidiaries or shareholders shall have any rights with respect to such engagement or investment or any income or proceeds derived from the business activity.

  •
  For as long as (a) USA owns common stock representing at least 20% of the voting power of all classes of Expedia's outstanding capital stock and (b) at least one person who is a director or officer of Expedia is also a director or officer of USA, Expedia will have no interest or expect that any interest would be offered to Expedia in any investment or business opportunity or prospective economic advantage that is received by USA or an affiliate of USA. However, Expedia does not relinquish any investment or business opportunity or prospective economic advantage that is offered to any person who is an Expedia officer and who is also a director of USA but not an officer or employee of USA and receives an opportunity in such person's capacity as an Expedia officer. Expedia's amended and restated articles also provide that this provision, so long as USA owns common stock representing at least 20% of the voting power of all classes of Expedia's outstanding capital stock, cannot be amended or terminated prospectively without the approval of 80% of the total voting power of all classes of Expedia's outstanding capital stock.

        In connection with the USA acquisition of control, Expedia received the right to advertising, marketing and promotion time, valued at $15 million for each of the five years after the consummation of the USA acquisition of control on the various media outlets related to USA. The total amount due under this arrangement was recorded as "contribution receivable from parent" within Expedia's statement of changes in shareholders' equity and comprehensive income for the 2002 fiscal year. During the year ended December 31, 2002, Expedia recorded $13.1 million under this arrangement as sales and marketing expense.

        In August 2002, USA made a cash capital contribution of $20.0 million to Expedia in lieu of offering Expedia a two-year option to acquire from USA all of the outstanding equity of National Leisure Group, Inc. Expedia recorded the transaction as a capital contribution from USA.

        During 2002, USA reimbursed Expedia for certain professional fees related to the delay in the USA acquisition of control in the amount of $0.3 million. Expedia recorded this amount as a capital contribution from USA.

  Ticketmaster

        Expedia entered into an agreement with Ticketmaster on March 19, 2002, to create a new gateway channel on Citysearch.com's website. This is a content area that provides site visitors with Citysearch's local content and enables them to plan and book trips using an Expedia.com booking tool with the availability of some Ticketmaster event tickets within Expedia's customer-built trips. Revenues generated through the gateway channel are shared by Ticketmaster and Expedia based on an agreed-upon transaction fee paid by Expedia to Ticketmaster. The transaction fees paid in connection with this agreement during the year ended December 31, 2002 were $0.3 million.

  Hotels.com

        As Hotels.com and Expedia have a common controlling shareholder, Expedia has previously said that it would explore areas where Expedia might work together with Hotels.com in a way that would benefit all Expedia customers and shareholders. Although there continue to be many areas of Expedia's business where Expedia has decided that it can best achieve its goals through separate strategies and practices, there have been instances where, fully consistent with its existing contractual agreements, Expedia has worked cooperatively with Hotels.com, and Expedia anticipates that it will continue to explore such possibilities in the future.

  Microsoft

        Expedia's financial statements prior to October 1, 1999 reflect certain allocated corporate support costs from Microsoft. Such allocations and charges are based on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, gross asset value, or the specific level of activity directly related to such costs. Expedia's management believes that the allocation methods used were reasonable and reflective of Expedia's proportionate share of such expenses.

        Subsequent to October 1, 1999, Expedia had entered into a number of agreements with Microsoft to facilitate Expedia's operations. On February 4, 2002, Microsoft ceased being a related party of Expedia when a controlling interest in Expedia was acquired by USA.

  TCV and Microsoft

        On August 25, 2000, Expedia issued 6,022,586 shares of Expedia common stock and warrants to purchase an additional 1,204,516 shares of Expedia common stock to TCV IV, L.P. and TCV IV Strategic Partners, L.P. (collectively, TCV) in exchange for approximately $50.0 million in cash. As a result of the investment, the founding general partner of Technology Crossover Ventures and managing member of Technology Crossover Management IV, L.L.C. (which is the general partner of TCV) became a director of Expedia. On that same date, Expedia issued 1,204,516 shares of Expedia common stock and warrants to purchase an additional 240,904 shares of Expedia common stock to Microsoft in exchange for approximately $10.0 million in cash. In September 2001 and February 2002, TCV and Microsoft net exercised their 1,204,518 and 240,904 shares of Expedia common stock warrants in non-cash transactions, respectively, and received 669,040 shares and 168,064 shares of common stock, respectively, representing the number of shares purchased based on the in-the-money value of the warrants.

  USA's Employment Agreement with Anne Busquet

        On January 13, 2003, USA and Ms. Busquet, President of USA's Travel Services, entered into an employment agreement for a term continuing until January 12, 2006 and providing for an annual base salary of $600,000 per year. Ms. Busquet is also eligible to receive an annual discretionary bonus.

        Ms. Busquet's employment agreement provides for a grant of 75,000 restricted shares of USA common stock. On March 13, 2003, 25,000 shares vested. The remaining 50,000 restricted shares are subject to a performance condition determined by USA's Compensation Committee, and will vest on the third anniversary of the effective date of the agreement. If Ms. Busquet is terminated by USA without cause or resigns for good reason, the remaining 50,000 restricted shares will immediately vest as of the date of her termination of employment. If Ms. Busquet's employment is terminated prior to the vesting date due to death or disability, a pro-rata portion of the restricted shares will immediately vest.

  USA's Employment Agreement with David Ellen

        On July 16, 2001, USA and Mr. Ellen, USA's Deputy General Counsel, entered into an employment agreement, which was subsequently amended on October 1, 2002. As amended, Mr. Ellen's agreement has a term continuing until [July 15, 2004] and provides for an annual base salary of $200,000 per year. Mr. Ellen is also eligible to receive an annual discretionary bonus.

        Mr. Ellen's employment agreement provides for a grant of options to purchase 40,000 shares of USA common stock. Mr. Ellen's options become exercisable in four equal installments, with 25% vesting on July 16, 2002 and an additional 25% vesting on each of the next three anniversaries of that date. Upon a change of control of USA, 100% of Mr. Ellen's options become vested and exercisable. Other than acceleration of the options following a change in control, the options do not otherwise vest or become exercisable as a result of termination or non-renewal of his employment agreement.

  USA's Employment Agreement with Michael B. Adler

        On April 11, 2003, USA and Mr. Adler, USA's Vice President, Financial Analysis and Operational Reporting, entered into an employment agreement for a term continuing until April 10, 2005 and providing for an annual base salary of $250,000 per year. Mr. Adler is also eligible to receive an annual discretionary bonus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        You should be aware that, as described below, some of the executive officers and directors of Expedia, including those who are also executive officers and/or directors of USA, may have interests in the merger that may be different from, or in addition to, the interests of the other shareholders of Expedia generally. The Expedia board of directors and its special committee, and the USA board of directors, were aware of these interests, to the extent they existed at the time, and considered them, among other matters, in approving the merger, the merger agreement and the transactions contemplated by the merger agreement.

Stock Options and Other Equity-Based Awards

        At the close of business on    •    , 2003, executive officers and directors of Expedia beneficially owned approximately     •    % of the outstanding shares of Expedia common stock (excluding the shares of Expedia common stock held by USA), collectively representing     •    % of the total voting power of Expedia shares outstanding on that date. At the close of business on    •    , 2003, executive officers and directors of USA beneficially owned    •    % of the outstanding shares of Expedia common stock (excluding the Expedia shares held by USA), collectively representing    •    % of the total voting power of Expedia shares outstanding on that date. As USA has agreed to vote all Expedia shares beneficially owned by it at the special meeting in favor of approval of the merger, the vote of the directors and executive officers of Expedia and USA in their capacities as shareholders of Expedia is not required at the special meeting to approve the merger.

        Pursuant to the merger agreement and the terms of Expedia's various stock plans, each Expedia optionee, including executive officers and directors of Expedia, will be entitled to receive options to purchase 1.93875 shares of USA for each Expedia option held by the optionee on substantially the same terms and conditions as were applicable to the Expedia stock option. In addition, each holder of shares of Expedia restricted stock, Expedia compensatory warrants and other Expedia stock-based awards will be entitled to receive an equivalent USA stock-based award on substantially the same terms and conditions as were applicable to the Expedia award with 1.93875 USA shares being subject to such award for every Expedia share that was previously subject to the award. Messrs. Barton, Blachford, Breakwell, Letterman and Stanger would, based on current Expedia option, Expedia compensatory warrant, Expedia restricted stock and Expedia restricted stock unit holdings, receive options to purchase    •    ,    •    ,    •    ,     •    , and    •    USA shares,    •    ,    •    ,     •    ,    •    , and    •    USA warrants, and    •    ,     •    ,    •    ,    •    , and    •    restricted stock holdings and    •    ,    •    ,    •    ,    •    and     •    shares of USA restricted stock units, respectively. The non-employee disinterested members of the Expedia board of directors as a group would receive options to purchase    •    USA shares.

        Options to acquire shares of USA common stock will not generally be affected by the merger and will remain outstanding following completion of the merger, except as specifically described below. Each of the members of the special committee will receive full acceleration of all of their outstanding options. As of    •    , Messrs. Barton, Blachford, Breakwell, Letterman and Stanger held options to acquire    •    ,    •    ,     •    ,    •    and    •    shares of USA common stock, respectively, of which options to acquire     •    ,    •    ,    •    ,    •    and     •    shares of USA common stock respectively, were exercisable within 60 days of    •    , 2003. In addition, as of     •    , 2003, executive officers and directors of Expedia, including those who are also officers and/or directors of USA, beneficially owned approximately     •    shares of USA common stock.

        Other than as described above, no Expedia director or executive officer beneficially owned any USA shares or Expedia shares as of    •    , 2003. Other than as described above, no Expedia director or executive officer beneficially owned any USA shares or Expedia shares as of    •    , 2003.

Composition of Expedia's Board of Directors

        Seven out of the thirteen directors of Expedia—Michael Adler, Anne Busquet, Barry Diller, Victor Kaufman, Dara Khosrowshahi, David Ellen and Daniel Marriott—are current directors and/or officers of USA. Two other directors of Expedia, Erik Blachford and Gregory Stanger, are current executive officers of Expedia. In addition, at the time that the USA and Expedia boards of directors approved the merger, Richard Barton, Expedia's then chief executive officer, was a member of both the USA and Expedia boards of directors. Mr. Barton abstained from the votes relating to the merger. Immediately upon completion of the merger, it is expected that the board of directors of Expedia will consist of David Ellen and Dara Khosrowshahi, both current directors of Expedia who are also officers of USA.

Employment Agreements

        Under the merger agreement, USA has agreed to cause Expedia, from and after the merger, to fulfill all written employment, severance, termination, consulting and retirement agreements to which Expedia or any of its subsidiaries is a party, pursuant to the terms of those agreements and applicable law.

        Employment Agreement with Erik C. Blachford.    Effective as of April 1, 2003, we entered into an amended and restated employment agreement with Mr. Blachford setting forth the material terms of his employment. Pursuant to the agreement, Mr. Blachford serves as president and chief executive officer of Expedia and serves as a member of our Board of Directors for the three-year term of the agreement. Mr. Blachford's right to serve as of member of our Board so long as he is employed as chief executive officer of Expedia and Expedia remains a publicly-traded company.

        Compensation.    Mr. Blachford's agreement provides for an annual base salary of $275,000 and eligibility to receive an annual bonus with a target of 100% of his salary. Mr. Blachford's annual bonus will not be less than $137,500 and for the portion of the term from January 1, 2006 until March 31, 2006, Mr. Blachford's annual bonus will not be less than $34,375. On March 17, 2003, Mr. Blachford received a grant of options to purchase 253,000 shares of Expedia's common stock at an exercise price of $39.38. On the first anniversary of the grant date, one-fourth of the option will vest, and 1/48 of the option will vest on each monthly anniversary of the grant date thereafter, subject to Mr. Blachford's continued employment with Expedia. The option has a ten-year term. On the effective date of the agreement, Mr. Blachford received an initial grant of 102,000 restricted stock units of Expedia common stock which will vest subject to certain performance conditions and Mr. Blachford's continued employment with Expedia. If such performance conditions are met, restrictions on the restricted stock units will lapse in four equal installments on each of the first four anniversaries of March 31, 2003, subject to Mr. Blachford's continued employment with Expedia. In addition, Mr. Blachford will receive a grant of 50,000 restricted stock units of USA's common stock on the later of (i) April 1, 2003 and (ii) the earlier of (a) the date the Audit Committee of the Expedia Board approves the grant and (b) the date Expedia is no longer publicly traded. The USA restricted stock units will be subject to the performance conditions set out by the Compensation Committee of USA. If such performance conditions are met, restrictions on the restricted stock units will lapse on March 31, 2006, subject to Mr. Blachford's continued employment with Expedia. Mr. Blachford will be evaluated for future option grants in a manner consistent with similarly situated executives of USA and its subsidiaries.

        Mr. Blachford is eligible to participate in welfare, health and life insurance and pension benefit and incentive programs adopted by Expedia on the same basis as similarly situated executives of Expedia, USA and their respective subsidiaries.

        Severance.    Upon a termination of Mr. Blachford's employment by Expedia without "cause" (and other than by reason of his death or disability) or by Mr. Blachford for "good reason" (as each term is defined in the agreement), subject to Mr. Blachford's execution and non-revocation of a release, Expedia will continue to pay Mr. Blachford his salary for the remainder of the term. Expedia will also pay Mr. Blachford his target annual bonus for each remaining year of the term commencing at the end of the fiscal year of the termination, and pro rated for the fiscal year commencing January 1, 2006. In addition, until the end of the term or such earlier date that Mr. Blachford becomes reemployed with another employer, Expedia will continue to provide Mr. Blachford with the welfare benefits that Mr. Blachford would have received had he remained employed for the remainder of the term. Further, the USA restricted stock units granted under the agreement and Mr. Blachford's Expedia equity awards will vest and any Expedia options held by Mr. Blachford will remain exercisable for the shorter of one year or the remainder of their scheduled term.

        Change in Control.    The agreement provides that upon a change in control of Expedia (as defined in the agreement, which definition does not include the proposed acquisition of the outstanding shares of Expedia common stock by USA), all of Mr. Blachford's Expedia options (and the USA options granted on the effective date) and other Expedia equity compensation will vest immediately, and such options will remain exercisable for one year from the date of the change in control, but in no event beyond the expiration of their term.

        Restrictive Covenants.    Pursuant to the agreement, Mr. Blachford is bound by a covenant not to compete with Expedia's businesses (or its subsidiaries or affiliates) and a covenant not to solicit Expedia's employees or customers (or our subsidiaries or affiliates) during the term of his employment and for two years after termination of employment for any reason. In addition, Mr. Blachford agreed not to divulge or disclose any confidential information of Expedia or its affiliates.

        Employment Agreement with Gregory Stanger.    Effective as of February 4, 2002, Expedia entered into an employment agreement with Mr. Stanger setting forth the material terms of his employment. The agreement has a three-year term.

        Compensation.    Mr. Stanger will receive an annual base salary of $175,000 and will be eligible to receive an annual bonus of 100% of his salary, payable 50% in cash and 50% in Expedia stock options, based on achieving agreed-upon Expedia budget goals.

        On the effective date of the agreement, Mr. Stanger received an initial grant of options to purchase 100,000 shares of Expedia common stock at an exercise price of $27.26.

        Such options have a ten-year term and will vest in four equal annual installments commencing on the first anniversary of the effective date of the agreement contingent upon Mr. Stanger's continued employment with Expedia. Mr. Stanger also received a grant of 20,000 restricted shares of Expedia common stock, vesting contingent upon Mr. Stanger's continued employment with Expedia through the third anniversary of the effective date.

        Mr. Stanger participates in welfare, health and life insurance and pension benefit and incentive programs adopted by Expedia on the same basis as similarly situated executives of Expedia, USA and their respective subsidiaries.

        Severance.    Upon a termination of Mr. Stanger's employment by Expedia without "cause" death or "disability" or by Mr. Stanger for "good reason" (as each term is defined in the agreement), subject to Mr. Stanger's execution and non-revocation of a release, Expedia will continue to pay Mr. Stanger his salary for the remainder of the term, as well as pay his earned but unpaid base salary. In addition, Mr. Stanger will automatically and immediately vest in all of his then outstanding equity-based compensation awards granted on or prior to August 2, 2001, and such options will remain exercisable for twelve months following his date of termination of employment. Mr. Stanger is obligated to use reasonable best efforts to mitigate any severance payable to him.

        Change in Control.    The agreement generally provides that upon a change in control of Expedia, all of Mr. Stanger's Expedia options granted prior to August 2, 2001 and other Expedia equity compensation will vest immediately, and such options will remain exercisable for twelve months from the date of the change in control, notwithstanding any termination of employment.

        Restrictive Covenants.    Pursuant to the agreement, Mr. Stanger is bound by a covenant not to compete with Expedia's businesses (or the businesses of its subsidiaries or affiliates) and a covenant not to solicit Expedia's employees or customers (or the employees or customers of its subsidiaries or affiliates) during the term of his employment and for two years after termination of employment for any reason. In addition, Mr. Stanger agreed not to divulge or disclose any confidential information of Expedia or its affiliates.

        USA, Expedia and Mr. Stanger have reached an understanding to amend Mr. Stanger's employment agreement, which would become effective on the consummation of the merger. The amendment would provide that upon Mr. Stanger's termination of employment for any reason after December 31, 2003, any restricted stock or stock options granted to Mr. Stanger on or before March 19, 2003 by USA or Expedia would continue to vest for 18 months from the date of termination and generally be exercisable for an additional 90 days after that period. Such right to vesting would be in addition to Mr. Stanger's current right to vesting for all Expedia equity awards granted on or before August 2, 2001 in the event his employemnt is terminated without cause or by him for good reason. Any amendment would be subject to approval by Expedia's Compensation Committee. Mr. Stanger is expected to continue in his current role at minimum through 2003 and Expedia, USA and Mr. Stanger are also discussing ongoing roles either at Expedia or elsewhere at USA.

        Employment Agreement with Simon J. Breakwell.    Expedia also entered into an employment agreement with Mr. Simon Breakwell, effective as of February 7, 2002. This agreement has a term of three years.

        Compensation.    The base salary provided to Mr. Breakwell pursuant to the employment agreement is £124,800. Unless otherwise agreed by Expedia and USA, the base salary is subject to further review and may be increased at the discretion of Expedia's chief executive officer, any such increases to be approved by Expedia's compensation committee. Mr. Breakwell is also eligible to receive discretionary annual bonuses.

        Mr. Breakwell is entitled to participate in Expedia stock option grants after August 2, 2001 (except that such options will not accelerate and vest upon termination without "cause" or resignation with "good reason" (as each term is defined in the agreement)).

        Mr. Breakwell participates in welfare, health, and life insurance and pension benefits and incentive programs adopted by Expedia on the same basis as similarly situated executives of Expedia.

        Severance.    Under the agreement, upon a termination of Mr. Breakwell's employment by Expedia without "cause" or a resignation by Mr. Breakwell with "good reason" (as each term is defined in the agreement), Mr. Breakwell will be entitled to: (i) the acceleration and immediate vesting of all unvested Expedia options granted to him on or prior to August 2, 2001, and any attendant warrants granted in connection with the USA acquisition of control of Expedia; and (ii) receive the salary, target bonus and welfare benefits (and any other damages to which he would be entitled) for the remainder of the term, less an offset equal to any amounts earned during the term from other employment, with no obligation to mitigate.

        Restrictive Covenants.    As a condition to entering into the agreement, Mr. Breakwell agreed to a covenant not to compete for a period of one year from the date of termination for any reason. The covenant not to compete applies to general online travel providers. Mr. Breakwell also agreed to a one-year non-solicitation covenant and a standard confidentiality covenant.

        Employment Agreement with Ronald Letterman.    Effective as of January 2002, Expedia entered into an employment agreement with Mr. Letterman setting forth the material terms of his employment. The agreement has a two-year term.

        Compensation.    Mr. Letterman will receive an annual base salary of $225,000 and will be paid a guaranteed bonus of $150,000 for each of the calendar years 2002 and 2003. In addition,

Mr. Letterman will be eligible to receive an annual bonus based on the achievement of certain performance criteria, at a target amount of 40% of Mr. Letterman's base salary (the amount actually awarded to range from 0% to 200% of the target amount).

        Mr. Letterman was awarded options to purchase 20,000 shares of Expedia common stock pursuant to the agreement. In addition, Expedia agreed to reimburse Mr. Letterman for reasonable out-of-pocket expenses actually incurred by Mr. Letterman in performing his duties, a car allowance of $1,500 per month and, for calendar year 2002, an aggregate amount of up to $20,000 in face value of airline tickets or rental car credits.

        Mr. Letterman participates in welfare, health and life insurance and pension benefit and incentive programs adopted by Expedia on the same basis as similarly situated executives of Expedia.

        Severance.    Upon a termination of Mr. Letterman's employment by Expedia without "cause" or by Mr. Letterman for "good reason" (as each term is defined in the agreement), Mr. Letterman will be entitled to receive: his base salary through the second anniversary of the effective date of the agreement or a twelve-month period following his termination, whichever is longer, each guaranteed bonus, to the extent not already paid, and benefits during the twelve-month period following the termination to the extent that he does not receive any such benefits from a subsequent employer during that period.

        Restrictive Covenants.    Pursuant to the agreement, Mr. Letterman is bound by a covenant not to compete with Expedia's businesses (or the businesses of its subsidiaries or affiliates) and not to solicit Expedia's employees or customers (or the employees or customers of its subsidiaries or affiliates) during the term of his employment and for one year after termination of employment for any reason. In addition, Mr. Letterman agreed not to divulge or disclose any confidential information of Expedia or its affiliates.

        Resignation Agreement with Richard Barton.    On February 5, 2003, we entered into a Resignation Agreement with Mr. Barton pursuant to which Mr. Barton agreed to resign from Expedia in all positions effective March 31, 2003. This agreement provides that Mr. Barton will be paid promptly after March 31, 2003 any accrued but unpaid base salary and any compensation previously earned but deferred by Mr. Barton that has not yet been paid. It also provides that, in consideration for a general release of claims by Mr. Barton, Mr. Barton's Expedia stock options and other Expedia equity awards that would have vested pursuant to their normal vesting schedule during 2003 had Mr. Barton remained employed by Expedia through the end of 2003 will vest on March 31, 2003 and, in the case of vested Expedia stock options, will remain exercisable until March 31, 2004. Mr. Barton's vested Expedia warrants will remain exercisable through their scheduled expiration dates.

        Employment Agreement with Richard Barton.    Effective as of February 4, 2002, Expedia entered into an employment agreement with Mr. Barton setting forth the material terms of his employment. Pursuant to the agreement, Mr. Barton served as chief executive officer of Expedia and served as a member of the Expedia board of directors. This employment agreement was superseded by the resignation agreement described above, other than the restrictive covenants described below.

        Restrictive Covenants.    Mr. Barton is bound by a covenant not to compete with Expedia's business (or any of its subsidiaries or affiliates) during the term of his employment and for two years after termination of employment for any reason; but if the non-compete period extends beyond the severance period (under circumstances in which Mr. Barton had been entitled to severance pay), Expedia will pay Mr. Barton $100,000 per year (pro rated on a monthly basis) to the extent Expedia determines to continue the non-compete period beyond the period in which Mr. Barton is eligible to receive severance. In addition, Mr. Barton will be bound by a two-year covenant not to solicit Expedia's employees or customers (or any of its subsidiaries or affiliates) and a confidentiality covenant.

Other Employment Agreements with Expedia Executive Officers

        Expedia has entered into employment agreements with the following other executive officers: Mark S. Britton, Senior Vice President, General Counsel and Secretary; Michael Day, Senior Vice President, Operations; and Kathleen K. Dellplain, Senior Vice President, Human Resources. The agreements became effective on February 4, 2002 and have three-year terms.

        Compensation.    Under these agreements, each executive is entitled to a base salary and discretionary annual bonus and is entitled to participate in welfare, health, life insurance, pension benefit and incentive programs maintained by Expedia on the same basis as similarly situated executives of Expedia. In addition, each executive is eligible for stock option grants.

        Severance.    Upon a termination of the executive's employment by Expedia other than for "cause", death or "disability" or a resignation by the executive for "good reason" (as each term is defined in the agreement), Expedia will continue to pay the executive his or her base salary and target bonus for the remainder of the three-year term, and Expedia will continue to provide benefits to the executive for the remainder of the term that the executive would have received had he or she remained employed with Expedia for the remainder of the term. Although the executives are not obligated to mitigate, their severance will be reduced by any compensation they earn in the event that they become employed during the remainder of the term.

        In addition, any equity awards granted to Mr. Day and Ms. Dellplain on or prior to August 2, 2001, and any attendant warrants granted to them in connection with the merger transaction between USA, Microsoft and Expedia will immediately vest upon their termination of employment by Expedia other than for "cause", death or "disability" or a resignation by the executive for "good reason". Pursuant to a separate arrangement, all equity-based compensation awards held by Mr. Britton will automatically be accelerated upon the consummation of the merger.

Compensation of Members of the Special Committee

        Each of the members of the special committee has been compensated for serving as a member of the special committee. This compensation was authorized by the Expedia board of directors in order to compensate the members of the special committee for the significant additional time commitment that was required of them in connection with fulfilling their duties and responsibilities as members of the special committee and was paid without regard to whether the special committee recommended a transaction with USA or whether a transaction with USA is completed. Each of Messrs. Breitling, Hoag, Hundt, and Maffei received $10,000 per month of active service on the special committee, or $    •    , during the year ended December 31, 2002. In addition, with respect to 2003, each member of the special committee will receive $1,500 for each special committee meeting attended and Mr. Hoag, as the chairman of the special committee, will receive an additional fee of $5,000 paid in equal quarterly installments.

Indemnification and Insurance

        The merger agreement includes provisions relating to indemnification and insurance for directors, officers and employees of Expedia. See "The Merger Agreement—Covenants—Indemnification; Insurance."

        It is currently contemplated that Expedia will enter into separate indemnification agreements with those of its directors who are not employees or officers of Expedia and/or directors or officers of USA. As currently contemplated, these agreements would require Expedia, among other things, to indemnify these directors against certain liabilities that arise by reason of their status or service as directors in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director of Expedia, subject to certain limitations consistent with Washington law. The indemnification agreements would also set forth certain procedures that would apply in the event of a claim for indemnification.

THE MERGER AGREEMENT

        This section of the proxy and information statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy and information statement/prospectus and is incorporated herein by reference. We urge Expedia shareholders to read the merger agreement carefully in its entirety.

General Terms of the Merger Agreement

        On March 18, 2003, USA, Expedia and Equinox Merger Corp. entered into an Agreement and Plan of Merger, or the merger agreement. The merger provided for by the merger agreement will become effective upon the filing of properly executed articles of merger with the Secretary of State of the State of Washington in accordance with the WBCA. We refer to the effective time of the merger in this document as the effective time.

        At the effective time, Equinox Merger Corp. will be merged with and into Expedia, with Expedia surviving as a wholly owned subsidiary of USA, and the separate existence of Equinox Merger Corp. will cease. We sometimes refer to Expedia following the completion of the merger as the surviving corporation. At the effective time, the articles of incorporation of the surviving corporation will be amended and restated in their entirety in accordance with a form agreed to between USA and Expedia, and the bylaws of Equinox Merger Corp. will become the bylaws of Expedia. Also at the effective time, the directors of Equinox Merger Corp. will become the initial directors of the surviving corporation and the officers of Expedia will continue as the officers of the surviving corporation.

Treatment of Securities in the Merger

  Expedia Shares

        At the effective time, each share of Expedia common stock and Expedia Class B common stock issued and outstanding immediately prior to the effective time (other than shares of Expedia common stock and Expedia Class B common stock held by Expedia shareholders who properly demand dissenters' rights in accordance with the WBCA), will, subject to anti-dilution adjustment of the exchange ratio, be automatically converted into the right to receive 1.93875 fully paid and nonassessable shares of USA common stock, referred to as the merger consideration. At the effective time, shares of Expedia common stock and Expedia Class B common stock will no longer be outstanding, and will automatically be canceled and retired and will cease to exist, and each certificate previously representing any such shares will thereafter represent only the right to receive the shares of USA common stock to be issued as consideration upon the surrender of those certificates, without interest. No fractional shares of USA common stock will be issued; instead, a cash payment will be made to the holders of shares of Expedia common stock and Expedia Class B common stock who would otherwise be entitled to receive a fractional share of USA common stock. See "—Cash Instead of Fractional Shares." However, any holder of shares of Expedia common stock or Expedia Class B common stock that would otherwise be entitled to receive the merger consideration may elect to waive the issuance of the merger consideration with regard to such holder's shares of Expedia common stock and Expedia Class B common stock. In that case, the holder's shares of Expedia common stock and Expedia Class B common stock will be cancelled and retired and cease to exist as of the effective time and no shares of USA common stock will be issued in respect thereof. USA has already waived issuance of the merger consideration in respect of all of the outstanding shares of Expedia common stock and Expedia Class B common stock held by USA immediately prior to the effective time.

        If, between the date of the merger agreement and the effective time, the outstanding shares of USA common stock, Expedia common stock or Expedia Class B common stock are changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split-up, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, USA common stock, Expedia common stock or Expedia Class B common stock), stock combination, exchange of shares, readjustment or otherwise, as the case may be, then the exchange ratio will be correspondingly adjusted.

        At the effective time, each outstanding share of common stock, par value $0.01 per share, of Equinox Merger Corp., or Equinox Merger Corp. common stock, will be automatically converted into one share of common stock of the surviving corporation, or surviving corporation common stock. Because USA is the sole holder of all shares of Equinox Merger Corp. common stock, USA will be the sole holder of all outstanding shares of surviving corporation common stock.

  Expedia Stock Options and Other Equity-Based Awards

        At the effective time, each outstanding option to purchase shares of Expedia common stock granted under Expedia's employee and director stock plans, whether vested or unvested, will be automatically converted at the effective time into an option to purchase shares of USA common stock, in a number determined by multiplying the number of Expedia shares that could have been purchased under the Expedia option immediately prior to the effective time by 1.93875, the exchange ratio, rounded to the nearest whole number of shares of USA common stock. The exercise price per share of these options will equal the per-share exercise price of the corresponding Expedia option divided by the exchange ratio. These converted USA options will be subject to the same terms and conditions as the corresponding Expedia options. However, in the case of any Expedia stock option to which Section 421 of the Code applies immediately prior to the effective time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of USA common stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. At the effective time, each outstanding right to receive shares of Expedia common stock or benefits measured by the value of a number of shares of Expedia common stock, whether contingent or accrued, and each award consisting of shares of Expedia common stock granted under the Expedia stock plans (including restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than Expedia stock options, whether vested or unvested, will be converted into a right or award with respect to USA common stock. These USA stock-based awards will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding Expedia stock-based award. The number of shares of USA common stock subject to each such USA stock-based award will be equal to the number of Expedia shares subject to the Expedia stock-based award immediately prior to the effective time multiplied by the exchange ratio, rounded to the nearest whole number of shares of USA common stock. All dividend equivalents credited to the account of each holder of an Expedia stock-based award as of the effective time will remain credited to such holder's account immediately following the effective time, subject to adjustment in accordance with the foregoing. USA has agreed to deliver notice to the holders of Expedia stock options and stock-based awards, as soon as practicable after the effective time, stating that Expedia's stock options and stock-based awards and agreements have been assumed by USA.

        USA will reserve for issuance a number of shares of USA common stock at least equal to the number of shares of USA common stock that will be subject to USA stock options and stock-based awards as a result of these actions. USA has agreed to file a registration statement on Form S-8 or another appropriate registration statement covering the shares of USA common stock underlying the assumed options and assumed stock-based awards as soon as practicable after the effective time and to keep that registration statement current and effective for so long as the assumed options and restricted stock awards remain outstanding.

  Expedia Warrants

        As described below, at the effective time of the merger, all outstanding and unexercised Expedia warrants to purchase Expedia common stock will either remain outstanding as Expedia warrants and become exercisable solely for shares of USA common stock or be converted into warrants of USA to acquire shares of USA common stock.

        Expedia Shareholder Warrants.    In connection with the USA acquisition of control, 0.1920 of an Expedia shareholder warrant was issued for each share of Expedia common stock outstanding immediately prior to the closing of the USA acquisition of control. At the effective time of the merger, each Expedia shareholder warrant will be converted into a USA warrant that is expected to be listed on the Nasdaq National Market to the extent eligible for listing (referred to in the document as listed USA amounts). Each Expedia shareholder warrant following the merger will be converted into a listed USA warrant which will have, and be subject to, substantially the same terms and conditions that were applicable to the Expedia shareholder warrant prior to the merger, except that the number of shares of USA common stock subject to each such warrant will be 1.93875 shares of USA common stock, and (b) the exercise price will be equal to $13.41. All listed USA warrants are expected to be listed on the Nasdaq National Market to the extent eligible for listing.

        Expedia Compensatory Warrants.    In connection with the USA acquisition of control, 0.1920 of an Expedia compensatory warrant was issued for each vested and unvested option to acquire shares of Expedia common stock held by certain Expedia employees. At the effective time, each Expedia compensatory warrant, whether vested or unvested, will be converted into a listed USA warrant which will have, and be subject to, substantially the same terms and conditions that were applicable to the Expedia compensatory warrant prior to the merger, including the same vesting schedule, except that (a) the number of shares of USA common stock subject to each such warrant will be 1.93875 shares of USA common stock, and (b) the exercise price will be equal to $13.41.

        All Other Expedia Warrants.    All other outstanding Expedia warrants to purchase shares of Expedia common stock will, pursuant to the terms of the underlying warrant agreement, either remain outstanding as Expedia warrants and become exercisable solely for shares of USA common stock, or be converted into warrants of USA to acquire shares of USA common stock, which will have, and be subject to, the substantially the same terms and conditions that were applicable to such Expedia warrant immediately prior to the merger, except that (a) the number of shares of USA common stock subject to each such warrant will be equal to the product of the number of shares of Expedia common stock subject to such Expedia warrant immediately prior to the effective time multiplied by the exchange ratio of 1.93875, rounded to the nearest whole number of shares of USA common stock, and (b) the exercise price with respect to each such warrant (rounded to the nearest cent) will be equal to the per share exercise price specified in such Expedia warrant divided by the exchange ratio.

  Termination of Expedia ESPP

        As of the date of the merger agreement, Expedia had taken all necessary actions to provide that only those of its employees and its subsidiaries' employees who enrolled for the current offering period, which commenced on January 1, 2003, under Expedia's 1999 Amended and Restated Employee Stock Purchase Plan, known as the ESPP, prior to the date of the merger agreement will be eligible to participate in the current offering period. Expedia had also taken all necessary actions to provide that the ESPP will be terminated on the last day of the current offering period.

        In the event the effective time occurs prior to July 1, 2003, the following will occur. Each outstanding option to purchase shares of Expedia common stock under the ESPP for the current offering will, at the effective time, be converted into a right to purchase shares of USA common stock, on the same terms and conditions as before. Also, the purchase price per share under the ESPP shall be the lesser of (A) 85% of the "fair market value" (as defined in the ESPP) of Expedia common stock on the "offering date" (as defined in the ESPP) divided by the exchange ratio (rounded up to the nearest whole cent) or (B) 85% of the fair market value of USA common stock on the last business day of the offering. However, the purchase price and the terms and conditions of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code. Finally, the maximum number of shares issuable under the ESPP will be adjusted by multiplying such amount by the exchange ratio, rounded down to the nearest whole share.

Exchange of Certificates

  Exchange Agent

        USA has appointed The Bank of New York to be the exchange agent under the merger agreement. The exchange agent will accept certificates for shares of Expedia common stock and/or Expedia Class B common stock, each an Expedia certificate, and exchange them for certificates representing shares of USA common stock and cash instead of fractional shares of USA common stock.

  Exchange Procedures

        Prior to the effective time, USA will deposit with the exchange agent, for the benefit of the holders of shares of Expedia common stock and Expedia Class B common stock, certificates representing the shares of USA common stock issuable in the merger.

        As soon as practicable after the effective time, the exchange agent will mail to each holder of record of an Expedia certificate, a letter of transmittal and instructions for exchanging their Expedia certificates for the merger consideration. After receipt of the transmittal forms, each holder of an Expedia certificate will be able to surrender his or her Expedia certificate to the exchange agent, and the holder of an Expedia certificate will receive in exchange certificates representing that number of whole shares of USA common stock to which the holder of the Expedia certificate is entitled, together with any cash which may be payable instead of fractional shares of USA common stock and any dividends or other distributions with respect to USA common stock having a record date and paid after the effective time. In the event of a transfer of ownership of shares of Expedia common stock or Expedia Class B common stock which is not registered on the transfer records of Expedia, a certificate representing the proper number of shares of USA common stock, any cash instead of fractional shares of USA common stock and applicable dividends and distributions may be issued and paid to a transferee if the Expedia certificate representing the applicable Expedia shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The consideration to be issued in the merger will be delivered by the exchange agent as promptly as practicable following surrender of an Expedia certificate and any other required documents. No interest will be payable on the merger consideration, regardless of any delay in making payments.

  Dividends and Other Distributions

        Holders of shares of Expedia common stock and Expedia Class B common stock will not be entitled to receive any dividends or distributions payable by USA in respect of USA common stock until they exchange their Expedia certificates for shares of USA common stock. After they deliver their Expedia certificates to the exchange agent, those shareholders will receive, subject to applicable law, the amount of dividends or other distributions on USA common stock having a record date after the effective time previously paid and, at the appropriate payment date, the amount of dividends or other distributions on USA common stock with a record date after the effective time and a payment date after the surrender of such Expedia certificates, without interest.

  Cash Instead of Fractional Shares

        No fractional shares of USA common stock will be issued upon the surrender of Expedia certificates. No dividend or distribution will relate to any fractional share of USA common stock that would otherwise be issuable in the merger, and those fractional shares of USA common stock will not entitle the owner thereof to any voting rights of a USA shareholder.

        Holders of shares of Expedia common stock and Expedia Class B common stock otherwise entitled to fractional shares of USA common stock, if any, will receive a cash payment instead of the fractional shares of USA common stock they would otherwise be entitled to upon surrender of all of their Expedia certificates. Following completion of the merger, the exchange agent will determine the excess of the number of whole shares of USA common stock delivered to the exchange agent by USA for distribution to Expedia shareholders over the aggregate number of whole shares of USA common stock to be distributed to Expedia shareholders. The exchange agent will then, on behalf of the former Expedia shareholders, sell the excess shares of USA common stock at the then-prevailing prices on the over the counter market, in the manner provided for in the merger agreement, and make the proceeds available for distribution to the former holders of shares of Expedia common stock and Expedia Class B common stock otherwise entitled to fractional shares of USA common stock upon surrender of their Expedia certificates.

  Dissenting Shares

        Shares of Expedia common stock and Expedia Class B common stock which are outstanding immediately prior to the effective time and are held by shareholders who have demanded appraisal rights with respect to their shares of Expedia common stock and Expedia Class B common stock in accordance with the WBCA will not be converted into the right to receive shares of USA common stock in the merger, except that any shares of Expedia common stock or Expedia Class B common stock held by an Expedia shareholder seeking appraisal rights who thereafter withdraws his or her demand for appraisal of their shares or loses the right to appraisal as provided under Washington law will be deemed to have been converted into the merger consideration at the effective time, without interest. All payments to holders of shares of Expedia common stock and Expedia Class B common stock validly exercising appraisal rights will be paid by Expedia out of Expedia's own funds, and no funds will be supplied directly or indirectly by USA for that purpose.

  Miscellaneous

        Any amount held by the exchange agent on behalf of the former holders of shares of Expedia common stock and Expedia Class B common stock that remains undistributed to the former Expedia shareholders for 12 months after the effective time will be delivered to USA, upon demand. Following such delivery, former Expedia shareholders that have not validly exchanged Expedia certificates for the merger consideration will be required to look only to USA for payment of the merger consideration.

        None of the exchange agent, USA, Equinox Merger Corp. or Expedia will be liable to any holder of shares of Expedia common stock or Expedia Class B common stock or shares of USA common stock, as the case may be, for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        If an Expedia certificate has been lost, stolen or destroyed, the exchange agent will issue the USA common stock, cash instead of fractional shares of USA common stock and unpaid dividends and distributions on shares of USA common stock payable under the merger agreement upon receipt of an affidavit with respect to that loss, theft or destruction and a reasonable indemnity.

Representations and Warranties

        In the merger agreement, Expedia and USA make representations and warranties to each other about their respective companies related to, among other things:

  •
  corporate organization and qualification to do business;

  •
  capital structure;

  •
  corporate authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;

  •
  approval of the merger agreement by the special committee and Expedia's board of directors, and by USA's board of directors;

  •
  absence of a breach of organizational documents, laws or certain material agreements as a result of the merger agreement and the merger;

  •
  required governmental consents and approvals;

  •
  compliance with laws;

  •
  documents filed with the SEC and the financial statements included in those documents;

  •
  information supplied for use in this proxy and information statement/prospectus;

  •
  payment of fees to finders, brokers or investment bankers in connection with the merger;

  •
  tax matters; and

  •
  absence of undisclosed litigation.

        Expedia also made additional representations and warranties to USA related to, among other things:

  •
  the fairness opinion of the financial advisor to the special committee; and

  •
  employee benefit plans.

        USA also made additional representations and warranties to Expedia related to, among other things:

  •
  corporate organization and qualification to do business of Equinox Merger Corp.;

  •
  capital structure of Equinox Merger Corp.;

  •
  authority of Equinox Merger Corp. to enter into, and carry out the obligations under, the merger agreement, and the enforceability of the merger agreement;

  •
  absence of breach of Equinox Merger Corp.'s organizational documents as a result of the merger agreement and the merger;

  •
  required governmental consents and approvals relating to Equinox Merger Corp.;

  •
  operations of Equinox Merger Corp.; and

  •
  USA's ownership of shares of Expedia common stock and Expedia Class B common stock.

        The representations and warranties given by Expedia and USA do not survive completion of the merger.

Covenants

        The merger agreement contains customary covenants as well as specific covenants relating to the conduct of the respective parties' businesses pending completion of the merger.

  Conduct of Business Prior to the Merger

        Expedia has agreed (as to itself and its subsidiaries) that, prior to the completion of the merger or termination of the merger agreement, except as contemplated by the merger agreement or with respect to matters approved by Expedia's board of directors (unless the Expedia directors who are also executive officers of USA either voted against or abstained from voting with respect to such conduct), Expedia and its subsidiaries will conduct their respective businesses in the ordinary and usual course consistent with past practice, including, without limitation, consulting with, advising and obtaining the approval of USA, in each case consistent with past practice. In addition, among other things and subject to certain exceptions, Expedia has agreed (as to itself and its subsidiaries) that, without USA's prior consent, it will not take any of the following actions prior to the completion of the merger or the termination of the merger agreement:

  •
  declare or pay any dividends or make other distributions;

  •
  split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

  •
  repurchase, redeem or otherwise acquire any of its capital stock;

  •
  issue, deliver, pledge, encumber or sell any of its capital stock, convertible securities, or rights, warrants or options to acquire any capital stock or convertible securities, or amend the terms of any such securities;

  •
  amend its articles of incorporation, bylaws or other organizational documents;

  •
  take any action that would reasonably be expected to result in any of the conditions to completion of the merger contained in the merger agreement not being satisfied;

  •
  merge or consolidate with, or acquire assets or capital stock of, any other person other than in the ordinary course;

  •
  incur any indebtedness for money borrowed or guarantee any indebtedness for money borrowed by another person, or increase the indebtedness for money borrowed outstanding under any agreement existing on March 18, 2003 relating to indebtedness for money borrowed;

  •
  make any capital expenditures, other than specified expenditures which have been previously approved by USA and Expedia (including as provided in Expedia's then existing budget) or in the ordinary course, consistent with past practice and consistent with operating practices currently in place between Expedia and USA;

  •
  except as may be required by changes in applicable law or regulation or U.S. generally accepted accounting principles, change any method, practice or principle of accounting, or change in any material respect its methods of reporting income and deductions for United States federal income tax purposes;

  •
  enter into any new employment agreements, or increase the compensation of any officer or director of Expedia or any senior executive of any of Expedia's subsidiaries or operating units, other than as required by law or agreements in effect on March 18, 2003;

  •
  amend in any material respect any of the agreements referred to in the preceding bullet, or use its discretion to amend any Expedia benefit plan or accelerate the vesting or any payment under any Expedia benefit plan;

  •
  enter into any transaction with any current or former officer or director of Expedia or any senior executive of any of Expedia's subsidiaries or operating units;

  •
  settle or compromise any material litigation or other disputes or proceedings; or

  •
  authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        USA has agreed (as to itself and its subsidiaries) that, prior to the completion of the merger or the termination of the merger agreement, except as contemplated by the merger agreement or the agreements described in USA's definitive proxy statement, dated March 25, 2002 (which is incorporated by reference into this document) or any report, schedule, registration statement or definitive proxy statement filed by USA with the SEC on or after January 1, 2002 and prior to the date of the merger agreement, without the prior written consent of Expedia, USA will not take any action that would reasonably be expected to result in any of the conditions to completion of the merger contained in the merger agreement not being satisfied.

  Company Shareholder Approval

        Expedia has agreed to hold a meeting of its shareholders on or before August 1, 2003, referred to as the shareholders' meeting, for the purpose of obtaining approval of the merger agreement by the holders of a majority of the voting power of the outstanding Expedia common stock and Expedia Class B common stock, voting together as a single class. The Expedia board of directors has also agreed to recommend adoption of the plan of merger by the Expedia shareholders and not to withdraw, modify or qualify the recommendation in any manner adverse to USA or take any action or make any statement inconsistent with the recommendation; provided that the Expedia board of directors will not recommend the approval of the merger agreement and the transactions contemplated thereby without the approval of the special committee.

        USA has agreed to appear in person or by proxy at the shareholders' meeting so that all shares of Expedia owned by USA are counted for the purpose of obtaining a quorum, and to vote to adopt the merger with respect to all such shares. USA has also agreed that, if the merger agreement is amended and such amendment is approved by the boards of directors of both USA and Expedia or if a subsequent consent is deemed necessary to consummate the merger and the other transactions contemplated by the merger agreement, then USA will, at a meeting of Expedia's shareholders at which any proposal to adopt the amended merger agreement is proposed, cause all Expedia shares owned by it to appear at such meeting so that all such Expedia shares are counted for purposes of obtaining a quorum and to vote such Expedia shares to adopt the amended merger agreement. In addition, USA has agreed to vote against any proposal that is contrary to the adoption of the merger agreement and the transactions contemplated by the merger agreement.

  Nasdaq Quotation

        USA has agreed to use its reasonable best efforts to cause the shares of USA common stock issuable in the merger (including the shares of USA common stock reserved for issuance with respect to Expedia stock options, Expedia stock-based awards and listed Expedia warrants) to be eligible for quotation on the Nasdaq National Market (or other national market or exchange on which USA common stock is then traded or quoted) prior to the effective time.

  Indemnification; Insurance

        USA has agreed to cause the surviving corporation to maintain in effect, for the benefit of individuals who at or prior to the effective time were directors or officers of Expedia, the provisions regarding indemnification and exculpation of officers and directors (including with respect to advancement of expenses) contained in Expedia's articles of incorporation and bylaws as of March 18, 2003, and has agreed not to amend, modify or otherwise repeal those provisions for a period of six years from the effective time in any manner that would adversely affect the rights of those individuals under the relevant provisions (unless a modification is required by applicable law and then only to the minimum extent required or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder). If claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) in respect of such claims shall continue, without diminution, until disposition of all such claims.

        Under the merger agreement, the surviving corporation is required to, and USA has agreed to cause the surviving corporation to, to the maximum extent permitted under applicable law, provide to Expedia's directors and officers as of March 18, 2003, the maximum indemnification protection (including with respect to advancement of expenses, including advancing expenses as incurred) permitted under the WBCA for a period of six years after the effective time. If claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) in respect of such claims shall continue, without diminution, until disposition of all such claims.

        Under the merger agreement, the surviving corporation is also required to, and USA has agreed to cause the surviving corporation to, assume, honor and fulfill the obligations of Expedia under any indemnification agreements, including those contained in employment agreements with Expedia's directors, officers and other employees (if any) existing at the effective time. In addition, USA has agreed to provide, or to cause the surviving corporation to provide, for a period of not less than six years after the effective time, Expedia's current and former directors and officers who were covered by Expedia's insurance and indemnification policy on March 18, 2003 with an insurance and indemnification policy (including, without limitation, by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the effective time that is no less favorable than Expedia's policy in existence on March 18, 2003, or, if substantially equivalent insurance coverage is unavailable, the most advantageous directors and officers insurance policy obtainable for an annual premium equal to 200% of the annual premium being paid by Expedia for such insurance as of March 18, 2003, calculated on the basis of a fair allocation of the portion of the premium if USA arranges for coverage on a group basis.

        In the event that USA, the surviving corporation or any of their successors or assigns consolidates with or merges into another person and is not the continuing or surviving entity, or transfers or conveys all or substantially all of its properties and assets to another person, proper provision will be made so that the successors and assigns of such party will assume the obligations regarding indemnification and insurance described above.

  Employee Matters

        From and after the effective time, USA has agreed to cause the surviving corporation to fulfill all written employment, severance, termination, consulting and retirement agreements and severance plans, as in effect on March 18, 2003, to which Expedia or any of its subsidiaries is a party, pursuant to the terms of those agreements and applicable law.

  Additional Covenants

        Expedia and USA have agreed to other customary covenants in the merger agreement, including, among other things, with respect to:

  •
  access to information, and confidential treatment of that information;

  •
  the preparation of this proxy and information statement/prospectus and the registration statement of which this proxy and information statement/prospectus is a part;

  •
  the taking of specified actions to facilitate completion of the merger and the other transactions contemplated by the merger agreement, and the taking of additional actions after the effective time that are necessary or desirable to carry out the purposes of the merger agreement;

  •
  the obtaining of any consents or approvals necessary in order to complete the merger and the other transactions contemplated by the merger agreement;

  •
  notification to the other parties to the merger agreement of specified matters prior to completion of the merger;

  •
  the agreement not to take actions that would jeopardize qualification of the merger as a reorganization under United States tax laws, and to employ reasonable efforts to obtain tax opinions of counsel;

  •
  public announcements related to the merger and the other transactions contemplated by the merger agreement;

  •
  participation in shareholder litigation; and

  •
  actions to exempt the acquisition and disposition of securities in connection with the merger under Rule 16b-3 under the Exchange Act.

Conditions to the Merger

        The respective obligations of USA and Expedia to effect the merger are subject to the satisfaction or waiver of a number of customary conditions before completion of the merger, including:

  •
  20 business days having elapsed from the date on which this proxy and information statement/prospectus is first mailed to Expedia shareholders, and a majority of the Expedia common stock and Expedia Class B common stock, voting together as a single class, having approved the merger agreement;

  •
  the registration statement on Form S-4 covering the shares of USA common stock to be issued in the merger, of which this proxy and information statement/prospectus is a part, having been declared effective and not being the subject of any stop order or proceeding by the SEC seeking a stop order;

  •
  all material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity, if any, necessary for the completion of the merger having been filed, expired or been obtained, except where the failure to so file, obtain or expire would not reasonably be expected to have a material adverse effect on Expedia or USA;

  •
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the merger being in effect; no proceeding brought by any supranational, national, state, municipal or local government, foreign or domestic, or any instrumentality, subdivision, court, administrative agency or commission or other authority of such a government, or any quasi-governmental body being pending or threatened; and there not being any action taken, or any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the merger illegal or prevents or prohibits the merger;

  •
  the shares of USA common stock issuable to Expedia's shareholders pursuant to the merger (including the shares of USA common stock reserved for issuance with respect to Expedia stock options and Expedia stock-based awards) having been authorized for quotation on the Nasdaq Stock Market (or other national market or exchange on which USA common stock is then traded or quoted), upon official notice of issuance;

  •
  the representations and warranties of the other party contained in the merger agreement (i) relating to information provided for inclusion in the registration statement to which this proxy and information statement/prospectus is a part are true and correct as of the closing date of the merger, (ii) relating to the capitalization of such party are true and correct as of the closing date or the date of the merger agreement (except for inaccuracies that are not significant in amount) and (iii) without regard to any materiality or material adverse effect qualification, being true and correct as of the date of the merger agreement, except to the extent that the failure of the representations and warranties of such other party be to true and correct, in the aggregate, would not have a material adverse effect on such other party;

  •
  the performance in all material respects by the other party of its respective obligations and covenants, taken as a whole, required to be performed by such party under the merger agreement prior to or as of the closing date;

  •
  the receipt of certificates signed by a senior executive officer of the other party certifying to the accuracy of such party's representations and warranties and the performance by such party of its obligations, in each case as described above; and

  •
  USA having received a written opinion from Wachtell Lipton, dated the date the merger is completed, and Expedia having received a written opinion from Shearman & Sterling, dated the date the merger is completed, regarding the treatment of the merger as a "reorganization" within the meaning of Section 368(a) of the Code, as amended.

        As used in the merger agreement, "material adverse effect" with respect to any party means any change, event or effect that is materially adverse to the business, financial condition or results of operations of such party and its subsidiaries taken as a whole.

        The definition of "material adverse effect" excludes:

  •
  changes in economic or regulatory conditions in the industries in which the applicable party carries on its business as of the date of the merger agreement and changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, and

  •
  changes resulting from the announcement of the merger.

        With respect to Expedia, the definition of "material adverse effect" also excludes:

  •
  changes or effects resulting from any matter expressly approved by the board of directors of Expedia, unless a majority of the directors of Expedia who are also executive officers of USA either voted against or abstained from voting on the matter, and

  •
  changes resulting from any other public announcement of USA (to the extent not covered in any other public announcement of Expedia or based upon information provided to USA by Expedia).

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the effective time, whether or not Expedia and USA shareholders have approved the merger, by:

  •
  mutual written consent, duly authorized by Expedia's board of directors and USA's board of directors;

  •
  by either USA or Expedia if the merger has not been completed by October 15, 2003, provided that a party cannot terminate the merger agreement if such party's actions or failure to act caused or resulted in the failure of the merger to occur by October 15, 2003 and such actions or failure to act constitute a breach of the merger agreement;

  •
  by either USA or Expedia if a court of competent jurisdiction or other governmental entity issues an order, decree or ruling (which is final and nonappealable), or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting completion of the merger; and

  •
  by either USA or Expedia if the other party breaches any of its representations, warranties, covenants or agreements contained in the merger agreement such that the conditions relating to the accuracy of that party's representations and the performance of that party's obligations have become incapable of fulfillment, and the breach has not been waived by the party seeking to terminate as a result of such breach.

Amendment; Waiver

  Amendment

        The merger agreement may be amended by USA and Expedia prior to the effective time by an instrument in writing signed by USA and Expedia. In addition, after approval of the merger agreement by Expedia's and USA's shareholders, no amendment may be made which requires further approval of Expedia's and USA's shareholders without such further approval.

  Waiver

        At any time prior to the effective time, USA and Expedia may, in writing, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any extension or waiver on behalf of Expedia will be taken only upon the approval of the special committee.

Fees and Expenses

        All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses, whether or not the merger is completed. Expedia is permitted to and will pay the fees and expenses of their financial, legal and other advisors on the day the merger is completed.

Special Committee Approval

        Prior to the effective time, any determination to be made or action to be taken by Expedia under the merger agreement will be made and taken only upon the approval of the special committee of the board of directors of Expedia.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF USA

        In the tables below, we provide you with unaudited pro forma combined condensed financial information for USA giving effect to the following transactions:

  •
  USA's acquisition of a controlling interest in Expedia completed on February 4, 2002 (the Expedia transaction),

  •
  USA's contribution of the USA Entertainment Group to VUE, a new joint venture controlled by Vivendi, completed on May 7, 2002 (the VUE transaction),

  •
  the exchange by Liberty of its shares of Home Shopping Network, Inc. for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock completed on June 27, 2002 (the Holdco exchange),

  •
  the merger of Ticketmaster with a wholly owned subsidiary of USA completed on January 17, 2003 (the Ticketmaster merger),

  •
  the proposed merger of Expedia with a wholly owned subsidiary of USA (the Expedia merger), and

  •
  the proposed merger of Hotels.com with a wholly owned subsidiary of USA (the Hotels merger).

        The results of the USA Entertainment Group are presented as discontinued operations in the historical financial statements of USA, and therefore have been excluded from the unaudited pro forma combined condensed financial statements of USA.

        The unaudited pro forma combined condensed financial statements of USA reflect some assumptions regarding the transactions and are based on the historical financial statements of USA. The unaudited pro forma combined condensed financial statements of USA, including the notes accompanying them, are qualified in their entirety by reference to, and should be read in conjunction with, USA's audited financial statements, including the notes accompanying them, which have been filed with the SEC.

        The unaudited pro forma combined condensed balance sheet as of December 31, 2002 gives effect to the Ticketmaster merger, the Expedia merger and the Hotels merger as if they occurred on December 31, 2002. All other transactions described above have been reflected in the historical balance sheet as of December 31, 2002.

        The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2002 reflects USA's audited statements of operations for the year ended December 31, 2002, adjusted for the pro forma effects of the Expedia transaction, the VUE transaction, the Holdco exchange, the Ticketmaster merger, the Expedia merger and the Hotels merger as if those transactions had occurred on January 1, 2002.

        USA is in the process of evaluating the fair value of the assets and liabilities of Ticketmaster acquired in the Ticketmaster merger and the assets and liabilities of Expedia and Hotels.com to be acquired in the Expedia and Hotels mergers, respectively, including the allocation of merger consideration to intangibles other than goodwill. Accordingly, this purchase accounting information is preliminary and has been made solely for the purpose of developing the unaudited pro forma combined condensed financial information contained in the following pages.

        The unaudited pro forma combined condensed balance sheet and statement of operations are neither necessarily indicative of the results of operations or financial position that would have been reported had these transactions occurred on January 1, 2002 nor are they necessarily indicative of USA's future financial results of operations.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Balance Sheet
December 31, 2002
(In thousands)

	USA Historical	Ticketmaster Merger(1)	Expedia Merger(2)	Hotels Merger(3)	Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$3,077,410	—	—	—	3,077,410
Restricted cash	40,696	—	—	—	40,696
Marketable securities	849,762	—	—	—	849,762
Accounts and notes receivable, net	310,811	—	—	—	310,811
Inventories, net	197,584	—	—	—	197,584
Other	145,959	—	—	—	145,959

Total current assets	4,622,222	—	—	—	4,622,222
Property, plant and equipment, net	431,455	—	—	—	431,455
Intangible assets including goodwill, net	7,255,912	524,479	3,377,131	796,793	11,954,315
Cable distributions fees, net	167,249	—	—	—	167,249
Long-term investments	1,582,182	—	—	—	1,582,182
Preferred interest exchangeable for common stock	1,428,530	—	—	—	1,428,530
Deferred charges and other	175,563	—	—	—	175,563

Total assets	$15,663,113	$524,479	$3,377,131	$796,793	$20,361,516

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$24,957	$—	$—	—	$24,957
Accounts payable, accrued and other current liabilities	329,467	—	—	—	329,467
Accounts payable, client accounts	131,348	—	—	—	131,348
Cable distribution fees payable	39,107	—	—	—	39,107
Deferred revenue	264,902	—	—	—	264,902
Other accrued liabilities	751,675	—	—	—	751,675

Total current liabilities	1,541,456	—	—	—	1,541,456
Long-term obligations, net of current maturities	1,211,145	—	—	—	1,211,145
Other long-term liabilities	91,012	—	—	—	91,012
Deferred income taxes	2,385,006	92,622	138,099	—	2,615,727
Minority interest	1,074,501	(441,320)	(209,979)	(382,074)	41,128
Common stock exchangeable for preferred interest	1,428,530	—	—	—	1,428,530
Shareholders' equity	7,931,463	873,177	3,449,011	1,178,867	13,432,518

Total liabilities and shareholders' equity	$15,663,113	$524,479	$3,377,131	$796,793	$20,361,516

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Year Ended December 31, 2002
(In thousands, except per share data)

	USA Historical	Expedia Historical(4)	Expedia Pro Forma Adjustments		VUE Pro Forma Adjustments		Holdco Exchange		Ticketmaster Merger		Expedia Merger		Hotels Merger		Pro Forma Combined
NET REVENUES:
HSN-US	$1,611,184	$—	$—		$—		$—		$—		$—		$—		$1,611,184
Ticketing	655,249	—	—		—		—		—		—		—		655,249
Match.com	125,239	—	—		—		—		—		—		—		125,239
Hotels.com	945,373	—	—		—		—		—		—		—		945,373
Expedia	553,702	35,487	—		—		—		—		—		—		589,189
Interval	38,730	—	—		—		—		—		—		—		38,730
PRC	295,239	—	—		—		—		—		—		—		295,239
Citysearch and related	30,768	—	—		—		—		—		—		—		30,768
International TV Shopping & other	337,128	—	—		—		—		—		—		—		337,128
USA Electronic Commerce Solutions LLC/Styleclick	39,199	—	—		—		—		—		—		—		39,199
Intersegment elimination	(10,587)	—	—		—		—		—		—		—		(10,587)

Total net revenues	4,621,224	35,487	—		—		—		—		—		—		4,656,711

Operating costs and expenses
Cost of sales	2,818,443	10,586	—		—		—		—		—		—		2,829,029
Other costs	1,263,456	15,723	—		—		—		—		—		—		1,279,179
Amortization of cable distribution fees	53,680	—	—		—		—		—		—		—		53,680
Amortization of non-cash compensation	15,899	930	—		—		—		7,106	(15)	207,163	(15)	29,392	(15)	260,490
Non-cash distribution and marketing expense	37,344	—	—		4,059	(10)	—		—		—		—		41,403
Depreciation and amortization	323,402	5,238	(791)	(5)	16,670	(6)	—		29,660	(7)	12,957	(8)	—		387,136
Goodwill impairment	22,247	—	—		—		—		—		—		—		22,247

Total operating costs and expenses	4,534,471	32,477	(791)		20,729		—		36,766		220,120		29,392		4,873,164

Operating income (loss)	86,753	3,010	791		(20,729)		—		(36,766)		(220,120)		(29,392)		(216,453)
Interest and other, net	(39,725)	324	—		34,335	(11)	—		—		—		—		(5,066)

Earnings (loss) before income taxes and minority interest	47,028	3,334	791		13,606		—		(36,766)		(220,120)		(29,392)		(221,519)
Income tax expense	(5,572)	(1,424)	(310)	(18)	(7,661)	(12)	—		14,421	(17)	86,342	(17)	11,529	(17)	97,325
Minority interest	(34,078)	—	(692)	(9)	(12,855)	(13)	(8,249)	(14)	5,911	(16)	27,313	(16)	23,503	(16)	853

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$7,378	$1,910	$(211)		$(6,910)		$(8,249)		$(16,434)		$(106,465)		$5,640		$(123,341)

Earnings/(loss) per common share from continuing operations
Basic	$0.02														$(0.20)

Diluted	$0.00														$(0.20)

Weighted average shares outstanding	426,317														629,496

Weighted average diluted shares outstanding	450,745														629,496

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA

1.
Represents the issuance of 45.5 million shares of USA common stock to Ticketmaster security holders in the Ticketmaster merger based on an exchange ratio of 0.935 of a share of USA common stock for each share of Ticketmaster common stock. Also includes options to acquire 8.9 million shares of USA common stock and warrants to acquire 4.2 million shares of USA common stock, in each case based on an exchange ratio of 0.935. The price used to value the securities is $17.918, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following the announcement of the Ticketmaster merger. The amount recorded as deferred compensation in shareholders equity is the estimated impact of unvested stock options and warrants as of the Ticketmaster merger date, at their fair value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$814,756
Fair value of options to acquire USA common stock	66,801
Fair value of warrants to acquire USA common stock	18,825
Less: Fair value of unvested options and warrants to acquire USA common stock recorded as deferred compensation	(27,205)

873,177
Add: Deferred income taxes	92,622
Less: Minority interest acquired	(441,320)

Excess of Ticketmaster merger consideration over minority interest acquired, deferred income taxes, and deferred compensation	$524,479

  USA has obtained a preliminary independent valuation related to the identification of intangibles other than goodwill. Additional intangible assets that have been identified include: venue/promoter contracts, distribution agreements, trade name trademarks and technology. A portion of the excess Ticketmaster merger consideration over minority interest acquired and deferred compensation has been preliminarily allocated to these intangible assets and the remainder is allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized, but instead will be required to be tested for impairment at least annually. Accordingly, the unaudited pro forma combined condensed statement of operations includes only amortization of those identified intangible assets with definite lives and no amortization of those intangible assets with indefinite lives or goodwill. Deferred taxes arising from differences between the book and tax basis assigned to intangible assets acquired in the Ticketmaster merger have been recorded. This purchase accounting information is preliminary. To the extent that additional intangibles are identified, USA will record the amounts and their associated amortization based upon the percentage of Ticketmaster acquired in the transaction. The final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

2.
Represents the issuance of 94.1 million shares of USA common stock to Expedia security holders in the Expedia merger based on an exchange ratio of 1.93875 shares of USA common stock for each share of Expedia common stock. Also includes options to acquire 46.8 million shares of USA common stock and warrants to acquire 24.5 million shares of USA common stock, in each case based on an exchange ratio of 1.93875. The price used to value the securities is $26.47, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following, the announcement of the Expedia merger. The amount recorded as deferred compensation in shareholders equity is the estimated impact of unvested stock options and warrants as of the merger date, at their fair value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$2,491,542
Fair value of options to acquire USA common stock	1,010,381
Fair value of warrants to acquire USA common stock	422,342
Less: Fair value of unvested options and warrants to acquire USA common stock recorded as deferred compensation	(475,254)

3,449,011
Add: Deferred income taxes	138,099
Less: Minority interest acquired	(209,979)

Excess of merger consideration over minority interest acquired, deferred income taxes, and deferred compensation	$3,377,131

  USA has used the independent valuation from the initial identification of intangibles other than goodwill prepared in connection with the Expedia transaction to estimate the intangible assets acquired in the Expedia merger. Additional intangible assets that have been identified include: trade name and trademarks, technology, hotel supplier relationships and distribution agreements. A portion of the excess Expedia merger consideration over minority interest acquired and deferred compensation has been preliminarily allocated to these intangible assets and the remainder is allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized, but instead will be required to be tested for impairment at least annually. Accordingly, the unaudited pro forma combined condensed statement of operations includes only amortization of those intangible assets with definite lives and no amortization of those intangible assets with indefinite lives or goodwill. Deferred taxes arising from differences between the book and tax basis assigned to intangible assets acquired in the merger have been recorded. This purchase accounting information is preliminary. To the extent that additional intangibles are identified, USA will record the amounts and their associated amortization based upon the percentage of Expedia acquired in the transaction. The final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

3.
Represents the issuance of 42.9 million shares of USA common stock to Hotels.com security holders in the Hotels merger based on an exchange ratio of 2.4 shares of USA common stock for each share of Hotels.com common stock. Also includes options to acquire 7.8 million shares of USA common stock and warrants to acquire 5.1 million shares of USA common stock, in each case based on an exchange ratio of 2.4. The price used to value the securities is $26.174, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following, the announcement of the Hotels merger. The amount recorded as deferred compensation in shareholders equity is the estimated impact of unvested stock options and warrants as of the merger date, at their fair value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$1,124,016
Fair value of options to acquire USA common stock	129,110
Fair value of warrants to acquire USA common stock	4,778
Less: Fair value of unvested options and warrants to acquire USA common stock recorded as deferred compensation	(79,037)

1,178,867
Less: Minority interest acquired	(382,074)

Excess of merger consideration over minority interest acquired and deferred compensation preliminarily allocated to goodwill	$796,793

  The unallocated excess of acquisition costs over minority interest acquired and deferred compensation has been preliminarily allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized, but instead will be required to be tested for impairment at least annually. In order to complete its assessment, USA will obtain an independent valuation related to the identification of intangibles other than goodwill. Potential additional intangible assets that may be identified include trade names and trademarks, technology, customer contracts, distribution arrangements and commercial arrangements. Accordingly, the purchase accounting information is preliminary. To the extent that additional intangibles are identified, USA will record the amounts based upon the percentage of Hotels.com acquired in the transaction. As the unaudited pro forma combined condensed statement of operations includes no amortization of intangibles associated with the merger, the final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

4.
Represents the results of operations for Expedia based on historical information of Expedia. The historical results of operations for USA include Expedia's results for the period from February 4, 2002 to December 31, 2002.

5.
Represents difference in amortization of intangibles recorded in the historical results and the pro forma amount amortization of intangibles identified in the Expedia transaction completed on February 4, 2002. USA's aggregate purchase price was $1.5 billion, of which $350 million was allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired.

6.
Represents incremental amortization of intangibles identified in USA's acquisition of additional interest in HSN's assets and liabilities as a result of the VUE transaction that was completed on May 7, 2002. The aggregate fair value of the interest acquired was $2.2 billion, of which $488 million was allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired.

7.
Represents incremental amortization of intangibles preliminarily identified in USA's acquisition of the portion of Ticketmaster that they did not already own in the Ticketmaster merger that was completed on January 17, 2003. USA's aggregate purchase price was $900 million, of which $236 million was allocated to intangible assets other than goodwill based upon the preliminary results of an independent valuation of the assets and liabilities acquired.

8.
Represents incremental amortization of intangibles preliminarily identified in USA's acquisition of the portion of Expedia that they do not already own in the Expedia merger. USA's aggregate purchase price was

  $3.9 billion, of which $195 million is preliminarily allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired.

9.
Represents the minority interest in the historical results of operations of Expedia, based upon a 64.2% equity ownership by USA of Expedia.

10.
Represents adjustment for non-cash marketing related to advertising provided to Ticketmaster and its subsidiaries by USA Cable, which was contributed to VUE on May 7, 2002. As these transactions were among consolidated entities, the amount was eliminated in the consolidated historical results of USA.

11.
Reflects the cash dividends of $22 million payable quarterly with respect to USA's Class B preferred interest in VUE and the payable-in-kind dividends of $12 million due in cash at maturity (20 years following the consummation of the VUE transaction) with respect to USA's Class A preferred interest in VUE.

12.
Represents tax impact of pro forma adjustments described under notes 10 and 11 above.

13.
Represents the adjustment to minority interest related to the cancellation of approximately 320.9 million shares of USANi LLC, a subsidiary of USA, comprising all of the USANi LLC shares not then owned by USA and its subsidiaries. The cancellation of USANi LLC shares occurred on May 7, 2002 in conjunction with the VUE transaction. Prior to the VUE transaction, Vivendi owned approximately 47% and Liberty owned approximately 8% of USANi LLC.

14.
Represents the adjustment to minority interest related to Liberty's exchange of its shares of Home Shopping Network, Inc., or Holdco, not owned by USA. The Holdco shares were exchanged for approximately 31.6 million shares of USA common stock and approximately 1.6 million shares of USA Class B common stock. The exchange occurred on June 27, 2002. Prior to the transaction, Liberty owned 19.9% of Holdco.

15.
Represents estimated amortization of non-cash compensation related to the Ticketmaster, Expedia and Hotels mergers. The expense is based upon the estimated fair value of unvested stock options and warrants, amortized over their estimated remaining vesting period.

16.
Represents the adjustment to historical minority interest benefit/expense related to Ticketmaster, Expedia and Hotels.com.

17.
Represents the tax benefit/expense related to the incremental amortization of non-cash compensation and definite-lived intangible assets.

DESCRIPTION OF USA CAPITAL STOCK

        Set forth below is a description of USA's capital stock. The following statements are brief summaries of, and are subject to the provisions of, USA's certificate of incorporation and by-laws, the USA preferred stock certificate of designations, the USA warrant agreements and the relevant provisions of the Delaware General Corporation Law, or the DGCL.

        As of the date of this proxy and information statement/prospectus, the authorized capital stock of USA consists of 1,600,000,000 shares of USA common stock, par value $.01 per share, 400,000,000 shares of USA Class B common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share, of which 13,125,000 shares have been designated Series A Cumulative Convertible Redeemable Preferred Stock (which we refer to in this document as USA preferred stock).

USA Common Stock and USA Class B Common Stock

        As of April 15, 2003, there were 450,301,265 shares of USA common stock outstanding and 64,629,996 shares of USA Class B common stock outstanding. Upon consummation of the merger, based on the number of shares of USA common stock and Expedia common stock outstanding as of April 15, 2003, there would be outstanding approximately 544,428,553 shares of USA common stock and 64,629,996 shares of USA Class B common stock.

        With respect to matters that may be submitted to a vote or for the consent of USA stockholders, including the election of directors, each holder of USA Class B common stock is entitled to ten votes for each share of USA Class B common stock held and will vote together with the holders of USA common stock and USA preferred stock as a single class, except as otherwise required by the DGCL. Each holder of USA preferred stock is entitled to two votes for each share of USA preferred stock held and each holder of USA common stock is entitled to one vote for each share of USA common stock held. Notwithstanding the foregoing, the holders of USA common stock, acting as a single class, are entitled to elect 25% of the total number of directors on the USA board of directors, and, in the event that 25% of the total number of directors results in a fraction of a director, then the holders of USA common stock, acting as a single class, are entitled to elect the next higher whole number of directors on the USA board of directors.

        Shares of USA Class B common stock are convertible into shares of USA common stock at the option of the holder thereof at any time on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of USA by means of a stock dividend on, or a stock split or combination of, outstanding USA common stock or USA Class B common stock, or in the event of any merger, consolidation or other reorganization of USA with another corporation. Upon the conversion of USA Class B common stock into shares of USA common stock, those shares of USA Class B common stock will be retired and will not be subject to reissue. Shares of USA common stock are not convertible into shares of USA Class B common stock.

        In all other respects, the USA common stock and the USA Class B common stock are identical. The holders of USA common stock and the holders of USA Class B common stock are entitled to receive, share-for-share, such dividends as may be declared by the USA board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of USA, the holders of USA common stock and the holders of USA Class B common stock are entitled to share ratably in all the assets of USA available for distribution to its stockholders, after the rights of the holders of the USA preferred stock, if any, have been satisfied.

        In connection with the VUE transaction, USA, Vivendi, Universal, Liberty and Barry Diller entered into an amended and restated governance agreement, which, among other things, retained Liberty's preemptive right to maintain its percentage equity ownership in USA. This preemptive right generally provides that following issuances of USA common shares exceeding 1% of the total outstanding USA common shares, Liberty may elect to purchase a number of USA common shares so that its percentage equity interest in USA after such issuances will be the same as before such issuances. In connection with the merger, Liberty has the right to maintain its percentage equity interest in USA following the merger.

        The USA certificate of incorporation provides that there can be no stock dividends or stock splits or combinations of stock declared or made on USA common stock or USA Class B common stock unless the shares of USA common stock and USA Class B common stock then outstanding are treated equally and identically.

        The shares of USA common stock to be issued in connection with the merger will be validly issued, fully paid and non-assessable.

  USA Dividend Policy

        USA has paid no cash dividends on its common stock to date and does not anticipate paying cash dividends on its common stock in the immediate future.

USA Preferred Stock

        Shares of preferred stock of USA may be issued from time to time in one or more series. The USA board of directors has authority, by resolution, to designate the powers, preferences, rights and qualifications and restrictions of preferred stock of USA.

  Series A Cumulative Convertible Preferred Stock

        General.    In connection with the USA acquisition of control on February 4, 2002, USA issued 13,118,369 shares of USA preferred stock, each having a $50.00 face value and a term of 20 years.

        Voting Rights.    Holders of USA preferred stock are entitled to two votes for each share of USA preferred stock held on all matters presented to such shareholders. Except as otherwise required by Delaware law, or any special voting rights of USA preferred stock as described in this document, the holders of USA common stock, USA Class B common stock and USA preferred stock entitled to vote with the common stockholders will vote together as one class. No separate class vote of USA preferred stock will be required for the approval of any matter except as required by Delaware law.

        Dividends.    Each share of USA preferred stock is entitled to receive dividends equal to the sum of (1) 1.99% of the face value per year, payable quarterly in cash or USA common stock, at USA's option, plus (2) the excess, if any, of the aggregate value of any dividends paid on the USA common stock underlying the USA preferred stock over the amount described in (1). If USA elects to pay the dividends in USA common stock, the price will be based on the 10-day trailing average price of USA common stock prior to the payment date. No other preferred stock of USA will rank senior to USA preferred stock with respect to payment of dividends.

        Conversion Rights.    Each share of USA preferred stock is convertible, at the option of the holder, into that number of shares of USA common stock equal to the quotient obtained by dividing $50.00 by the conversion price per share of USA common stock. The initial conversion price is equal to $33.75 per share of USA common stock. The conversion price will be adjusted downward if the share price of USA common stock exceeds $35.10 at the time of conversion pursuant to the following formula:

$50 X (USA)

(USA X 1.4815) + (0.4792 X (USA - 35.10))

where USA = 10-day average price of USA common stock for the 10 days prior to the payment date;

        The certificate of designations for shares of USA preferred stock also includes an anti-dilution adjustment provision so that the number of shares of USA common stock to be received upon conversion of a share of USA preferred stock is adjusted from time to time in the event of any stock split, stock consolidation, combination or subdivision, stock dividend or other distribution and any repurchase, reclassification, recapitalization or reorganization of USA.

        Redemption by USA.    Commencing on the tenth anniversary of the effective time of the USA acquisition of control, USA will have the right from time to time to redeem at least 25% of the original aggregate face value and up to 100% of the original aggregate face value of the outstanding USA preferred stock at a redemption price per USA preferred stock equal to face value plus any accrued and unpaid dividends. Any payment by USA pursuant to a redemption by USA may be made in cash or USA common stock, at the option of USA.

        Redemption by the Holder of USA Preferred Stock.    During the 20 business day period preceding each of the fifth, seventh, tenth and fifteenth anniversaries of the effective time of the USA acquisition of control, a holder of USA preferred stock will have the right to require USA to purchase all or a portion of the shares of USA preferred stock held by such holder for face value plus any accrued and unpaid dividends. Any payment by USA pursuant to a redemption by the holder of USA preferred stock may be made in cash or USA common stock, at the option of USA.

        Liquidation Rights.    In the event of a voluntary or involuntary liquidation, dissolution or winding up of USA, holders of USA preferred stock will be entitled to receive in preference to any holder of USA common shares an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the USA preferred stock into USA common stock immediately prior to the liquidation, dissolution or winding up of USA. No other preferred stock of USA will rank senior to USA preferred stock with respect to payment upon liquidation.

        Reservation of Shares of USA Common Stock.    USA will keep in reserve at all times during the term of the USA preferred stock sufficient authorized but unissued shares of USA common stock for issuance in the event of exercises by the holders of USA preferred stock.

        Registration of Shares under the Securities Act.    The USA preferred stock and any USA common stock issued upon conversion of the USA preferred stock will be registered under the Securities Act.

        Public Market.    Shares of USA preferred stock are traded in the over the counter market under the ticker symbol "USAIP.OB."

Transfer Agent

        The transfer agent for the shares of USA common stock is The Bank of New York.

COMPARISON OF SHAREHOLDER RIGHTS

        Expedia is incorporated under the laws of the State of Washington, while USA is incorporated under the laws of the State of Delaware. If the merger is completed, Expedia shareholders, whose rights are currently governed by the WBCA, the amended and restated articles of incorporation of Expedia, and the amended and restated bylaws of Expedia, will become stockholders of USA, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of USA, and the amended and restated by-laws of USA. The material differences between the rights of holders of Expedia common stock and the rights of holders of USA common stock, resulting from the differences in their governing documents and governing laws, are summarized below.

        The following summary does not purport to be a complete statement of the rights of holders of USA common stock under applicable Delaware law, the restated certificate of incorporation of USA, as amended, and the by-laws of USA or the rights of the holders of Expedia common stock under applicable Washington law, the amended and restated articles of incorporation of Expedia and the amended and restated bylaws of Expedia, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences, but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL, the WBCA and the governing corporate instruments of USA and Expedia. The description of the provisions of the WBCA and the DGCL in this summary describe such provisions as in effect as of the date of this proxy and information statement prospectus. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of USA (as well as the Stockholders Agreement and the Governance Agreement) and Expedia are available, without charge, to any person, including any beneficial owner to whom this proxy and information statement/prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

Summary of Material Differences Between the Rights of
Expedia Shareholders and USA Stockholders

	Expedia Shareholder Rights	USA Stockholder Rights
Authorized Capital Stock:	770,000,000 shares of capital stock, consisting of (1) 600,000,000 shares of Expedia common stock, par value $0.01 per share, (2) 150,000,000 shares of Expedia Class B common stock, par value $0.01 per share, and (3) 20,000,000 shares of Expedia preferred stock, par value $0.01 per share.	2,100,000,000 shares of capital stock, consisting of (1) 1,600,000,000 shares of USA common stock, par value $0.01 per share, (2) 400,000,000 shares of USA Class B common stock, par value $0.01 per share, and (3) 100,000,000 shares of USA preferred stock, par value $0.01 per share.
Voting Power of Common Stock:
Each share of Expedia common stock is entitled to one vote per share. Each share of Expedia Class B common stock is entitled to 15 votes, generally voting together with the Expedia common stock on all matters submitted for the vote or consent of Expedia shareholders, except in cases where the WBCA provides for a separate class vote, provided, however, that, under Expedia's articles, no Expedia shareholder can generally
Each share of common stock is entitled to one vote per share. Each share of USA Class B common stock is entitled to ten votes, generally voting together with the USA common stock on all matters submitted for the vote or consent of USA stockholders, except in cases where the DGCL provides for a separate class vote and except for the election of 25% of the USA board of directors, which is elected by the hold more than 94.9% of the total outstanding voting power of Expedia. The WBCA generally provides for a separate class vote on any proposal that would adversely impact one class of shareholders. Based on the number of shares of Expedia Class B common stock outstanding as of the date of this proxy and information statement/prospectus, the holders of Expedia Class B common stock control the vote of any matter submitted to Expedia shareholders voting together as a single class.
holders of USA common stock. See "—Board of Directors." Based on the number of shares of USA Class B common stock outstanding as of the date of this proxy and information statement/prospectus, the holders of USA Class B common stock control the vote of any matter submitted to USA stockholders voting together as a single class.
Board of Directors:
The Expedia bylaws provide that the number of directors shall be fixed from time to time pursuant to a resolution adopted by the board of directors, or by the shareholders or by amendment to the articles.
The USA by-laws provide that the USA board of directors shall determine the number of directors by resolution. Currently, the number of directors is 16. The USA charter provides that the holders of USA common stock, acting as a single class, elect 25% of the total number of directors, with the remaining directors elected by the holders of USA common stock and USA Class B common stock voting together as a single class.
Removal of Directors:
Under the WBCA, shareholders may remove one or more directors with or without cause, unless the articles provide otherwise. Under the Expedia bylaws, shareholders may remove one or more directors with or without cause.
Under the DGCL, the affirmative vote of a majority of the shares entitled to vote for the election of directors is required to remove directors, with or without cause, subject to exceptions that do not apply to USA. The USA by-laws provide that any director may be removed by the vote of a majority of the voting power of the shares of stock issued and outstanding of the class that elected the director.
Filling Vacancies of the Board of Directors:
Under the WBCA, unless the articles of incorporation provide otherwise, a vacancy may be filled by the shareholders or by the affirmative vote of a majority of the directors then in office, even though less than a quorum. The Expedia bylaws provide that vacancies shall be filled in accordance with the articles and the WBCA.
The DGCL provides that, unless the charter or by-laws provide otherwise, vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office or a sole remaining director, even though less than a quorum. USA's by-laws also permit holders of a majority of USA's voting power to fill vacancies.

Interested Directors:	The WBCA permits transactions in which one or more directors have a conflicting interest if:		Under the DGCL, specified contracts or transactions in which one or more of a corporation's directors has an
	•	a majority, although no fewer than two, of the qualified directors on the board of directors, or on the committee considering the transaction, approves the transaction;	interest are not void or voidable solely because of such interest if such contract or transaction (1) is ratified by the corporation's stockholders or a majority of disinterested members of the board of directors or a committee
	•	an affirmative vote of a majority of all qualified shares approves the transaction; or	thereof if the material facts of the contract or transaction are disclosed or known or (2) was fair to the
	•	at the time of commitment, the transaction was fair to the corporation.	corporation at the time it was approved.
Such vote must occur after the directors have received disclosure of the conflicting interest, with certain limited exceptions, or the vote will be invalid.
Further, a committee vote is valid only if all members of the committee are qualified directors and, either:
	•	are all the qualified directors on the board of directors; or
	•	were appointed by the affirmative vote of a majority of the board of directors' qualified directors.
A director is a qualified director if he or she has neither:
	•	a conflicting interest regarding the transaction; nor
	•	any familial, financial, professional or employment relationship with a second director who does have a conflicting interest, if the relationship would reasonably be expected to exert influence on the first director's judgment in voting on the transaction.
Qualified shares are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director who has a conflicting interest regarding the transaction.

Action by Written Consent:
Under the WBCA, shareholder action with respect to a public company may be taken without a meeting only if written consents setting forth such action are signed by all shareholders entitled to vote on the action.
Under the DGCL, unless the charter provides otherwise, actions may be taken by the stockholders by written consent, provided that the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted.
Amendment of Certificate of Incorporation and Articles of Incorporation:
The WBCA generally requires that articles amendments be approved by each voting group entitled to vote on the amendment by a majority of all the votes entitled to be cast by that voting group unless another percentage is specified (1) in the articles, (2) by the board of directors as a condition to its recommendation or (3) by the provisions of the WBCA. The Expedia articles provide that Expedia's shareholders may amend the articles by the affirmative vote of a simple majority of the voting power of the shareholders entitled to vote on such amendment, except for the provisions of Article VIII of the articles regarding the relationship between Expedia and USA, which, so long as USA owns at least 20% of the total voting power, will require the affirmative vote of more than 80% of the total voting power of the shareholders of all classes of outstanding capital stock to amend or repeal that article.
The DGCL generally provides that the charter amendments require the affirmative vote of a majority of the outstanding shares entitled to vote, and in certain circumstances, a separate class vote. It also provides that a charter may provide for a greater or lesser vote than would otherwise be required by the DGCL. The USA charter includes a supermajority (80%) vote of each of the board of directors and the voting power of the stockholders voting as a single class to amend or repeal the requirement that the Chief Executive Officer may only be removed without cause by the affirmative vote of at least 80% of the entire board of directors.
Special Meetings:
The WBCA provides that special meetings of the shareholders of a corporation may be called by the board of directors or the person or persons authorized to do so in the articles or bylaws. The Expedia bylaws provide that only the chairman of the board of directors or a majority of directors then serving on the board of directors may call a special meeting.
The DGCL provision is generally the same as its WBCA counterpart. The USA bylaws provide for the same individuals as the bylaws of Expedia following the transactions to be able to call a special meeting.
Indemnification of Directors and Officers:	The WBCA generally permits indemnification of a person who acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best	The DGCL generally permits indemnification of a person who acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of

interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the conduct was unlawful. Indemnification is permissive under Washington law, except that a corporation must indemnify a present or former officer or director who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses, including attorney's fees, actually and reasonably incurred in connection therewith.		the corporation or in the case of a criminal action, had no reason to believe that his or her conduct was unlawful. The USA by-laws do not depart from this standard.

Expedia's articles provide that any officer or director who is, was, or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action, suit or other proceeding, by reason of the fact that he or she is or was an officer or director of the corporation or was serving in another specific capacity at the request of the corporation, shall be indemnified and held harmless by Expedia to the fullest extent permitted by law. However, Expedia may not indemnify any officer or director from or on account of:
•	any act or omission of the officer or director finally adjudged to be intentional misconduct or a knowing violation of law;
•	any conduct of the officer or director finally adjudged to be in violation of Section 23B.08.310 of the WBCA (pertaining to unlawful distributions); or
•
any transaction with respect to which it is finally adjudged that the officer or director personally received a benefit in money, property or services, to which the officer or director was not legally entitled.
The Expedia bylaws have certain additional provisions related to the indemnification of directors and officers, including procedures for claiming indemnification.

Limitation of Director Liability:
Under the WBCA, a director's personal liability to the corporation or its shareholders for monetary damages for conduct as a director may be eliminated or limited in the corporation's articles, except that the articles may not limit the liability of a director:
Under the DGCL, a director's personal liability to the corporation or its shareholders for monetary damages for conduct as a director may be eliminated or limited in the corporation's articles, except that the articles may not limit the liability of a director.
	•	for acts or omissions by a director that involve intentional misconduct or a knowing violation of the law;	•	for any breach of the director's duty of loyalty to the corporation or its stockholders;
	•	for conduct violating Section 23B.08.310 of the WBCA (pertaining to unlawful distributions); or	•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
	•	for any transaction from which the director will personally receive a benefit in money, property or	•	for conduct violating Section 174 of the DGCL (pertaining to unlawful distributions); or
		services to which the director is not legally entitled.	•	for any transaction from which the director derived an improper personal benefit.

Expedia's articles provide that a director's liability will be limited consistent with this standard, and further provide that if the WBCA is amended to eliminate or limit the liability of directors further, then the liability of Expedia's directors shall be limited to the fullest extent permitted by the WBCA, as so amended.
USA's certificate of incorporation provides that a director's liability will be limited consistent with this standard, and further provides that if the DGCL is amended to eliminate or limit the liability of directors further, then the liability of USA's directors shall be limited to the fullest extent permitted by the DGCL, as so amended.
Vote on Certain Fundamental Issues:
Under the WBCA, a merger or share exchange must be approved by the affirmative vote of a majority of directors when a quorum is present and by two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group, unless another percentage is specified in the articles (which percentage may not be below a majority of all votes entitled to be cast by such voting group). The sale of all or substantially all of a corporation's assets other than in the regular course of business or a vote to dissolve the corporation must be approved by the affirmative vote of a majority of directors when a quorum is present and by two-thirds of all votes entitled to be cast on the proposal unless another percentage is specified in the articles (which percentage may not be below a majority of all votes entitled to be cast by such voting group).
The DGCL generally provides that, unless otherwise specified in a corporation's charter or unless the provisions of the DGCL relating to business combinations indicated herein are applicable, a sale or other disposition of all or substantially all of the corporation's assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of a majority of the outstanding stock entitled to vote on the matter. However, under the DGCL, unless required by its charter, no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize such merger if certain requirements are met.
Neither the USA charter nor the USA by-laws alter the stockholder approval requirement described above.

Under the WBCA, a merger may also become effective without the approval of the surviving corporation's shareholders if certain requirements are met.

The Expedia articles provide that, except as otherwise set forth in the articles, to the maximum extent permitted under the WBCA, any corporate action that would otherwise require the affirmative vote of more than a simple majority of the voting power of the shareholders of the Corporation entitled to vote on such action, including amending its articles, approving a merger or share exchange, or the sale of assets, other than in the regular course of business, may be approved by the affirmative vote of a simple majority of the voting power of the shareholders of the corporation entitled to vote on such action.
Business Combination Restrictions:
Chapter 23B.19 of the WBCA, which applies to Washington corporations that have a class of voting stock registered with the SEC under section 12 or 15 of the Exchange Act, prohibits a target corporation, with certain exceptions, from engaging in certain significant business transactions with a person or group of persons who or which beneficially owns 10% or more of the voting shares of the target corporation for a period of five years after such share
Section 203 of the DGCL limits specified business combinations of Delaware corporations with interested stockholders. Under the DGCL, an interested stockholder (a stockholder whose beneficial ownership in the corporation is at least 15% of the outstanding voting securities) cannot enter specified business combinations with the corporation for a period of three years following the time that the stockholder became an interested stockholder unless:

	acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the board of directors of the target corporation prior to the time of the initial acquisition by the acquiring person. These prohibited transactions include,	•	prior to that time, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;
	among other things:	•	upon consummation of the transaction in which any person
	• a merger, share exchange or consolidation with, dispositions of a certain amount of assets to, or issuance or redemption of shares to or from, the acquiror or its affiliates or associates;		becomes an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding

	•	termination of 5% or more of the employees of the target corporation or its subsidiaries who are employed in Washington State following the acquiror's acquisition		shares owned by specified employee stock ownership plans and persons who are both directors and officers of the corporation; or
		of 10% or more of the shares; or	•	at or subsequent to such time, the
	•	allowing the acquiror to receive any disproportionate benefit as a shareholder.		business combination is both approved by the board of directors and authorized at an annual or special meeting of stockholders,
	After the five-year period, a significant business transaction may take place if its complies with certain fair price provisions of the statute or if it is approved by disinterested shareholders. Expedia's board of directors has expressly approved the merger for purposes of Chapter 23B.19 of the WBCA such that the provisions of Section 23B.19.040 of the WBCA will not apply to the merger or to any future transactions between Expedia and USA and its affiliates.			not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholders.
Dissenters' or Appraisal Rights:
Under Chapter 23B.13 of the WBCA, a shareholder is entitled to dissent from, and obtain the fair value of his or her shares in connection with certain corporate actions, including certain mergers, share exchanges and sales of all or substantially of the corporation's property other than in the usual and regular course of business, which require shareholder approval. To the extent that the articles, bylaws or resolutions of the board of directors provide for dissenters' rights, shareholders also may exercise these rights in connection with any corporate action taken by shareholder vote. Shareholders generally will not have such dissenters' rights if shareholder approval is not required to effect the corporate action. In order to exercise dissenters' rights, an Expedia shareholder must comply with the procedures set forth in Chapter 23.13 of the WBCA, which is described elsewhere in this proxy and information statement/prospectus under "Dissenters' Rights."
Under the DGCL, a stockholder does not have appraisal rights if the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc. or held of by record by more than 2,000 holders, or if the corporation will be the surviving corporation of a merger and the merger does not require the vote of the corporation's shareholders. Stockholders will, however, have the right to demand and receive payment in cash for the fair value of their stock in an appraisal proceeding in lieu of the consideration stockholders would otherwise receive in a merger or consolidation if in the merger the stockholder will receive anything other than shares of stock in the corporation surviving or resulting from the merger or consolidation, shares of any other corporation that at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders, cash in lieu of fractional shares, or any combination thereof.
A Delaware corporation's charter may also provide that appraisal rights shall be available in the event of the sale of all or substantially all of a corporation's assets or the adoption of an amendment to its charter. The USA charter does not provide for such rights.

Conduct of Certain Affairs of Expedia:
	Expedia's articles contain provisions governing the relationship between Expedia and USA regarding, among other things, the ability of USA and its affiliates to engage in competing activities and the ability of USA and its affiliates to take advantage of certain business opportunities without concern for claims of interest or expectancy by Expedia.	USA has no comparable provision.

WHERE YOU CAN FIND MORE INFORMATION

        USA and Expedia file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that USA and Expedia file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room.

        USA and Expedia's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. Information contained on USA's and Expedia's website is not part of this proxy and information statement/prospectus.

        USA filed a registration statement on Form S-4 to register with the SEC the USA common stock USA will issue in the merger. This proxy and information statement/prospectus is a part of that registration statement. This proxy and information statement/prospectus also constitutes a prospectus of USA, as well as being a proxy statement of Expedia for its special meeting and an information statement of USA. The SEC allows us to "incorporate by reference" information into this proxy and information statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy and information statement/prospectus, except for any information superseded by information contained directly in this proxy and information statement/prospectus or in a later filed document incorporated by reference in this proxy and information statement/prospectus. This proxy and information statement/prospectus incorporates by reference the documents set forth below that USA, Expedia, and Hotels.com have previously filed with the SEC. These documents contain important information about USA and Expedia, as well as other information required to be disclosed or incorporated by reference into this proxy and information statement/prospectus. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), as well as the documents incorporated by reference into this proxy and information statement/prospectus, in the manner described above.

USA SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 31, 2003.
Definitive Proxy Statements	Filed on April 30, 2003.
Current Reports on Form 8-K	Filed on January 21, 2003, February 12, 2003, February 26, 2003, March 19, 2003, March 25, 2003, March 26, 2003, April 9, 2003, April 10, 2003, April 15, 2003 and May 2, 2003 respectively.

Expedia, Inc. SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 31, 2003 and on Form 10-K/A on April 30, 2003.
Current Reports on Form 8-K	Filed on February 6, 2003, March 7, 2003, March 19, 2003, April 30, 2003 and May 1, 2003, respectively.
Hotels.com SEC Filings	Period
Section entitled "Certain Relationships and Related Party Transactions" contained in Annual Report on Form 10-K	Year ended December 31, 2002, filed on March 27, 2003 and on Form 10-K/A on April 30, 2003.

        All documents filed by USA and Expedia pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this proxy and information statement/prospectus through the completion of the merger (or, if earlier, the date on which the merger agreement is terminated) are also deemed to be incorporated by reference into this proxy and information statement/prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy and information statements.

        USA has supplied all information contained or incorporated by reference into this proxy and information statement/prospectus relating to USA and Equinox Merger Corp., and Expedia has supplied all information contained in or incorporated by reference into this proxy and information statement/prospectus relating to Expedia.

        If you are an Expedia or a USA shareholder, documents incorporated by reference into this proxy and information statement/prospectus are available from USA and Expedia without charge upon written or oral request as set forth below. Exhibits to documents incorporated by reference into this proxy and information statement/prospectus will only be furnished if they are specifically incorporated by reference into this document. If you request any incorporated documents from USA or from Expedia, they will be mailed to you by first class mail, or another equally prompt means, within one business day after the date your request is received. You may obtain documents incorporated by reference into this proxy and information statement/prospectus by requesting them in writing or by telephone from the proxy solicitor or the appropriate company at the following addresses and phone numbers:

USA Interactive 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Corporate Secretary	Expedia, Inc. 13810 SE Eastgate Way, Suite 400 Bellevue, Washington 98005 (425) 564-7200 Attention: Corporate Secretary
or
105 Madison Avenue New York, New York 10016 (212) 929-5500 (collect) (800) 322-2885 (toll-free)

LEGAL MATTERS

        The validity of the USA common stock and listed USA warrants being offered by this proxy and information statement/prospectus will be passed upon for USA by Wachtell, Lipton, Rosen & Katz of New York, New York. It is a condition to the consummation of the merger that USA receive an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to USA, and that Expedia receive an opinion from Shearman & Sterling, special counsel to the special committee, each to the effect that, among other things, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. See "The Merger Agreement—Conditions to the Merger" and "The Merger—Material United States Federal Income Tax Consequences."

EXPERTS

        The consolidated financial statements and the related financial statement schedule of USA Interactive at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated into this proxy and information statement/prospectus by reference to USA's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and has been incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule of Expedia, Inc. at December 31, 2002, and for the year then ended, incorporated into this proxy and information statement/prospectus by reference to Expedia's Annual Report, as amended, on Form 10-K/A for the year ended December 31, 2002, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference, and has been incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Expedia and the related financial statement schedule as of December 31, 2001 and for the six-month period ended December 31, 2001, and each of the two years in the period ended June 30, 2001 incorporated in this proxy and information statement/ prospectus by reference from Amendment No. 1 to Expedia, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

MISCELLANEOUS

        No person has been authorized to give any information or make any representation on behalf of USA or Expedia not contained in this proxy and information statement/prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this proxy and information statement/prospectus is accurate only as of the date of this proxy and information statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material.

        If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

USA INTERACTIVE,

EQUINOX MERGER CORP.

AND

EXPEDIA, INC.

DATED AS OF MARCH 18, 2003

ARTICLE VII	TERMINATION	A-32
7.1.	Termination	A-32
7.2.	Effect of Termination	A-32
7.3.	Fees and Expenses	A-32
ARTICLE VIII	GENERAL PROVISIONS	A-32
8.1.	Amendment	A-32
8.2.	Extension; Waiver	A-32
8.3.	Nonsurvival of Representations, Warranties and Agreements	A-33
8.4.	Entire Agreement	A-33
8.5.	Severability	A-33
8.6.	Notices	A-33
8.7.	Headings; Interpretation	A-34
8.8.	Counterparts	A-34
8.9.	Benefits; Assignment	A-34
8.10.	Governing Law	A-34
8.11.	Special Committee	A-34

LIST OF EXHIBITS

Exhibit A	Form of Certificate of Incorporation of Surviving Corporation
Exhibit B	Form of Affiliate Agreement

        AGREEMENT AND PLAN OF MERGER, dated as of March 18, 2003 (this "Agreement"), by and among USA INTERACTIVE, a Delaware corporation ("Parent"), EQUINOX MERGER CORP., a Washington corporation and direct wholly owned subsidiary of Parent ("Merger Sub"), and EXPEDIA, INC., a Washington corporation (the "Company").

W I T N E S S E T H:

        WHEREAS, the Boards of Directors of Parent, Merger Sub, and the Company deem it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company enter into a business combination pursuant to which Parent would acquire the issued and outstanding shares of the Company that it does not already own;

        WHEREAS, to effect such business combination, upon the terms and subject to the conditions set forth herein, Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the "Merger");

        WHEREAS, upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent; and

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the transactions contemplated thereby shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code")

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        As used in this Agreement, the following terms shall have the respective meanings set forth below:

        "affiliate" of a specified person means a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; provided that, for purposes of this Agreement, the Company and its subsidiaries shall not be deemed to be affiliates of Parent and its subsidiaries, and Parent and its subsidiaries shall not be deemed to be affiliates of the Company and its subsidiaries.

        "Agreement" shall have the meaning set forth in the preamble.

        "Approved Matter" shall have the meaning set forth in Section 4.1(a).

        "Articles of Merger" shall have the meaning set forth in Section 2.2.

        "Business Day" means any day on which banks are not required or authorized to close in the City of New York or Seattle, Washington.

        "Certificate" shall have the meaning set forth in Section 3.2(b).

        "Change in the Company Recommendation" shall have the meaning set forth in Section 5.5(a).

        "Closing" shall have the meaning set forth in Section 2.4.

        "Closing Date" shall have the meaning set forth in Section 2.4.

        "Code" shall have the meaning set forth in the recitals.

        "Common Shares Trust" shall have the meaning set forth in Section 3.2(e)(iii).

        "Company" shall have the meaning set forth in the preamble.

        "Company Banker" shall have the meaning set forth in Section 4.1(h).

        "Company Benefit Plan" shall have the meaning set forth in Section 4.1(j)(i).

        "Company Capital Stock" means Company Common Stock, Company Class B Common Stock and Company Preferred Stock.

        "Company Class B Common Stock" means Class B common stock, par value $0.01 per share, of the Company.

        "Company Common Stock" means common stock, par value $0.01 per share, of the Company.

        "Company Compensatory Warrant" shall have the meaning set forth in Section 3.4(a).

        "Company Disclosure Letter" shall have the meaning set forth in Section 4.1(b).

        "Company Material Adverse Effect" shall have the meaning set forth in Section 4.1(a).

        "Company Optionholder Warrant Agreement" means the Optionholder Equity Warrant Agreement, dated as of January 25, 2002, between the Company and Mellon Investor Services LLC, as Equity Warrant Agent.

        "Company Preferred Stock" means preferred stock, par value $0.01 per share, of the Company.

        "Company Recommendation" shall have the meaning set forth in Section 5.5(a).

        "Company SEC Reports" shall have the meaning set forth in Section 4.1(f)(i).

        "Company Stock" shall mean the Company Common Stock and the Company Class B Common Stock.

        "Company Stock-Based Award" shall have the meaning set forth in Section 3.3(b).

        "Company Stock Option" shall have the meaning set forth in Section 3.3(a).

        "Company Stock Plans" shall have the meaning set forth in Section 3.3(a).

        "Company Stockholder Approval" shall have the meaning set forth in Section 4.1(c)(i).

        "Company Stockholders Meeting" shall have the meaning set forth in Section 5.5(a).

        "Company Warrant" shall have the meaning set forth in Section 3.4(b).

        "Company Warrant Agreement" means the Equity Warrant Agreement, dated as of February 4, 2002, between the Company and Mellon Investor Services LLC, as Equity Warrant Agent.

        "Covered Persons" shall have the meaning set forth in Section 5.10(c).

        "Current Offering Period" shall have the meaning set forth in Section 3.5(b).

        "D&O Insurance" shall have the meaning set forth in Section 5.10(c).

        "Dissenting Shares" shall have the meaning set forth in Section 3.2(f).

        "Effective Time" shall have the meaning set forth in Section 2.2.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

        "ESPP" shall mean the Company's 1999 Amended and Restated Employee Stock Purchase Plan.

        "ESPP Option" shall have the meaning set forth in Section 3.5(b).

        "Excess Shares" shall have the meaning set forth in Section 3.2(e)(ii).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Exchange Agent" shall have the meaning set forth in Section 3.2(a).

        "Exchange Fund" shall have the meaning set forth in Section 3.2(a).

        "Exchange Ratio" shall mean 1.93875.

        "Form S-4" shall have the meaning set forth in Section 4.1(g).

        "GAAP" means U.S. generally accepted accounting principles.

        "Governmental Entity" means any supranational, national, state, municipal or local government, foreign or domestic, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

        "knowledge" or "known" means, with respect to the Company, the knowledge of Richard Barton, Erik Blachford, Gregory S. Stanger and Mark S. Britton, and, with respect to Parent, the knowledge of Barry Diller, Victor A. Kaufman, Julius Genachowski and Dara Khosrowshahi, in each case, after reasonable inquiry.

        "Merger Consideration" shall have the meaning set forth in Section 3.1(c).

        "Merger Sub" shall have the meaning set forth in the preamble.

        "Merger Sub Common Stock" means the common stock, par value $0.01 per share, of Merger Sub.

        "Merger" shall have the meaning set forth in the recitals.

        "Multiemployer Plan" shall have the meaning set forth in Section 4.1(j)(i).

        "NASD" shall have the meaning set forth in Section 3.2(e)(iii).

        "Nasdaq" means The Nasdaq National Market.

        "Other Filings" shall have the meaning set forth in Section 5.4.

        "other party" means, with respect to Parent or Merger Sub, the Company, and with respect to the Company, Parent and Merger Sub.

        "Parent" shall have the meaning set forth in the preamble.

        "Parent Banker" shall have the meaning set forth in Section 4.2(h).

        "Parent Class B Common Stock" mean Class B common stock, par value $0.01 per share, of Parent.

        "Parent Common Stock" means common stock, par value $0.01 per share, of Parent.

        "Parent Compensatory Warrant" shall have the meaning set forth in Section 3.4(a).

        "Parent Disclosure Letter" shall have the meaning set forth in Section 4.2(b).

        "Parent ESPP Option" shall have the meaning set forth in Section 3.5(b).

        "Parent Material Adverse Effect" shall have the meaning set forth in Section 4.2(a).

        "Parent Preferred Stock" means the preferred stock, par value $0.01 per share, of Parent.

        "Parent Proxy Statement" shall have the meaning set forth in Section 4.2(b).

        "Parent SEC Reports" shall have the meaning set forth in Section 4.2(f).

        "Parent Stock-Based Award" shall have the meaning set forth in Section 3.3(b).

        "Parent Stock Option" shall have the meaning set forth in Section 3.3(a).

        "Parent Warrant" shall have the meaning set forth in Section 3.4(b).

        "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

        "Proxy and Information Statement/Prospectus" shall have the meaning set forth in Section 5.4.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Significant Subsidiaries" shall have the meaning set forth in Section 4.1(a).

        "Special Committee" means the Special Committee of the Board of Directors of the Company.

        "Surviving Corporation" shall have the meaning set forth in Section 2.1.

        "Transactions" shall have the meaning set forth in Section 4.1(c)(i).

        "Washington Secretary" shall mean the Secretary of State of the State of Washington.

        "WBCA" means the Washington Business Corporation Act.

ARTICLE II

THE MERGER

        2.1    The Merger.    Upon the terms and subject to the conditions hereof, in accordance with the WBCA, at the Effective Time, Merger Sub shall merge with and into the Company, with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

        2.2    Effective Time of the Merger.    As soon as practicable on the Closing Date, the Company shall file with the Washington Secretary articles of merger with respect to the Merger (the "Articles of Merger"), which Articles of Merger shall be in such form as is required by, and executed and acknowledged in accordance with, the WBCA. The Merger shall become effective upon such filing or at such later date and time as Parent and the Company shall agree and shall be specified in the Articles of Merger. As used in this Agreement, the term "Effective Time" shall mean the date and time when the Merger becomes effective and shall occur on the Closing Date.

        2.3    Effects of the Merger.    The Merger shall have the effects set forth in the applicable provisions of the WBCA.

        2.4    Closing.    Upon the terms and subject to the conditions set forth in Article VI and the termination rights set forth in Article VII, the closing of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 10:00 a.m. on the second Business Day following the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VI, unless this Agreement has been theretofore terminated pursuant to its terms or unless another place, time or date is agreed to in writing by Parent and the Company (the date of the Closing, the "Closing Date").

        2.5    Articles of Incorporation.    At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in Exhibit A, until thereafter changed or amended as provided therein or by applicable law.

        2.6    By-Laws.    Subject to Section 5.10(a), at the Effective Time, the by-laws of Merger Sub shall be the by-laws of the Surviving Corporation.

        2.7    Directors and Officers.    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified.

ARTICLE III

CONVERSION OF SECURITIES

        3.1    Effect of Merger on Capital Stock.    At the Effective Time, subject and pursuant to the terms of this Agreement, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any shares of capital stock of the Company or Merger Sub:

          (a)    Capital Stock of Merger Sub.    Each issued and outstanding share of Merger Sub Common Stock shall be converted into and exchanged for a one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

          (b)    [Intentionally Omitted.]

          (c)    Exchange Ratio for Company Stock.    Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall, subject to Section 3.1(d), be converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the "Merger Consideration"). At the Effective Time, all such shares of Company Stock shall no longer be outstanding, and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares of Company Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 3.2, without interest. No fractional shares of Parent Common Stock shall be issued; and, in lieu thereof, a cash payment shall be made pursuant to Section 3.2(e).

          (d)    Adjustment of Exchange Ratio for Dilution and Other Matters.    If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split-up, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Parent Common Stock or Company Stock), stock combination, exchange of shares, readjustment or otherwise, as the case may be, then the Exchange Ratio and the Merger Consideration shall, without duplication, be correspondingly adjusted.

          (e)    Right to Waive Merger Consideration.    (i) Notwithstanding any other provisions in this Agreement, any holder of shares of Company Stock issued and outstanding immediately prior to the Effective Time that would otherwise be entitled to receive the Merger Consideration pursuant to Section 3.1(c) may elect, by delivery of written notice to the Company prior to the Effective Time, to waive issuance of the Merger Consideration in respect of such holder's shares of Company Stock, in which case, such shares of Company Stock shall be cancelled and retired and cease to exist as of the Effective Time and no shares of Parent Common Stock shall be issued in the Merger in respect thereof.

            (ii)  Parent hereby elects to waive issuance of the Merger Consideration pursuant to Section 3.1(c) in respect of all of the shares of Company Common Stock and Company Class B Common Stock issued and outstanding and held by Parent immediately prior to the Effective Time.

        3.2    Exchange of Certificates.

          (a)    Exchange Agent.    Prior to the Closing Date, Parent shall select the Bank of New York or another bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the "Exchange Agent"). Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Stock, for exchange in accordance with this Article 3, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto, the "Exchange Fund") issuable pursuant to Section 3.1(c) at the Effective Time in exchange for outstanding shares of Company Stock, which shall include such shares of Parent Common Stock to be sold by the Exchange Agent pursuant to Section 3.2(e).

          (b)    Exchange Procedures.    As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (other than the Company, Parent, Merger Sub and any wholly owned subsidiary of the Company) of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Stock (collectively, the "Certificates") whose shares were converted into the right to receive Parent Common Stock pursuant to Section 3.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article 3 and any cash in lieu of fractional shares of Parent Common Stock, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Stock which is not registered on the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock may be issued and paid to a transferee if the Certificate representing such Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Article 3 and the WBCA. The consideration to be issued in the Merger will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and any other required documents. No interest will be payable on such consideration, regardless of any delay in making payments.

          (c)    Distributions with Respect to Unsurrendered Certificates.    No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.2(e) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect, if any, of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor or such holder's transferee pursuant to Section 3.2(e), without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e) and the amount of dividends or other distributions on Parent Common Stock with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions on Parent Common Stock with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

          (d)    No Further Ownership Rights in Company Stock.    All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Stock in accordance with the terms of this Article 3 (plus any cash paid pursuant to Section 3.2(c) or 3.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the shares of Company Capital Stock, and there shall be no further registration of transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article 3.

          (e)    No Issuance of Fractional Shares.

              (i)  No certificates or scrip for fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

            (ii)  As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 3.2(a) over (B) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Stock pursuant to Section 3.2(b) (such excess, the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of Company Stock, shall sell the Excess Shares at then prevailing prices in the over-the-counter market, all in the manner provided in clause (iii) of this Section 3.2(e).

            (iii)  The sale of the Excess Shares by the Exchange Agent shall be executed in the over-the-counter market through one or more member firms of the National Association of Securities Dealers, Inc. (the "NASD") and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Stock (the "Common Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Stock are entitled.

            (iv)  As soon as practicable after the determination of the amount of cash, if any, to be paid to the holders of Company Stock in lieu of any fractional share interests and subject to clause (v) of this Section 3.2(e), the Exchange Agent shall make available such amounts to such holders of Company Stock.

            (v)  Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

          (f)    Termination of Exchange Fund.    Any portion of the Exchange Fund and Common Shares Trust that remains undistributed to the stockholders of the Company for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any former stockholders of the Company that have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

          (g)    Dissenting Shares.    Notwithstanding any other provision contained in this Agreement, no shares of Company Stock that are issued and outstanding as of the Effective Time and that are held by a stockholder who has properly exercised such stockholder's dissenter's rights (any such shares being referred to herein as "Dissenting Shares") under the WBCA shall be converted into the right to receive the Merger Consideration as provided in Section 3.1(c) unless and until such stockholder shall have failed to perfect, or shall have effectively withdrawn or lost, such stockholder's right to dissent from the Merger under the WBCA and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the WBCA. If any holder of Dissenting Shares shall have so failed to perfect or has effectively withdrawn or lost such stockholder's right to dissent from the Merger as of the Effective Time, each of such holder's shares of Company Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Merger Consideration. Payments to holders of Dissenting Shares under this Section 3.2(g) shall be made by the Company out of its own funds, no funds shall be supplied for that purpose, directly or indirectly, by Parent, nor shall Parent directly or indirectly reimburse the Company for any payments to holders of Dissenting Shares.

          (h)    No Liability.    Neither the Exchange Agent, Parent, Merger Sub nor the Company shall be liable to any holder of shares of Company Stock or Parent Common Stock, as the case may be, for shares (or dividends or distributions with respect thereto) from the Exchange Fund or cash from the Common Shares Trust delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (i)    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificates shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificates shall also deliver a reasonable indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed. The affidavit and any indemnity that may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificate(s).

        3.3    Company Stock Options and Other Equity-Based Awards.    (a) Each option to purchase shares of Company Common Stock (a "Company Stock Option") granted under the employee and director stock plans of the Company (the "Company Stock Plans"), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (a "Parent Stock Option") on the same terms and conditions as were applicable under such Company Stock Option. The number of shares of Parent Common Stock subject to each such Parent Stock Option shall be the number of shares of Company Common Stock subject to each such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Stock Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such Company Stock Option divided by the Exchange Ratio; provided, however, that, in the case of any Company Stock Option to which Section 421 of the Code applies immediately prior to the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

        (b)  At the Effective Time, each right of any kind, contingent or accrued, to receive shares of Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under the Company Stock Plans (including restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than Company Stock Options (each, a "Company Stock-Based Award"), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to shares of Company Common Stock and shall be converted, at the Effective Time, into a right or award with respect to Parent Common Stock (a "Parent Stock-Based Award"), on the same terms and conditions as were applicable under the Company Stock-Based Awards. The number of shares of Parent Common Stock subject to each such Parent Stock-Based Award shall be equal to the number of shares of Company Common Stock subject to the Company Stock-Based Award, multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent Common Stock. All dividend equivalents credited to the account of each holder of a Company Stock-Based Award as of the Effective Time shall remain credited to such holder's account immediately following the Effective Time, subject to adjustment in accordance with the foregoing.

        (c)  As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Stock Options and Company Stock-Based Awards appropriate notices setting forth such holders' rights pursuant to the respective Company Stock Plans and agreements evidencing the grants of such Company Stock Options and the Company Stock-Based Awards, and stating that such Company Stock Options and Company Stock-Based Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.3 after giving effect to the Merger and the terms of the Company Stock Plans).

        (d)  Prior to the Effective Time, the Company shall take all necessary action for the adjustment of the Company Stock Options and the Company Stock-Based Awards under this Section 3.3. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Stock Options and Parent Stock-Based Awards as a result of the actions contemplated by this Section 3.3. As soon as practicable following the Effective Time (and in any event not later than two Business Days following the Effective Time), Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such

Parent Stock Options and Parent Stock-Based Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options or Parent Stock-Based Awards remain outstanding.

        3.4    Company Warrants.    (a) Each warrant to purchase shares of Company Common Stock (a "Company Compensatory Warrant") granted under the Company Stock Plans and the Company Optionholder Warrant Agreement, whether vested or unvested, that is outstanding and held by an employee or officer of the Company immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to purchase shares of Company Common Stock and shall, be converted, at the Effective Time, into a warrant to purchase shares of Parent Common Stock (a "Parent Compensatory Warrant") on substantially the same terms and conditions as were applicable under such Company Compensatory Warrant. The number of shares of Parent Common Stock subject to each such Parent Compensatory Warrant shall be the number of shares of Company Common Stock subject to each such Company Compensatory Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Compensatory Warrant shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such Company Compensatory Warrant divided by the Exchange Ratio.

        (b)  Each warrant to purchase shares of Company Common Stock (a "Company Warrant") granted under the Company Warrant Agreement or any other warrant agreement of the Company that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to purchase shares of Company Common Stock and shall be converted, at the Effective Time, into a warrant to purchase shares of Parent Common Stock (a "Parent Warrant") on substantially the same terms and conditions as were applicable under such Company Warrant. The number of shares of Parent Common Stock subject to each such Parent Warrant shall be the number of shares of Company Common Stock subject to each such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Warrant shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such Company Warrant divided by the Exchange Ratio.

        3.5    Termination of Company ESPP.    (a) As of the date hereof, the Company shall have taken such action as is necessary to provide that (i) only those employees of the Company and its subsidiaries who have completed Enrollment Agreements (as defined in the ESPP) for the Current Offering Period (as defined below) prior to the date hereof (and in all cases prior to any earlier date as required by the ESPP) shall be eligible to participate in the Current Offering Period and (ii) after the end of the Current Offering Period, no further offerings shall commence under the ESPP and the ESPP shall be terminated effective on the last day of the Current Offering Period. Prior to the execution hereof, the Company shall provide Parent with all documentation reasonably necessary to evidence the foregoing actions.

        (b)  In the event the Effective Time occurs prior to July 1, 2003: (i) each option to purchase shares of Company Common Stock under the ESPP for the "offering" (as used in the ESPP) that commenced as of January 1, 2003 (the "Current Offering Period") that is outstanding immediately prior to the Effective Time (an "ESPP Option") shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into a right to purchase shares of Parent Common Stock (a "Parent ESPP Option") on the same terms and conditions as were applicable under such ESPP Option; (ii) the purchase price per share under the ESPP shall be the lesser of (A) 85% of the "fair market value" (as defined in the ESPP) of Company Common Stock on the "offering date" (as defined in the ESPP) divided by the Exchange Ratio (rounded up to the nearest whole cent) or (B) 85% of the fair market value of Parent Common Stock on the last Business Day of the offering, provided, however, that, the purchase price and the terms and conditions of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; and (iii) the maximum number of shares issuable under the ESPP shall be adjusted by multiplying such amount by the Exchange Ratio (rounded down to the nearest whole share).

        3.6    Further Assurances.    If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement, or to vest, perfect or confirm of record or otherwise establish in the Surviving Corporation full right, title and interest in, to or under any of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of each of the Company and Merger Sub or otherwise to take all such lawful and reasonably necessary or desirable action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

        4.1    Representations and Warranties of the Company.    The Company represents and warrants to Parent as follows:

          (a)    Organization and Qualification.    Each of the Company and its "Significant Subsidiaries" (as defined in Regulation S-X promulgated by the SEC and which are referred to herein as the "Significant Subsidiaries") is a corporation or other entity duly incorporated or organized, validly existing and, to the extent such concept is legally recognized, in good standing under the laws of the jurisdiction of its incorporation or organization, and has the requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and its subsidiaries is, as applicable, duly qualified or licensed as a foreign corporation to do business, and is in good standing, to the extent such concept is legally recognized, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Company Material Adverse Effect. "Company Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, in each case excluding (i) any changes or effects resulting from any matter, which matter was expressly approved by the Board of Directors of the Company following the date hereof unless, with respect to such matter, a majority of the directors of the Company who are also executive officers of Parent either voted against or abstained from voting (such matter and related contemplated transactions, an "Approved Matter"), (ii) changes in economic or regulatory conditions in the industries in which the Company carries on business as of the date hereof, and changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, and (iii) changes resulting from the announcement of the Transactions and any other public announcement of Parent during the term of this Agreement to the extent not covered in any other public announcement of the Company during the term of this Agreement or based upon information provided to Parent by the Company. Other than wholly owned subsidiaries and except as disclosed in the Company SEC Reports or Section 4.1(a) of the disclosure letter delivered by the Company to Parent on or prior to the date hereof (the "Company Disclosure Letter"), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business, association or entity.

          (b)    Capitalization.    The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock, 150,000,000 shares of Company Class B Common Stock, and 20,000,000 shares of Company Preferred Stock. At the close of business on March 10, 2003, 49,562,266 shares of Company Common Stock, 69,002,382 shares of Company Class B Common Stock and no shares of Company Preferred Stock were issued and outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued and fully paid and nonassessable. Except as set forth in this Section 4.1(b) or as disclosed in Section 4.1(b) of the Company Disclosure Letter, as of March 10, 2003, there are no options, warrants, rights, puts, calls, commitments, or other contracts, arrangements or understandings issued by or binding upon the Company requiring or providing for, and there are no outstanding debt or equity securities of the Company which upon the conversion, exchange or exercise thereof would require or provide for the issuance by the Company of any new or additional shares of Company Capital Stock (or any other securities of the Company) which, with or without notice, lapse of time and/or payment of monies, are or would be convertible into or exercisable or exchangeable for shares of Company Capital Stock (or any other securities of the Company). Since March 10, 2003 through the date hereof, the Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than employee stock options to purchase 129,500 shares of Company Common Stock and 51,000 restricted stock units, in each case, pursuant to Company Benefit Plans (as defined below), or shares of Company Common Stock pursuant to the exercise of employee stock options granted prior to such date. Following the date hereof, the Company will not issue any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except to the extent permitted to be granted pursuant to the terms of this Agreement. There are no preemptive or other similar rights available to the existing holders of Company Common Stock.

          (c)    Authority Relative to this Agreement; Board Approval.

              (i)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the stockholders of the Company of this Agreement, to consummate the transactions contemplated by this Agreement (the "Transactions"). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the voting power of the Company Common Stock and the Company Class B Common Stock, voting together as a single class (the "Company Stockholder Approval")). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (B) the availability of specific performance or injunctive relief and other equitable remedies.

            (ii)  The Board of Directors of the Company, based on the approval and recommendation of the Special Committee (which approval and recommendation was a condition to the approval of the Company's Board of Directors set forth in clause (A) of this sentence) has, prior to the execution of this Agreement, (A) approved this Agreement and the Transactions, (B) determined that the Transactions are fair to and in the best interests of its public stockholders, and (C) recommended that the stockholders of the Company approve this Agreement and the Transactions. This Agreement and the Transactions have been approved by the unanimous vote of the members of the Special Committee (which vote constitutes approval for purposes of WBCA Section 23B.08.720(1)) and the unanimous vote of the members of the Board of Directors of the Company. Each member of the Special Committee is a "qualified director" as defined under WBCA Section 23B.08.720(4).

          (d)    No Conflict; Required Filings and Consents.

              (i)  The execution and delivery of this Agreement by the Company do not, and the performance of its obligations hereunder and the consummation of the Transactions by the Company will not, (A) conflict with or violate the Articles of Incorporation, Bylaws or equivalent organizational documents of the Company or any of its Significant Subsidiaries; (B) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 4.1(d)(ii), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound or affected; or (C) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party or the Company or its subsidiaries under, or give to others any rights of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties are bound or affected, in each case having value or requiring payments over the term thereof equal to or greater than $5.0 million, except, in the case of clause (B) above, for any such conflicts or violations that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.1(d)(i) of the Company Disclosure Letter, there are no material consents, waivers and approvals under any agreements, contracts, licenses or leases required to be obtained by the Company or its Significant Subsidiaries in connection with entering into of this Agreement or the consummation of the Transactions.

            (ii)  The execution and delivery of this Agreement by the Company do not, and the performance of its obligations hereunder and the consummation of the Transactions by the Company will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Entity, except (A) the filing of documents to satisfy the applicable requirements, if any, of the Exchange Act or state takeover laws, (B) the filing, and effectiveness of the Form S-4, including the Proxy and Information Statement/Prospectus in definitive form relating to the Transactions, (C) the filing of the Articles of Merger with the Washington Secretary and appropriate corresponding documents with the Secretary of State of other states in which the Company is qualified to transact business as a foreign corporation, (D) filings under the rules and regulations of the NASD, and (E) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications (1) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent or delay in any material respect the Company from performing its obligations under this Agreement or (2) would not, individually or in the aggregate, have a Company Material Adverse Effect.

          (e)    Compliance with Laws.    Except as set forth in Section 4.1(e) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of (a) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound, or (b) whether after the giving of notice or passage of time or both, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound, except in each case for any such conflicts, defaults or violations that do not and would not have, individually or in the aggregate, a Company Material Adverse Effect.

          (f)    SEC Filings; Financial Statements.

              (i)  The Company has made available to Parent a correct and complete copy of each report, schedule, registration statement (but only such registration statements that have become effective prior to the date hereof) and definitive proxy statement filed by the Company with the SEC on or since January 1, 2002 and prior to the date of this Agreement (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since such date; provided that, if the Company amends any of the Company SEC Reports, such amendment shall not mean or imply that any representation or warranty in this Agreement was not true when made or became untrue thereafter. As of their respective dates, the Company SEC Reports (A) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with respect to information included in the Company SEC Reports that was provided in writing by Parent. None of the Company's subsidiaries is required to file any reports or other documents with the SEC.

            (ii)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q or the Exchange Act regulations promulgated by the SEC), and each fairly presented the consolidated financial position of the Company and its consolidated subsidiaries in all material respects as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited interim financial statements, to normal audit adjustments which were not and are not expected, individually or in the aggregate, to be material in amount).

          (g)    Registration Statement; Proxy and Information Statement/Prospectus.    None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 of Parent (the "Form S-4") in connection with the issuance of the Parent Common Stock in or as a result of the Merger will, at the time the Form S-4 is filed with the SEC and at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (ii) the Proxy and Information Statement/Prospectus will, at the date the Proxy and Information

  Statement/Prospectus is mailed to the stockholders of the Company and the stockholders of Parent and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by or required to be provided by Parent, Merger Sub and/or by their auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Form S-4 or the Proxy and Information Statement/Prospectus. The Proxy and Information Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and, if applicable, the Securities Act, and the rules and regulations promulgated by the SEC thereunder.

          (h)    Brokers.    Other than Morgan Stanley, Inc. (the "Company Banker"), no broker, finder or investment banker is entitled to any brokerage, finders' or other fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or the Special Committee. The Company heretofore has furnished to Parent a complete copy of all agreements between the Company Banker and the Company or the Special Committee pursuant to which such firm would be entitled to any payment relating to the Merger and the Transactions.

          (i)    Opinion of Financial Advisor.    The Special Committee and the Company's Board of Directors have received the written opinion, dated March 18, 2003, of the Company Banker that, as of March 18, 2003, the Merger Consideration is fair to the holders of Company Common Stock (other than Parent or any subsidiary of Parent) from a financial point of view, a copy of which opinion has been delivered to Parent.

          (j)    Employee Benefit Plans.

              (i)  The Company has delivered a true and complete list of all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive or employee benefit plans, arrangements or agreements, whether arrived at through collective bargaining or otherwise, including, without limitation, all "employee benefit plans" (as defined in Section 3(3) of ERISA), adopted, maintained by, sponsored in whole or in part by, or contributed to by the Company or any entity required to be aggregated with the Company pursuant to Section 414 of the Code for the benefit of current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate, excluding any such plans, arrangements or agreements that are offered or maintained by Parent (collectively, the "Company Benefit Plans"). Any of the Company Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "ERISA Plan." No Company Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a "Multiemployer Plan").

            (ii)  (A) Each of the Company Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including, but not limited to, ERISA (as defined herein) and the Code, (B) except as set forth on Section 4.1(j) of the Company Disclosure Letter, each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter, and there are no existing circumstances or any events that have occurred that would be reasonably expected to affect adversely the qualified status of any such Company Benefit Plan, (C) no Company Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of Company or its subsidiaries beyond their retirement or other termination of service, other than (1) coverage mandated by applicable law, (2) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA, (3) deferred compensation benefits accrued as liabilities on the books of the Company or its subsidiaries, or (4) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), and (D) to the knowledge of the Company there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

            (iii)  No Company Benefit Plan is subject to Title IV or Section 302 of ERISA, and no circumstances exist that could result in material liability to the Company under Title IV or Section 302 of ERISA.

            (iv)  Except as set forth in Section 4.1(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (or any termination of employment in connection with the Transactions) will (A) result in any payment becoming due to any current or former director or employee of the Company or any of its affiliates from the Company or any of its affiliates under any Company Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any such benefits, except for any payments or vesting which would occur upon a termination of employment absent the consummation of the Transactions or which arise under any plan, agreement or arrangement offered or maintained by Parent.

          (k)    Tax Matters.    Neither the Company nor any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

          (l)    Litigation.    Except as disclosed in the Company SEC Reports or Section 4.1(l) of the Company Disclosure Letter, there are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would, or would reasonably be anticipated to, have a Company Material Adverse Effect.

        4.2    Representations and Warranties of Parent.    Parent hereby represents and warrants to the Company as follows:

          (a)    Organization and Qualification.    Each of Parent, and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly licensed or qualified and in good standing that would not, individually or in the aggregate, have a Parent Material Adverse Effect. "Parent Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole, in each case excluding (A) changes in economic or regulatory conditions in the industries in which Parent carries on business as of the date hereof, and changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, and (B) changes resulting from the announcement of the Transactions and any other public announcement of the Company during the term of this Agreement.

          (b)    Capitalization.    As of the date hereof, the authorized capital stock of Parent consists of 1,600,000,000 shares of Parent Common Stock, 400,000,000 shares of Parent B Common Stock and 100,000,000 shares of Parent Preferred Stock. At the close of business on February 28, 2003, (a) 438,940,942 shares of Parent Common Stock were issued and 432,303,895 shares of Parent Common Stock were outstanding, 64,629,996 shares of Parent Class B Common Stock and 13,118,182 shares of Parent Preferred Stock were issued and outstanding, in each case, except as disclosed in the Parent's proxy statement dated March 25, 2002 (the "Parent Proxy Statement"), not subject to any preemptive rights, and (b) 6,637,047 shares of Parent Common Stock, no shares of Parent Class B Common Stock and no shares of Parent Preferred Stock were held in treasury by Parent or by subsidiaries of Parent. Other than (a) options to purchase 76,178,616 shares of Parent Common Stock issued pursuant to employee benefit plans and agreements of Parent, (b) 79,280,240 shares of Parent Common Stock issuable upon exercise of outstanding warrants, (c) up to 25,720,819 shares of Parent Common Stock issuable upon conversion of Parent Series A Preferred Stock, (d) 456,169 restricted shares of Parent Common Stock, and (e) 2,604,002 shares of Parent Common Stock issuable in respect of restricted units and (f) 97,814 shares of Parent Common Stock issuable pursuant to Parent's Bonus Stock Purchase Program, as of February 28, 2003, except in connection with this Agreement, as disclosed in the disclosure letter delivered by Parent to the Company on or prior to the date hereof (the "Parent Disclosure Letter"), or in connection with the agreements described in the Parent Proxy Statement, as of February 28, 2003, (y) there were no options, warrants, rights, puts, calls, commitments or other contracts, arrangements or understandings issued by or binding upon Parent requiring or providing for, and (z) there are no outstanding debt or equity securities of Parent which upon the conversion, exchange or exercise thereof would require or provide for the issuance by Parent of any new or additional shares of Parent Common Stock (or any other securities of Parent) which, with or without notice, lapse of time and/or payment of monies, are or would be convertible into or exercisable or exchangeable for Parent Common Stock (or any other securities of Parent). Since February 28, 2003 through the date hereof, Parent has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date and the vesting of restricted stock units. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which, as of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. The shares of Parent Common Stock to be issued in the Merger will, upon issuance, be validly issued, fully paid, nonassessable, except as disclosed in the Parent Proxy Statement, not subject to any preemptive rights, and free and clear of all security interests, liens, claims, pledges or other encumbrances of any nature whatsoever (in each case to which Parent is a party).

          (c)    Authority Relative to this Agreement; Board Approval.

            (i)    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent, and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on their part are necessary to authorize this Agreement, or to consummate the Transactions (other than the approval of the NASD listing application with respect to the issuance of shares of Parent Common Stock in the Merger). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal and binding obligations of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (B) the availability of specific performance or injunctive relief and other equitable remedies.

            (ii)  The Board of Directors of Parent has, prior to the execution of this Agreement, (A) approved this Agreement and the Transactions, and (B) determined that the Transactions are fair to and in the best interests of the stockholders of Parent. This Agreement and the Transactions have been approved by Parent's stockholders acting by written consent without a meeting of Parent's stockholders.

          (d)    No Conflict; Required Filings and Consents.

            (i)    The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of their respective obligations hereunder and the consummation of the Transactions by them will not, (A) conflict with or violate their respective Certificates of Incorporation, Bylaws or equivalent organizational documents; (B) subject to compliance with the requirements set forth in Section 4.2(d)(ii), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which their respective properties are bound or affected; or (C) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party or of Parent or Merger Sub under, or give to others any rights of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any of them is a party or by which any of them or any of their respective properties are bound or affected, except in the cases of clauses (B) and (C) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement in any material respect, and would not have, individually or in the aggregate, a Parent Material Adverse Effect. There are no material consents, waivers, and approvals under any agreements, contracts, licenses or leases required to be obtained by Parent or Merger Sub in connection with entering into of this Agreement or the consummation of the Transactions.

            (ii)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of their respective obligations hereunder and the consummation of the Transactions by them will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Entity, except (A) the filing of documents to satisfy the applicable requirements, if any, of the Exchange Act or state takeover laws, (B) the filing, and effectiveness of the Form S-4, including the Proxy and Information Statement/Prospectus in definitive form relating to the Transactions, (C) the filing of the Articles of Merger with the Washington Secretary and appropriate corresponding documents with the Secretary of State of other states in which the Company is qualified to transact business as a foreign corporation, (D) filings under the rules and regulations of the NASD, and (E) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications (1) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent or delay in any material respect Parent and Merger Sub from performing their obligations under this Agreement or (2) would not, individually or in the aggregate, have a Parent Material Adverse Effect.

          (e)    Compliance with Laws.    Except as set forth in Section 4.2(e) of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which any of their respective properties is bound, or (ii) whether after the giving of notice or passage of time or both, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their respective properties is bound, except for any such conflicts, defaults or violations which do not and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

          (f)    SEC Filings; Financial Statements.

            (i)    Parent has made available to the Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after January 1, 2002 and prior to the date of this Agreement (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since such date; provided that, if Parent amends any of the Parent SEC Reports, such amendment shall not mean or imply that any representation or warranty in this Agreement was not true when made or became untrue thereafter. As of their respective dates, the Parent SEC Reports (A) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with respect to information included in the Parent SEC Reports that was provided in writing by the Company.

            (ii)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q or the Exchange Act regulations promulgated by the SEC) and each fairly presented the consolidated financial position of Parent and its consolidated subsidiaries in all material respects as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited interim financial statements, to normal audit adjustments which were not and are not expected, individually or in the aggregate, to be material in amount).

          (g)    Registration Statement; Proxy and Information Statement/Prospectus.    None of the information supplied or to be supplied by Parent in writing specifically for inclusion or incorporation by reference in (i) the Form S-4 in connection with the issuance of the Parent Common Stock in or as a result of the Merger will, at the time the Form S-4 is filed with the SEC and at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (ii) the Proxy and Information Statement/Prospectus will, at the date the Proxy and Information Statement/Prospectus is mailed to the stockholders of the Company and the stockholders of Parent and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information provided by or required to be provided by the Company and/or by its auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Form S-4 or the Proxy and Information Statement/Prospectus. The Form S-4 and the Proxy and Information Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, respectively, and the rules and regulations promulgated by the SEC thereunder.

          (h)    Brokers.    Other than Allen & Company Incorporated (the "Parent Banker"), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

          (i)    Interim Operations of Merger Sub.    Merger Sub is a direct wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

          (j)    Tax Matters.    Neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

          (k)    Litigation.    Except as disclosed in the Parent SEC Reports or Section 4.2(k) of the Parent Disclosure Letter, there are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would, or would reasonably be anticipated to, have a Parent Material Adverse Effect.

          (l)    Ownership of Company Common Stock.    As of the date hereof, Parent owns directly 1,873,630 shares of Company Common Stock and 69,002,382 shares of Company Class B Common Stock. No subsidiary of Parent, including Merger Sub, owns any shares of Company Stock.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1    Information and Access.    (a) From the date of this Agreement and continuing until the Effective Time, Parent, as to itself, and Merger Sub, on the one hand, and the Company, as to itself and its subsidiaries, on the other hand, each agrees that it shall afford and, with respect to clause (b) below, shall cause its independent auditors to afford, (a) to the officers, independent auditors, counsel and other representatives of the other reasonable access, upon reasonable advance notice, to its (and in the case of Parent, Merger Sub's, and in the case of the Company, its subsidiaries') properties, books, records (including tax returns filed and those in preparation) and executives and personnel in order that the other may have a full opportunity to make such investigation as it reasonably desires to make of the other consistent with their rights under this Agreement, and (b) to the independent auditors of the other, reasonable access to the audit work papers and other records of its independent auditors. No investigation pursuant to this Section 5.1 shall affect or otherwise obviate or diminish any representations and warranties of any party or conditions to the obligations of any party. No party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege or the institution in possession or control of such information or contravene any law, rule, regulations, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)  Each of the parties hereto shall hold all information furnished by or on behalf of any other party or its representatives pursuant to Section 5.1(a) in confidence in accordance with the provisions of the non-disclosure agreement, dated June 1, 2001, as amended, between Parent and the Company.

        5.2    Conduct of Business of the Company.    Except as contemplated by this Agreement (including Section 5.2 of the Company Disclosure Letter) or with respect to Approved Matters, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, (a) the Company and its subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice, including, without limitation, consulting with, advising and obtaining the approval of Parent, in each case consistent with past practice, and (b) without limiting the provisions of clause (a) in this paragraph, neither the Company nor any of its subsidiaries shall without the prior written consent of Parent (or, to the extent consistent with past practice with regard to the matter at issue, the prior oral consent of Parent):

          (a)  declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock, except dividends or distributions declared and paid by a wholly owned subsidiary of the Company only to the Company or another wholly owned subsidiary of the Company;

          (b)  split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock;

          (c)  issue, deliver, pledge, encumber or sell, or authorize or propose the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (other than the issuance of such capital stock to the Company or a wholly owned subsidiary of the Company, or upon the exercise or conversion of outstanding options or warrants in accordance with a Company Stock Plan in effect on the date of this Agreement or other convertible or exchangeable securities outstanding on the date hereof, in each case in accordance with its present terms, or issuances of employee stock options in the ordinary course of business, consistent with past practice and consistent with operating practices currently in place between the Company and Parent), authorize or propose any change in its equity capitalization, or amend any of the financial or other economic terms of such securities or the financial or other economic terms of any agreement relating to such securities;

          (d)  amend its Articles of Incorporation, Bylaws or other organizational documents in any manner;

          (e)  take any action that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article VI not being satisfied;

          (f)    merge or consolidate with any other person, or acquire any assets or capital stock of any other person, other than acquisitions of assets in the ordinary course of business, such as for inventory or relating to the ordinary operations of the Company;

          (g)  incur any indebtedness for money borrowed or guarantee any such indebtedness of another person or increase indebtedness for money borrowed outstanding under any current agreement relating to indebtedness for money borrowed, except as disclosed on Section 5.2 of the Company Disclosure Letter or in the ordinary course of business;

          (h)  make or authorize any capital expenditures of the Company and its subsidiaries taken as a whole, other than capital expenditures permitted pursuant to Section 5.2 of the Company Disclosure Letter, that are part of the Company's then existing budget, which has previously been approved by the Company and Parent in the ordinary course, or in the ordinary course of business, consistent with past practice and consistent with operating practices currently in place between the Company and Parent;

          (i)    except as may be required by changes in applicable law or GAAP, change any method, practice or principle of accounting, or change in any material respect its methods of reporting income and deductions for United States federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 2001, except as required by changes in law or regulation;

          (j)    enter into any new employment agreements, or increase the compensation of any officer or director of the Company or any senior executive of any of its subsidiaries or operating units (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such person has the right to any form of compensation from the Company or any of its subsidiaries), other than as required by law or by written agreements in effect on the date hereof with such person, or in the ordinary course of business, consistent with past practice and consistent with operating practices currently in place between the Company and Parent, or otherwise amend in any material respect any existing agreements with any such person other than in the ordinary course of business, consistent with past practice and consistent with operating practices currently in place between the Company and Parent, or use its discretion to amend any Company Benefit Plan or accelerate the vesting or any payment under any Company Benefit Plan;

          (k)  enter into any transaction with any current or former officer or director of the Company or any senior executive of any of its subsidiaries or operating units, other than as provided for in the terms of any agreement in effect on or prior to the date hereof and described in the Company Disclosure Letter;

          (l)    settle or otherwise compromise any material litigation, arbitration or other judicial or administrative dispute or proceeding relating to the Company or any of its subsidiaries; or

          (m)  authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        5.3    Conduct of Business of Parent.    Except as contemplated by this Agreement (including the Parent Disclosure Letter), and agreements described in the Parent Proxy Statement or any Parent SEC Report, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, Parent shall not, without the prior written consent of the Company, take any action that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article VI not being satisfied.

        5.4    Preparation of Form S-4, Proxy and Information Statement/Prospectus; Other Filings.    In order to satisfy the timing considerations with respect to the Company Stockholders Meeting set forth in Section 5.5, Parent and the Company shall cooperate in preparing and cause to be filed with the SEC a proxy statement relating to the Company Stockholders Meeting and an information statement relating to the actions taken by written consent by Parent's stockholders to approve this Agreement and the Transactions (as amended or supplemented from time to time, the "Proxy and Information Statement/Prospectus"), and Parent and the Company shall cooperate in preparing and Parent shall cause to be filed with the SEC the Form S-4. The Proxy and Information Statement/Prospectus will be included in the S-4 as a prospectus in and will constitute a part of the Form S-4. Each of Parent and the Company shall use its reasonable best efforts to respond to any comments of the SEC, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy and Information Statement/Prospectus in definitive form to be mailed to the Parent's and Company's respective stockholders sufficiently in advance of the Company Stockholders Meeting. At the option of Parent, Parent may include as part of the Proxy and Information Statement/Prospectus notice of action taken by the written consent of stockholders relating to an amendment to the Parent's Certificate of Incorporation as described in Section 5.4 of the Parent Disclosure Letter. As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal laws relating to the Transactions (the "Other Filings"). Each of the Company and Parent will notify the other party promptly of the receipt of any comments, whether oral or written, from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Form S-4 or the Proxy and Information Statement/Prospectus or any Other Filing or for additional information, and will supply the other party with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Form S-4, the Proxy and Information Statement/Prospectus or the Merger. No amendment or supplement to the Form S-4 or Proxy and Information Statement/Prospectus will be made by the Company or Parent without the prior approval of the other party, except as required by applicable laws and then only to the extent necessary, or without providing the other party the opportunity to review and comment thereon. Parent shall advise the Company promptly after it receives notice thereof, of the time when the Form S-4 has been declared effective, the issuance of any stop order, or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4, the Proxy and Information Statement/Prospectus or any Other Filing so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or an event occurs which is required to be set forth in an amendment or supplement to the Form S-4, the Proxy and Information Statement/Prospectus or any Other Filing, the party that discovers such information shall promptly notify the other party and an amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company's stockholders and/or Parent's stockholders, as applicable. The Proxy and Information Statement/Prospectus shall include, subject to applicable fiduciary duties (based on advice of outside counsel to the Special Committee), the recommendations of the Board of Directors of the Company in favor of approval of this Agreement and the Transactions; provided that the Board of Directors of the Company will not recommend approval of this Agreement and the Transactions without the approval of the Special Committee. The Company and Parent each shall promptly provide the other (or its counsel) copies of all filings made by it with any Governmental Entity in connection with this Agreement and the Transactions.

        5.5    Company Stockholder Approval.

        (a)  The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of the Company's stockholders (the "Company Stockholders Meeting") on August 1, 2003 or such earlier date as is agreed to by the parties, for the purpose of obtaining the Company Stockholder Approval and shall take all lawful action to solicit the Company Stockholder Approval. Subject to the second to last sentence in Section 5.4, the Board of Directors of the Company shall recommend the adoption of the plan of merger contained in this Agreement by the Company stockholders to the effect as set forth in Section 4.1(c)(ii) (the "Company Recommendation"), and, subject to the second to last sentence in Section 5.4, shall not (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent the Company Recommendation or (ii) take any action or make any statement in connection with the Company Stockholders Meeting inconsistent with the

Company Recommendation (collectively, a "Change in the Company Recommendation"). Notwithstanding anything to the contrary herein, this Agreement shall be submitted to the Company stockholders at the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation.

        (b)  Parent agrees that at the Company Stockholders Meeting, Parent shall (i) appear, in person or by proxy, so that all shares of the Company owned directly or indirectly by it are counted for the purpose of obtaining a quorum at the Company Stockholders Meeting, and at any adjournment or adjournments thereof, and (ii) vote, in person or by proxy, with respect to all such shares of the Company owned directly or indirectly by it to adopt the Agreement as approved by the Board of Directors of the Company. If this Agreement is subsequently amended and such amendment is approved by the Board of Directors of Parent and the Company or if a subsequent consent is deemed necessary to consummate the Transactions contemplated by this Agreement, then Parent shall as soon thereafter as practicable either at a meeting of the Company's stockholders at which any proposal to adopt this Agreement, as amended, is proposed, cause all shares of Company Stock owned directly or indirectly by it on the date hereof (i) to appear, in person or by proxy, so that all such shares are counted for the purpose of obtaining a quorum at any such meeting of stockholders of the Company, and at any adjournment or adjournments thereof, and (ii) to vote, in person or by proxy, with respect to such shares to adopt this Agreement, as amended. Parent shall cause all shares of Company Stock owned directly or indirectly by it on the date hereof to vote against any proposal that is contrary to the adoption of this Agreement and the Transactions contemplated hereby.

        5.6    Agreements to Take Reasonable Action.

        (a)  The parties shall take, and shall cause their respective subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the Merger and shall take all reasonable actions necessary to cooperate promptly with and furnish information to the other parties in connection with any such requirements imposed upon them or any of their subsidiaries in connection with the Merger. Each party shall take, and shall cause its subsidiaries to take, all reasonable actions necessary (i) to obtain (and will take all reasonable actions necessary to promptly cooperate with the other parties in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by it (or by the other parties or any of their respective subsidiaries) in connection with the Transactions or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting its ability to consummate the Transactions; (iii) to fulfill all conditions applicable to the parties pursuant to this Agreement; (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; (v) to defend any lawsuit or other legal proceeding, whether judicial or administrative, challenging the Agreement, the consummation of the Transactions or the terms thereof; and (vi) to execute and deliver any additional agreements or instruments necessary to consummate the Transactions and fully carry out the purposes of the Agreement provided, however, that with respect to clauses (i) through (vi) above, the parties will take only such curative measures (such as licensing and divestiture) as the parties determine to be reasonable.

        (b)  Subject to the terms and conditions of this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the Merger and the Transactions, subject to the appropriate approval of the stockholders of the Company.

        5.7    Consents.    Parent and the Company shall each use all reasonable efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required in order to permit the consummation of the Merger and the Transactions and to enable Parent and the Surviving Corporation to conduct and operate the business of Parent and the Company and their respective subsidiaries, substantially as presently conducted and as contemplated to be conducted.

        5.8    Nasdaq Quotation.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable to the stockholders of the Company in the Merger (including the shares of Parent Common Stock reserved for issuance with respect to Company Stock Options and Company Stock-Based Awards) to be eligible for quotation on Nasdaq (or other national market or exchange on which Parent Common Stock is then traded or quoted) prior to the Effective Time.

        5.9    Affiliates.    At least ten Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a list of names and addresses of those persons who, in the judgment of the Company, may be deemed at the time this Agreement is submitted for Company Stockholder Approval, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act and applicable rules and regulations. The Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, from each of the affiliates of the Company identified in the foregoing list, agreements substantially in the form attached to this Agreement as Exhibit B.

        5.10    Indemnification.    (a) Parent shall maintain in effect for the benefit of individuals who at or prior to the Effective Time were directors or officers of the Company the current provisions regarding indemnification and exculpation of officers and directors (including with respect to advancement of expenses) contained in the Articles of Incorporation and Bylaws of the Company on the date hereof, which provisions shall not be amended, modified or otherwise repealed for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of such individuals, unless such modification is required after the Effective Time by applicable law and then only to the minimum extent required by such applicable law or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder; provided, however, that if any claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) hereunder in respect of such claims shall continue, without diminution, until disposition of all such claims.

        (b)  The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), to the maximum extent permitted under applicable law, provide to the current directors and officers of the Company the maximum indemnification protection (including with respect to advancement of expenses, including advancing expenses as incurred) permitted under the WBCA, for a period of six (6) years after the Effective Time; provided, however, that if any claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) hereunder in respect of such claims shall continue, without diminution, until disposition of all such claims.

        (c)  The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume, honor and fulfill in all respects the obligations of the Company pursuant to any indemnification agreements, including those contained in employment agreements (the employee parties under such agreements being referred to as the "Covered Persons") with the Company's directors, officers and other employees (if any) existing at the Effective Time. In addition, Parent shall provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Company's current and former directors and officers who are currently covered by the Company's existing insurance and indemnification policy with an insurance and indemnification policy (including, without limitation, by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy (it being acknowledged and understood that the Company currently indemnifies its officers and directors for claims to the extent permitted under the WBCA and pays its obligations thereunder out of its assets and maintains D&O Insurance solely for claims not so indemnifiable or for which the Company's assets are insufficient to cover), or, if substantially equivalent insurance coverage is unavailable, the most advantageous D&O Insurance obtainable for an annual premium equal to 200% of the annual premium currently in place for the Company for such insurance; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently in place for the Company for such insurance, calculated on the basis of a fair allocation of the portion of such premium if Parent arranges such coverage on a group basis.

        (d)  This Section 5.10 shall survive the Effective Time, is intended to benefit the Surviving Corporation and the Covered Persons and shall be enforceable by the Covered Persons, their heirs, assigns and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of such party, shall assume the obligations set forth in this Section 5.10.

        5.11    Notification of Certain Matters.    Each of the Company and Parent shall give prompt notice to the other such party of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of the Company or Parent, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        5.12    Employee Arrangements.    From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill all written employment, severance, termination, consulting and retirement agreements and severance plans, as in effect on the date hereof, to which the Company or any of its subsidiaries is a party, pursuant to the terms thereof and applicable law.

        5.13    Reorganization.    From and after the date hereof, each of Parent and the Company and each of their respective subsidiaries shall not, and shall use reasonable efforts to cause their affiliates not to, take any action, or fail to take any action, which action or failure to act would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or enter into any contract, agreement, commitment or arrangement that would have such effect. Each of Parent and the Company and each of their respective subsidiaries shall use reasonable efforts to obtain the opinions of counsel referred to in Sections 6.2(c) and 6.3(c), including the execution of the officers' certificates referred to therein.

        5.14    Public Announcements.    The initial press release relating to the Transactions shall be a joint press release, to be agreed upon by the Parent and the Company. Thereafter, Parent and the Company shall use their reasonable best efforts to consult with each other before issuing any press release with respect to this Agreement or the Transactions.

        5.15    Stockholder Litigation.    Each of the Company and the Parent shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against the Company or the Parent and their respective directors and officers, as applicable, relating to the Transactions or this Agreement.

        5.16    Section 16b-3.    Parent and the Company shall take all reasonable steps to cause the transactions contemplated by Article III and any other disposition of equity securities of the Company or Parent (including derivative securities) or acquisitions of equity securities of Parent by each individual who (a) is a director or officer of the Company or Parent, or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI
CONDITIONS PRECEDENT

        6.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of each party to effect the Merger are subject to the satisfaction prior to the Closing Date of the following conditions:

          (a)    Mailing of Proxy and Information Statement/Prospectus and Stockholder Approval.    Twenty (20) Business Days shall have elapsed from the commencement of mailing of the Proxy and Information Statement/Prospectus to the Company's and Parent's stockholders, and the Company Stockholder Approval shall have been obtained.

          (b)    Effectiveness of the Form S-4.    The Form S-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

          (c)    Governmental Entity Approvals.    All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity, if any, necessary for the consummation of the Merger shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect.

          (d)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by a Governmental Entity be pending which would reasonably be expected to restrain or prohibit the consummation of the Merger; and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced which makes the consummation of the Merger illegal or prevents or prohibits the Merger.

          (e)    Nasdaq Quotation.    The shares of Parent Common Stock issuable to the holders of Company Common Stock pursuant to the Merger (including the shares of Parent Common Stock reserved for issuance with respect to Company Stock Options and Company Stock-Based Awards) shall have been authorized for quotation on Nasdaq (or other national market or exchange on which Parent Common Stock is then traded or quoted), upon official notice of issuance.

        6.2    Conditions of Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following additional conditions, unless waived in writing by Parent:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in Sections 4.1(g) shall be true and correct as of the Closing Date as if made on such date, (ii) the representations and warranties of the Company set forth in Section 4.1(b) shall be true and correct as of the Closing Date as if made on such date (except for inaccuracies that are not significant in amount), and (iii) except to the extent that the failure of the representations and warranties of the Company set forth in this Agreement to be true and correct, in the aggregate, would not have a Company Material Adverse Effect, the representations and warranties of the Company made in this Agreement, without regard to any materiality or "Material Adverse Effect" qualification therein, shall be true and correct as of the date hereof, and (iii) Parent shall have received a certificate signed by a senior executive officer of the Company certifying the fulfillment of the conditions set forth in clauses (i) through and including (iii) of this Section 6.2(a).

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all of its obligations and covenants, taken as a whole, required to be performed by it under this Agreement prior to or as of the Closing Date, and Parent shall have received a certificate to such effect signed by a senior executive officer of the Company.

          (c)    Tax Opinion.    Parent shall have received from Wachtell, Lipton, Rosen & Katz, counsel to Parent, a written opinion dated the Closing Date to the effect that for U.S. federal income tax purposes the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Parent shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company.

        6.3    Conditions of Obligations of the Company.    The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, unless waived in writing by the Company:

          (a)    Representations and Warranties.    (i) The representations and warranties of Parent set forth in Section 4.2(g) shall be true and correct as of the Closing Date as if made on such date, (ii) the representations and warranties of Parent set forth in Section 4.1(b) shall be true and correct as of the date hereof (except for inaccuracies that are not significant in amount), (iii) except to the extent that the failure of the representations and warranties of Parent set forth in this Agreement to be true and correct, in the aggregate, would not have a Parent Material Adverse Effect, the representations and warranties of Parent made in this Agreement, without regard to any materiality or "Material Adverse Effect" qualification therein, shall be true and correct as of the date hereof, and (iv) the Company shall have received a certificate signed by a senior executive officer of Parent certifying the fulfillment of the conditions set forth in clauses (i) through and including (iii) of this Section 6.2(a).

          (b)    Performance of Obligations of Parent and Merger Sub.    Parent and Merger Sub shall have performed in all material respects all of their respective obligations and covenants, taken as a whole, required to be performed by such parties under this Agreement prior to or as of the Closing Date, and the Company shall have received certificates to such effect signed by a senior executive officer of Parent.

          (c)    Tax Opinion.    The Company shall have received from Shearman & Sterling, special counsel to the Company, a written opinion dated the Closing Date to the effect that for U.S. federal income tax purposes the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Company shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company.

ARTICLE VII

TERMINATION

        7.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company and Parent:

          (a)  by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

          (b)  by either Parent or the Company if the Merger shall not have been consummated by October 15, 2003 (provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

          (c)  by either Parent or the Company, if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

          (d)  by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) shall have become incapable of fulfillment and such breach shall not have been waived by the Company; or

          (e)  by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) shall have become incapable of fulfillment and such breach shall not have been waived by Parent.

        7.2    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.1(b), 5.14 (solely with respect to any press release announcing the termination of this Agreement), this Section 7.2, Section 7.3, and Article VIII, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability for any breach of this Agreement.

        7.3    Fees and Expenses.    All fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such expenses, whether or not the Merger is consummated. The Company is permitted to and shall pay the fees and expenses of their financial, legal and other advisors on the Closing Date.

ARTICLE VIII

GENERAL PROVISIONS

        8.1    Amendment.    This Agreement (including the Exhibits and Disclosure Letters hereto) may be amended prior to the Effective Time by Parent and the Company at any time before or after approval of the Merger by the stockholders of the Company and Parent, provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        8.2    Extension; Waiver.    At any time prior to the Effective Time (whether before or after approval of the stockholders of the Company and Parent), Parent and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any extension or waiver on behalf of the Company shall be taken only upon the approval of the Special Committee. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

        8.3    Nonsurvival of Representations, Warranties and Agreements.    All representations, warranties and agreements in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall not survive the Merger, except for the agreements contained in Article III (Conversion of Securities), Section 5.10 (Indemnification), 5.12 (Employee Arrangements) and 5.13 (Reorganization), each of which shall survive the Merger.

        8.4    Entire Agreement.    This Agreement (including the Exhibits and Disclosure Letters hereto) contains the entire agreement among all of the parties with respect to the subject matter hereof and supersedes all prior arrangements and understandings, both written and oral, with respect thereto, but shall not supersede any agreements among any group of the parties hereto entered into on or after the date hereof.

        8.5    Severability.    It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

        8.6    Notices.    All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a)  if to Parent or Merger Sub, to:

      USA Interactive
      Carnegie Hall Tower
      152 West 57th Street
      42nd Floor
      New York, New York 10019
      Attention: General Counsel
      Telecopier: 212-314-7329

    with a copy to:

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, NY 10019
      Attention: Pamela S. Seymon
                          Andrew J. Nussbaum
      Telecopier: (212) 403-2000

        (b)  if to the Company, to:

      Expedia, Inc.
      13810 SE Eastgate Way
      Suite 400
      Bellevue, Washington 98005
      Attention: General Counsel
      Telecopier: (425) 564-7240

    with a copy to:

      Shearman & Sterling
      599 Lexington Avenue
      New York, NY 10022
      Attention: Peter D. Lyons
      Telecopier: (212) 848-7179

All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally recognized overnight courier, on the Business Day following dispatch and (d) in the case of mailing, on the third Business Day following such mailing.

        8.7    Headings; Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, "subsidiary" with respect to any person shall mean any affiliate controlled by such person, directly or indirectly through one or more intermediaries, provided that under no circumstances shall the Company and its subsidiaries be deemed to be subsidiaries of Parent.

        8.8    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        8.9    Benefits; Assignment.    This Agreement is not intended to confer upon any person other than the parties any rights or remedies hereunder and shall not be assigned by operation of law or otherwise; provided, however, that (a) the officers and directors of the Company are intended beneficiaries of the covenants and agreements contained in Section 5.10, and (b) the Special Committee is the intended beneficiary of the agreement contained in Section 8.11.

        8.10    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein, without giving effect to laws that might otherwise govern under applicable principles of conflicts of law.

        8.11    Special Committee.    Prior to the Effective Time, any determination to be made, or action to be taken, by the Company under this Agreement shall be made or taken only upon the approval of the Special Committee.

        IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

USA INTERACTIVE
By:	/s/ JULIUS GENACHOWSKI
	Name:	Julius Genachowski
	Title:	Executive Vice President, General Counsel and Secretary
EXPEDIA, INC.
By:	/s/ GREGORY S. STANGER
	Name:	Gregory S. Stanger
	Title:	Senior Vice President and Chief Financial Officer
EQUINOX MERGER CORP.
By:	/s/ JULIUS GENACHOWSKI
	Name:	Julius Genachowski
	Title:	Vice President

APPENDIX B

                      March 18, 2003

Special Committee of the Board of Directors
Expedia, Inc.
13810 SE Eastgate Way, Suite 400
Bellevue, Washington 98005

        Members of the Special Committee of the Board:

        We understand that Expedia, Inc. ("Expedia" or the "Company"), USA Interactive, Inc. ("USAI"), and a direct wholly owned subsidiary of USAI ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated March 18, 2003 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of the Company and Merger Sub. Pursuant to the Merger, the Company will become a wholly owned subsidiary of USAI, and each outstanding share of common stock, par value $0.01 per share (the "Company Common Stock"), of Expedia and each outstanding share of Class B common stock, par value $0.01 per share (the "Company Class B Common Stock"), of Expedia, other than shares held in treasury or as to which dissenters' rights have been perfected, will be converted into the right to receive 1.93875 shares (the "Exchange Ratio") of common stock, par value $0.01 per share (the "USAI Common Stock") of USAI. We understand that USAI presently owns approximately 59.8% (approximately 51.1% on a fully diluted basis) of the outstanding Company Common Stock and all of the outstanding Class B Common Stock. We also understand that USAI has agreed to waive issuance of the consideration in exchange for the shares of Company Common Stock and Company Class B Common Stock held by it. The terms of the Merger are more fully set forth in the Merger Agreement.

        You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of shares of the Company Common Stock (other than USAI and its affiliates).

        For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of the Company and USAI;

  (ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

  (iii)
  reviewed certain financial forecasts related to the Company prepared by the management of the Company;

  (iv)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (v)
  reviewed certain internal financial statements and other financial and operating data concerning USAI prepared by the management of USAI;

  (vi)
  discussed the past and current operations and financial condition and the prospects of USAI with senior executives of USAI;

  (vii)
  considered information relating to certain strategic, financial and operational benefits anticipated from the Merger;

  (viii)
  analyzed the pro forma impact of the Merger on USAI's earnings per share;

  (ix)
  reviewed the reported prices and trading activity of the Company Common Stock and of the USAI Common Stock;

  (x)
  compared the financial performance of the Company and USAI and the prices and trading activity of the Company Common Stock and the USAI Common Stock with that of certain comparable publicly-traded companies and their securities;

  (xi)
  reviewed the financial terms, to the extent publicly available, of selected minority buy-back transactions;

  (xii)
  participated in discussions and negotiations among representatives of the Company and USAI and their financial and legal advisors;

  (xiii)
  reviewed the Merger Agreement and certain related documents; and

  (xiv)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements, other financial and operating data, and financial forecasts, including certain strategic, financial and operational benefits anticipated from the combination of the Company and USAI, we have assumed that they have been reasonably prepared on bases reflecting the management's best currently available estimates and judgments of the future financial performance of the Company and USAI, respectively. We have not made any independent valuation or appraisal of the assets or liabilities or technology of the Company or USAI, nor have we been furnished with any such appraisals. In arriving at our opinion, we have relied primarily on publicly available information on USAI provided by USAI or equity research analysts who cover USAI and certain internal financial statements provided by USAI. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification or waiver, including among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        In arriving at our opinion, we were not authorized to solicit, and did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets.

        We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the merger and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of those services.

        It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company appointed to evaluate and review the Merger and may not be used for any other purpose without our prior written consent, except that a copy of our opinion may be included in its entirety in any documents required to be filed by the Company with the Securities and Exchange Commission with respect to the Merger. This opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock regarding their vote on the Merger. In addition, this opinion does not in any manner address the prices at which the USAI Common Stock or the Company Common Stock will actually trade at any time.

        Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than USAI and its affiliates).

Very truly yours, MORGAN STANLEY & CO. INCORPORATED
By:	/s/ CHARLES R. CORY Charles R. Cory Managing Director

APPENDIX C

WASHINGTON BUSINESS CORPORATION ACT
CHAPTER 23B.13
DISSENTERS' RIGHTS

SECTIONS

23B.13.010	Definitions.
23B.13.020	Right to dissent.
23B.13.030	Dissent by nominees and beneficial owners.
23B.13.200	Notice of dissenters' rights.
23B.13.210	Notice of intent to demand payment.
23B.13.220	Dissenters' rights—Notice.
23B.13.230	Duty to demand payment.
23B.13.240	Share restrictions.
23B.13.250	Payment.
23B.13.260	Failure to take action.
23B.13.270	After-acquired shares.
23B.13.280	Procedure if shareholder dissatisfied with payment or offer.
23B.13.300	Court action.
23B.13.310	Court costs and counsel fees.

23B.13.010 Definitions.

        As used in this chapter:

          (1)  "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2)  "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

          (3)  "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (4)  "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (5)  "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6)  "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (7)  "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020. Right to dissent.

          (1)  A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

            (a)  Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

            (b)  Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

            (c)  Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

            (d)  An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

            (e)  Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

          (2)  A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

          (3)  The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

            (a)  The proposed corporate action is abandoned or rescinded;

            (b)  A court having jurisdiction permanently enjoins or sets aside the corporate action; or

            (c)  The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030. Dissent by nominees and beneficial owners.

          (1)  A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

          (2)  A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

            (a)  The beneficial shareholder submits to the corporation the record shareholder's consent to the dissent not later than the time the beneficial shareholder asserts dissenters'

    rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

            (b)  The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200. Notice of dissenters' rights.

          (1)  If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

          (2)  If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters' rights that the action was taken and send them the notice described in RCW 23B.13.220.

23B.13.210. Notice of intent to demand payment.

          (1)  If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

          (2)  A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220. Dissenters' rights—Notice.

          (1)  If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

          (2)  The notice must be sent within ten days after the effective date of the corporate action, and must:

            (a)  State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

            (b)  Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

            (c)  Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

            (d)  Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

            (e)  Be accompanied by a copy of this chapter.

23B.13.230. Duty to demand payment.

          (1)  A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates, all in accordance with the terms of the notice.

          (2)  The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

          (3)  A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder's shares under this chapter.

23B.13.240. Share restrictions.

          (1)  The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

          (2)  The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250. Payment.

          (1)  Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

          (2)  The payment must be accompanied by:

            (a)  The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

            (b)  An explanation of how the corporation estimated the fair value of the shares;

            (c)  An explanation of how the interest was calculated;

            (d)  A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

            (e)  A copy of this chapter.

23B.13.260. Failure to take action.

          (1)  If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

          (2)  If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270. After-acquired shares.

          (1)  A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

          (2)  To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280. Procedure if shareholder dissatisfied with payment or offer.

          (1)  A dissenter may deliver a notice to the corporation informing the corporation of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

            (a)  The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

            (b)  The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

            (c)  The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

          (2)  A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B.13.300. Court action.

          (1)  If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          (2)  The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

          (3)  The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

          (4)  The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

          (5)  The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

          (6)  Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310. Court costs and counsel fees.

          (1)  The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

          (2)  The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

            (a)  Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

            (b)  Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

          (3)  If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        The Registrant's Restated Certificate of Incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Amended and Restated By-Laws provide that the directors and officers (and legal representatives of such directors and officers) will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The Registrant's Amended and Restated By-Laws further provide that directors and officers (and legal representatives of such directors and officers) will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. The Registrant's Amended and Restated By-Laws allow the Registrant to pay all expenses incurred by a director or officer (or legal representatives of such directors or officers) in defending any proceeding in which the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. The Registrant has policies of directors' and officers' liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

        Section 145 of the General Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 21. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of March 18, 2003, by and between USA Interactive, Expedia, Inc. and Equinox Merger Corp. (incorporated by reference to Appendix A to the proxy and information statement/prospectus included in this Registration Statement).
3.1	Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit 3.1 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
3.2	Amendment to the Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit A of USA Interactive's Definitive Information Statement filed on November 19, 2001).

3.3
Certificate of Ownership and Merger Merging Taiwan Travel, Inc. into USA Networks, Inc. (incorporated by reference to Exhibit 3.3 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
3.4	Amended and Restated By-Laws of USA Interactive (incorporated by reference to Exhibit 99.1 of USA Interactive's Current Report on Form 8-K, filed on September 20, 2002).
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Shearman & Sterling as to certain tax matters.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1 hereto).
23.5	Consent of Shearman & Sterling (included in Exhibit 8.2 hereto).
24.1	Powers of Attorney.
99.1	Consent of Stockholders of USA in lieu of Stockholders' Meeting, dated as of March 18, 2003.
99.2	Opinion of Morgan Stanley & Co. Incorporated (incorporated by reference to Appendix B to the proxy and information statement/prospectus included in this Registration Statement).
99.3	Consent of Morgan Stanley & Co. Incorporated.

Item 22. Undertakings.

        The undersigned Registrant hereby undertakes:

          (a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      To include any prospectus required by Section 10(a)(3) of the Securities Act.

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (e)  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (f)    That every prospectus: (i) that is filed pursuant to paragraph (e) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (g)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (h)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on May 2, 2003.

USA INTERACTIVE
By:	/s/ DARA KHOSROWSHAHI Dara Khosrowshahi Executive Vice President and Chief Financial Officer

         Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated as of May 2, 2003.

Signature	Title

/s/ BARRY DILLER* Barry Diller	Chairman of the Board, Chief Executive Officer and Director
/s/ VICTOR A. KAUFMAN* Victor A. Kaufman	Vice Chairman and Director
/s/ WILLIAM J. SEVERANCE* William J. Severance	Vice President and Controller (Chief Accounting Officer)
/s/ DARA KHOSROWSHAHI* Dara Khosrowshahi	Executive Vice President and Chief Financial Officer
/s/ RICHARD N. BARTON* Richard N. Barton	Director
/s/ ROBERT R. BENNETT* Robert R. Bennett	Director
/s/ EDGAR BRONFMAN, JR.* Edgar Bronfman, Jr.	Director

/s/ ANNE M. BUSQUET* Anne M. Busquet	Director
Jean-René Fourtou	Director
/s/ DONALD R. KEOUGH* Donald R. Keough	Director
/s/ MARIE-JOSÉE KRAVIS* Marie-Josée Kravis	Director
/s/ JOHN C. MALONE* John C. Malone	Director
/s/ GEN. H. NORMAN SCHWARZKOPF* Gen. H. Norman Schwarzkopf	Director
/s/ ALAN SPOON* Alan Spoon	Director
/s/ DIANE VON FURSTENBERG* Diane Von Furstenberg	Director
*By:	/s/ JULIUS GENACHOWSKI Julius Genachowski Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of March 18, 2003, by and between USA Interactive, Expedia, Inc. and Equinox Merger Corp. (incorporated by reference to Appendix A to the proxy and information statement/prospectus included in this Registration Statement).
3.1	Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit 3.1 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
3.2	Amendment to the Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit A of USA Interactive's Definitive Information Statement filed on November 19, 2001).
3.3
Certificate of Ownership and Merger Merging Taiwan Travel, Inc. into USA Networks, Inc. (incorporated by reference to Exhibit 3.3 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
3.4	Amended and Restated By-Laws of USA Interactive (incorporated by reference to Exhibit 99.1 of USA Interactive's Current Report on Form 8-K, filed on September 20, 2002).
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Shearman & Sterling as to certain tax matters.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1 hereto).
23.5	Consent of Shearman & Sterling (included in Exhibit 8.2 hereto).
24.1	Powers of Attorney.
99.1	Consent of Stockholders of USA in lieu of Stockholders' Meeting, dated as of March 18, 2003.
99.2	Opinion of Morgan Stanley & Co. Incorporated (incorporated by reference to Appendix B to the proxy and information statement/prospectus included in this Registration Statement).
99.3	Consent of Morgan Stanley & Co. Incorporated.

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IMPORTANT
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
  The Companies
  The Proposed Transaction
  Treatment of Expedia Stock Options and Restricted Stock Awards (Page • )
  Treatment of Expedia Warrants (Page • )
  Expedia Shareholder Vote Required (Page • )
  Recommendation to Expedia Shareholders (Page • )
  Opinion of Financial Advisor (Page • )
  The Merger Agreement (Page • )
  Interests of Certain Persons in the Merger (Page • )
  Regulatory Approvals (Page • )
  Accounting Treatment (Page • )
  Comparison of Shareholder Rights (Page • )
  Selected Historical Financial Information of USA and Expedia
  Selected Unaudited Pro Forma Combined Condensed Financial Information of USA
  Certain Historical and Pro Forma Per Share Data
RISK FACTORS
  Risks Relating to the Merger
  Risk Factors Relating to USA
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE EXPEDIA SPECIAL MEETING
  Time and Place; Purposes
  Record Date; Voting Rights
  Votes Required for Approval
  Voting and Revocation of Proxies
ACTION BY WRITTEN CONSENT OF USA STOCKHOLDERS
  General
THE MERGER
  Background to the Merger
  Recommendation of the Special Committee and the Expedia Board of Directors
  Information and Factors Considered by the USA Board of Directors
  Opinion of the Financial Advisor to the Special Committee
  EXPEDIA VALUATION ANALYSES
  USA VALUATION ANALYSES
  Material United States Federal Income Tax Consequences
  Dissenters' Rights
  Regulatory Approvals Required for the Merger
  Shareholder Litigation
  Certain Effects of the Merger
  Accounting Treatment for the Merger
  Resale of USA Common Stock and Listed USA Warrants
EXPEDIA 2003 FINANCIAL INFORMATION
  Operating Budget
  Actual Results and Forecast
Expedia Selected 2003 Financial Results and Forecast (In millions)
RELATIONSHIPS WITH EXPEDIA
  Relationships with Expedia, Its Directors, Officers and Controlled Affiliates
INTERESTS OF CERTAIN PERSONS IN THE MERGER
  Stock Options and Other Equity-Based Awards
  Composition of Expedia's Board of Directors
  Employment Agreements
  Compensation of Members of the Special Committee
  Indemnification and Insurance
THE MERGER AGREEMENT
  General Terms of the Merger Agreement
  Treatment of Securities in the Merger
  Exchange of Certificates
  Representations and Warranties
  Covenants
  Conditions to the Merger
  Termination of the Merger Agreement
  Amendment; Waiver
  Fees and Expenses
  Special Committee Approval
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF USA
DESCRIPTION OF USA CAPITAL STOCK
  USA Common Stock and USA Class B Common Stock
  USA Preferred Stock
  Transfer Agent
COMPARISON OF SHAREHOLDER RIGHTS
Summary of Material Differences Between the Rights of Expedia Shareholders and USA Stockholders
Appendix A: Agreement and Plan of Merger
TABLE OF CONTENTS
LIST OF EXHIBITS
W I T N E S S E T H
ARTICLE I CERTAIN DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III CONVERSION OF SECURITIES
ARTICLE IV REPRESENTATIONS AND WARRANTIES
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE VII TERMINATION
ARTICLE VIII GENERAL PROVISIONS
  APPENDIX B
  APPENDIX C
WASHINGTON BUSINESS CORPORATION ACT CHAPTER 23B.13 DISSENTERS' RIGHTS
  23B.13.010 Definitions.
  23B.13.020. Right to dissent.
  23B.13.030. Dissent by nominees and beneficial owners.
  23B.13.200. Notice of dissenters' rights.
  23B.13.210. Notice of intent to demand payment.
  23B.13.220. Dissenters' rights—Notice.
  23B.13.230. Duty to demand payment.
  23B.13.240. Share restrictions.
  23B.13.250. Payment.
  23B.13.260. Failure to take action.
  23B.13.270. After-acquired shares.
  23B.13.280. Procedure if shareholder dissatisfied with payment or offer.
  23B.13.300. Court action.
  23B.13.310. Court costs and counsel fees.
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statement Schedules.
  Item 22. Undertakings.
SIGNATURES
EXHIBIT INDEX